

Sub-managed by **Levine Leichtman**

2025 | ANNUAL
REPORT

*A **Differentiated** Private Equity Strategy*

Portfolio Diversification[1]



"Investing isn't about beating others at their game. It is about controlling yourself at your own game." Benjamin Graham

Legend:
- Commercial and Professional Services
- Engineered Products
- Franchise Consulting Services
- Healthcare Supplies
- Hobby Goods and Supplies
- Information Services and Advisory Solutions
- Insurance Services
- Legal Services
- Real Estate Services
- Restaurant and Food
- Retirement Plan Services
- Visual Safety Solutions

Data as of Dec. 31, 2025
[1] Totals may not equal 100 due to rounding.

Total Assets, Including Fair Value of Portfolio Company Investments

(Reflects acquisitions and portfolio company growth)



	2018	2019	2020	2021	2022	2023	2024	2025
Total Assets	$104.3 M	$175.5 M	$314.1 M	$514.8 M	$732.5 M	$1,013.1 M	$1,287.7 M	$1,503.2 M
Portfolio Companies	2	4	7	10	11	13	16	18
Add-Ons	1	2	5	10	19	24	32	47

Data as of Dec. 31, 2025



To Our Shareholders

Warren Buffett was a student of Ben Graham, and it was his teachings that Buffett credits for helping him become the face of value investing. Since Buffett took control of Berkshire in 1965, it has delivered more than 6,000,000% return to shareholders over the past 60 years. Buffett retired on Dec. 31, 2025, and turned the reins of the company over to his successor Greg Abel.

Berkshire is a Fortune 500, trillion-dollar holding company with over 50 direct operating subsidiaries of which many were acquired from owner-operators of the companies. Several of the prior owners still run the subsidiaries and have a substantial stake in Berkshire Hathaway shares. Many leaders in the business world, including CNL, have been inspired by Buffett's philosophy and value the many lessons he has imparted.

Buffett led Berkshire with integrity and saw his shareholders as partners. Accounting and valuations were not to be abused, and he built a culture that will continue under the new leadership. In fact, Abel's first letter to shareholders reiterated this point:

"Our durability comes from knowing who we are and how we operate. That deep understanding of the role our culture and values play in our success is shared by our shareholders. Berkshire's culture and values form the basis of our operating framework, which shapes the strategy we pursue and the choices we make as we build Berkshire."

Graham and Buffett are value investors who have been guided by their investing principles:

- **Value Investing** - "It's far better to buy a wonderful company at a fair price than a fair company at a wonderful price." Warren Buffett

- **Contrarian Approach** - Value investors possess many of the characteristics of contrarian investors and don't follow the herd. They are focused on buying well-run companies at a fair price.

- **Margin of Safety** - A cushion against uncertainty. Buying companies at a fair price with low debt reduces financial risk.

- **Management Quality** - Look for leaders who are transparent, honest and capable of making rational capital allocation decisions to build their company.

- **Long-Term Holding** - Patience is a virtue. The long-term perspective allows investments to benefit from compounding returns, reducing the impact of short-term market fluctuations. This capitalizes on the underlying growth of the business.

- **Free Cash Flow** - A high positive free cash flow signals financial flexibility and the ability of a company to reinvest in growth.

- **Circle of Competence** - This principle says investors should only engage with businesses they thoroughly understand, thereby minimizing the risks associated with unfamiliar industries.

- **Business Moats** - Buffett popularized the economic moat concept: a durable competitive advantage protecting profits from competitors over long periods. Many companies experience temporary advantages from market trends or first-mover positioning. Buffett distinguishes these from structural moats embedded in the business model.

- **Compounding** - Value investors look for companies that are structured to provide long-term compound returns. Albert Einstein famously identified compound interest as the eighth wonder of the world. Warren Buffett is the human embodiment of the eighth wonder, based on old-fashioned intelligence.

At CNL Strategic Capital, we admire Warren Buffett's work over the last 60 years and the foundational principles and standards he set for long-term value investors. We are not trying to beat others at their game. Instead, we remain laser-focused and disciplined on controlling our game over the long haul for the benefit of our shareholders.

CNL Strategic Capital

Sub-managed by Levine Leichtman

The Year in Review

- As of Dec. 31, 2025, our 18 portfolio company investments had a total fair value of $1.4 billion, compared to $1.1 billion for 16 portfolio companies the prior year.
- We have received $1.3 billion in aggregate net proceeds through our private and public offerings since inception, including $72.0 million through the distribution reinvestment plan.
- We received $167.4 million in net offering proceeds, including funds received through the distribution reinvestment plan as of the year ended Dec. 31, 2025.
- During the year ended Dec. 31, 2025, we received net investment income of $21.2 million compared to $21.1 million in the prior year.
- In 2025, the fair value of our investment in 18 portfolio companies increased by $126.6 million. Since inception, the fair value has increased by $374.6 million, representing 53.1% equity appreciation.
- Our acquisition of new portfolio companies and add-on acquisitions of our existing portfolio companies increased the total value of our portfolio by approximately $181.8 million in 2025, bringing the total cost to $1.0 billion since inception.
- Last year, we paid monthly distributions totaling $42.8 million.
- Together, with distributions paid, shareholders received a total investment return of 11.7%, 10.8%, 9.8%, 10.5%, 10.6% and 11.8% for Class FA, Class A, Class T, Class D, Class I and Class S shares, respectively, for the year ended Dec. 31, 2025. These returns are before any applicable sales load and assume that shareholders reinvested their distributions.

For additional details on the company's 2025 performance, please see the sources of distributions, including from sources other than income, and the financial highlights table in Note 6 and Note 12, respectively of Part II, Item 8 in the accompanying annual report on Form 10-K.

Historical Annual Total Investment Return: I Share Class

Our results demonstrate a consistent track record with 86 of 93 months showing positive returns with minimal volatility, particularly during the challenging period of the COVID-19 pandemic.

Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2025	0.0%	0.9%	0.6%	1.6%	0.8%	1.2%	1.5%	0.7%	0.2%	0.9%	1.0%	0.8%	10.6%
2024	0.2%	0.6%	1.2%	0.3%	0.4%	1.5%	0.1%	0.5%	1.3%	0.7%	1.4%	1.2%	9.9%
2023	1.4%	0.1%	0.9%	-0.2%	0.3%	0.7%	0.4%	1.3%	0.3%	0.2%	0.8%	1.4%	7.5%
2022	1.4%	0.3%	1.1%	0.2%	0.7%	0.6%	0.5%	1.0%	1.0%	0.3%	1.1%	1.2%	9.7%
2021	2.2%	1.6%	1.2%	2.0%	1.5%	1.1%	0.9%	-0.8%	0.7%	0.6%	0.6%	-0.2%	11.8%
2020	-0.2%	0.4%	-1.2%	0.2%	1.8%	1.8%	2.7%	1.1%	0.8%	1.2%	1.2%	1.8%	12.0%
2019	0.0%	0.9%	0.3%	0.9%	1.3%	0.4%	0.2%	0.2%	0.8%	0.4%	0.6%	0.9%	7.1%
2018	-	-	-	1.1%	0.5%	1.1%	3.4%	1.2%	0.3%	0.4%	1.1%	0.5%	9.9%

Monthly returns are calculated as the change in NAV plus distributions since the previous month. Additional information on the company's returns is available in the company's filings with the Securities and Exchange Commission.

Portfolio Update
Portfolio Companies with Majority Controlling Interest Ownership

Portfolio Company	Sector	Fair Market Value	Acquisition Cost[1]	Unrealized Gains (Inception to Date)	Dividend and Interest Paid to CNL Strategic Capital (Inception to Date)
ATA National Title Group	**Real Estate Services**	**$73,050**	**$74,125**	**($1,075)**	**$40,910**
	ATA National Title is one of the largest national independent title insurance agency and settlement service providers, in terms of volume, in the residential resale, residential refinance, commercial and default real estate markets.				
auriemma roundtables	**Information Services and Advisory Solutions**	**$83,872**	**$47,590**	**$36,282**	**$24,363**
	Auriemma U.S. Roundtables is a market leader providing data analytics and advisory services to approximately 100 blue-chip clients across specific consumer finance segments.				
Clarion	**Visual Safety Solutions**	**$131,058**	**$92,816**	**$38,242**	**$20,153**
	Clarion Safety Systems is a provider of standards-based visual safety labels and signs that support original equipment manufacturers, facility owners and employers in reducing risk and protecting workers.				
IFPG	**Franchise Consulting Services**	**$120,172**	**$118,000**	**$2,172**	**$2,641**
	IFPG is one of the largest member-based organizations dedicated to serving franchise professionals through the process of identifying and investing in a franchise business.				
LAWN DOCTOR	**Commercial and Professional Services**	**$144,845**	**$72,100**	**$72,744**	**$47,442**
	Lawn Doctor is a leading franchisor of residential services including lawn fertilization, mosquito abatement and cleaning services across a family of brands with more than 800 franchises across the country.				
MAP RETIREMENT	**Retirement Plan Services**	**$106,495**	**$76,436**	**$30,059**	**$3,431**
	MAP Retirement is a third-party administrator of retirement plans serving small and mid-sized businesses across all 50 states.				
Polyform	**Hobby Goods and Supplies**	**$26,452**	**$31,299**	**($4,847)**	**$29,846**
	Polyform Products is a leading developer, manufacturer and marketer of specialty clay and craft products.				
SiLL	**Insurance Services**	**$173,639**	**$112,100**	**$61,539**	**$11,677**
	Sill Holdings is a leading specialty insurance consulting firm focused on providing expert claim preparation, management and resolution services.				
TACMED SOLUTIONS	**Healthcare Supplies**	**$129,331**	**$105,744**	**$23,587**	**$18,541**
	TacMed Holdings is a designer, developer and manufacturer of medical products that equip, train and protect professionals in emergency trauma situations.				
ULTIMED	**Healthcare Supplies**	**$68,933**	**$41,720**	**$27,213**	**$39,924**
	Healthcare Safety Holdings is owned by Ultimed and is a producer of daily-use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets.[2]				
VEKTEK	**Engineered Products**	**$118,015**	**$105,703**	**$12,312**	**$32,242**
	Vektek Holdings is a designer, engineer and manufacturer of automated workholding solutions for CNC (Computer Numerical Control) machining.				
Subtotal		**$1,175,862**	**$877,633**	**$298,228**	**$271,170**

Portfolio Companies with Minority Controlling Interest Ownership

Portfolio Company	Sector	Fair Market Value	Acquisition Cost[1]	Unrealized Gains (Inception to Date)	Dividend and Interest Paid to CNL Strategic Capital (Inception to Date)
BLUE RIDGE ESOP ASSOCIATES *The Leader in ESOP Administration*	**Retirement Plan Services**	**$45,875**	**$10,709**	**$35,166**	**$5,483**
	Blue Ridge ESOP Associates is an independent, third-party employee stock ownership plan (ESOP) and 401(k) administrator.				
Law Business Research	**Legal Services**	**$105,725**	**$95,998**	**$9,728**	**$10,776**
	Law Business Research is a technology-driven information services business powering the global legal, intellectual property and governance, risk and compliance markets.				
MILTON	**Engineered Products**	**$23,251**	**$12,257**	**$10,995**	**$3,627**
	Milton Industries is a leading provider of highly engineered tools and accessories that generate and utilize compressed air (pneumatic devices).				
resolution economics LLC	**Legal Services**	**$25,997**	**$10,479**	**$15,518**	**$4,157**
	Resolution Economics is a premier specialty consulting firm that provides economic and data-driven analytics to leading law firms and corporations across the U.S., focusing on labor and employment and commercial litigation matters.				
SHIPLEY DO-NUTS	**Restaurant and Food**	**$7,807**	**$7,448**	**$359**	**$86**
	Shipley is one of the nation's largest donut and kolache brands, providing handcrafted, fresh-made-daily donuts, kolaches and coffee at over 375 locations across 14 states.				
USA INDUSTRIES	**Engineered Products**	**$5,000**	**$5,000**	**-**	**$8**
	USA Industries manufactures industrial flow control and testing products for the refinery/petrochemical, chemical and industrial end markets.				
USA WATER	**Commercial and Professional Services**	**$14,575**	**$10,000**	**$4,575**	**$416**
	USA Water is a leading provider of operations and maintenance services for water and wastewater systems across the Southeast U.S.				
Subtotal		**$228,230**	**$151,891**	**$76,341**	**$24,553**
Total		**$1,404,092**	**$1,029,526**	**$374,569**	**$295,723**

Data as of Dec. 31, 2025. Amounts shown are in thousands. Due to rounding, numbers presented throughout the tables may not add up precisely to the totals provided. Holdings may change at the discretion of the adviser and there is no guarantee any investment will meet its objectives.

[1] If applicable, includes adjustment to cost basis due to return of capital and add-on(s).

[2] Ultimed, Inc. is owned by Healthcare Safety Holdings LLC.

Looking Ahead

We are excited about continued portfolio growth and working closely with our portfolio companies to pursue organic initiatives and accretive acquisitions. We remain committed to you, our shareholders, and our investment strategy focused on delivering current income and long-term value through disciplined investments in resilient, cash-generating businesses.

On behalf of our board of directors and management team, we thank you for your continued trust, partnership and confidence in our strategy.

Sincerely,

James M. Seneff, Jr.
Chairman of the Board

Chirag J. Bhavsar
CEO



Board of Directors



James M. Seneff, Jr.
Director
Chairman of the Board



Andrew M. Schwartz
Director



Mark D. Linsz
Independent Director
Audit Committee Chairman



Benjamin A. Posen
Independent Director



Robert J. Woody
Independent Director

Executive Officers

Chirag J. Bhavsar
CEO

Tammy J. Tipton
Chief Financial Officer
Interim Chief Operating Officer

Paul W. Drury
Senior Managing Director

Safak Subasi
Senior Vice President

Company Profile

CNL Strategic Capital (the company) is a limited liability company that primarily seeks to acquire controlling equity stakes and loan positions in growing and durable middle-market businesses. The company seeks to provide long-term growth and monthly income, while protecting invested capital. CNL Strategic Capital intends to target businesses that have historically generated stable, free cash flow and where management has a meaningful ownership stake in the business. The company is externally managed by CNL Strategic Capital Management, LLC, which is a registered investment adviser.

Shareholder Information

Inquiries by shareholders should be directed to:

CNL Client Services
P.O. Box 219001
Kansas City, Missouri 64121-9001
866-650-0650

Legal Counsel

Clifford Chance US LLP
New York, New York

Corporate Offices

CNL Strategic Capital, LLC
450 South Orange Avenue
Suite 1400
Orlando, Florida 32801-3336
800-522-3863
cnlstrategiccapital.com

Independent Registered Certified Public Accounting Firm

Ernst & Young LLP
Orlando, Florida

Manager

CNL Strategic Capital
Management, LLC
Orlando, Florida

Form 10-K

The company's annual report as filed on Form 10-K with the U.S. Securities and Exchange Commission (the Commission) is enclosed with this report. Additional copies may be obtained at no charge upon written notice to Mr. Bradley Yochum, the company's secretary, at the corporate office address above. The Commission maintains a website located at sec.gov that contains reports, proxy and information statements, and other information regarding the company that is filed electronically with the Commission. In addition, the company makes available free of charge on its website, cnlstrategiccapital.com, the company's filings with the Commission.

Electronic Delivery

Sign up today to receive next year's annual report and proxy materials via the internet rather than by mail. Additional mailings, such as distribution statements and tax forms, are also available electronically. To sign up to receive these mailings electronically, or to review or change your current delivery preferences, please visit our website at cnlstrategiccapital.com/gopaperless.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-56162

CNL STRATEGIC CAPITAL, LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**32-0503849** (I.R.S. Employer Identification No.)
CNL Center at City Commons **450 South Orange Avenue** **Orlando,FL** (Address of principal executive offices)	**32801** (Zip Code)

Registrant's telephone number, including area code **(407) 650-1000**

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Exchange Act:

Title of Each Class
Class A Shares of Limited Liability Company Interests, $0.001 par value per share
Class FA Shares of Limited Liability Company Interests, $0.001 par value per share
Class T Shares of Limited Liability Company Interests, $0.001 par value per share
Class D Shares of Limited Liability Company Interests, $0.001 par value per share
Class I Shares of Limited Liability Company Interests, $0.001 par value per share
Class S Shares of Limited Liability Company Interests, $0.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

There is no established market for the Registrant's common shares. The Registrant is currently conducting an ongoing public offering of its common shares pursuant to a Registration Statement on Form S-1, which were offered and sold at $39.92, $38.30, $36.25 and $37.01 per Class A, Class T, Class D, and Class I shares as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), respectively, with discounts available for certain categories of purchasers, or at a price necessary to ensure that shares are not sold at a price, net of sales load, below net asset value per share. The number of shares held by non-affiliates as of June 30, 2025 was 34,591,415.

As of March 19, 2026, the Company had 3,724,101 Class FA shares, 9,257,524 Class A shares, 2,024,165 Class T shares, 3,067,485 Class D shares, 17,145,343 Class I shares and 1,687,939 Class S shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain exhibits previously filed with the Securities and Exchange Commission are incorporated by reference into Part IV of this report.

CONTENTS

PART I

Statement Regarding Forward-Looking Information

Certain statements in this annual report on Form 10-K (this "Annual Report") constitute "forward-looking statements." Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management's current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of our business and its performance, the economy and other future conditions and forecasts of future events and circumstances. Forward-looking statements are typically identified by words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues," "pro forma," "may," "will," "seeks," "should" and "could," and words and terms of similar substance, although not all forward-looking statements include these words. The forward-looking statements contained in this Annual Report involve risks and uncertainties, including statements as to:

- our future operating results;
- our business prospects and the prospects of our businesses and other assets;
- unanticipated costs, delays and other difficulties in executing our business strategy;
- performance of our businesses and other assets relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these assets;
- our contractual arrangements and relationships with third parties;
- actual and potential conflicts of interest with the Manager, the Sub-Manager and their respective affiliates;
- the dependence of our future success on the general economy and its effect on the industries in which we target, including high interest rates, inflationary pressures, recessionary concerns or global supply chain issues;
- events or circumstances which undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large depository institutions or other significant corporations, terrorist attacks, natural or man-made disasters, pandemics or threatened or actual armed conflicts;
- the use, adequacy and availability of proceeds from our current public offering ("Second Follow-On Public Offering"), financing sources, working capital or borrowed money to finance a portion of our business strategy and to service our outstanding indebtedness;
- the timing of cash flows, if any, from our businesses and other assets;
- the ability of the Manager and the Sub-Manager to locate suitable acquisition opportunities for us and to manage and operate our businesses and other assets;
- the ability of the Manager, the Sub-Manager and their respective affiliates to attract and retain highly talented professionals;
- the ability to operate our business efficiently, manage costs (including general and administrative expenses) effectively and generate cash flow;
- the lack of a public trading market for our limited liability company interests (our "shares");
- the ability to make and the amount and timing of anticipated future distributions;
- estimated net asset value per share of our shares;
- the loss of our exemption from the definition of an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act");
- fiscal policies or inaction at the U.S. federal government level, which may lead to federal government shutdowns or negative impacts on the U.S economy;
- the degree and nature of our competition; or
- the effect of changes to government regulations, accounting rules or tax legislation.

Our forward-looking statements are not guarantees of our future performance and shareholders are cautioned not to place undue reliance on any forward-looking statements. While we believe our forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. Our forward-looking statements are based on our current expectations and a variety of risks, uncertainties and other factors, many of which are beyond our ability to control or accurately predict.

Important factors that could cause our actual results to vary materially from those expressed or implied in our forward-looking statements include, but are not limited to, the factors listed and described under "Risk Factors" in the Company's prospectus filed with the SEC pursuant to Rule 424(b)(3) and dated April 7, 2025 (as supplemented to date, our "prospectus") and Item 1A. "Risk Factors" of this Annual Report.

All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made; we undertake no obligation to, and expressly disclaim any obligation to, update or revise forward-looking statements to reflect new information, changed assumptions, the occurrence of subsequent events, or changes to future operating results over time unless otherwise required by law.

Risk Factor Summary

An investment in our shares involves a high degree of risk. You should carefully consider the risks summarized in Item 1A. "Risk Factors" included in this report. These risks include, but are not limited to, the following:

- We may be unable to successfully implement our business and acquisition strategies or generate sufficient cash flow to make distributions to our shareholders.
- Our success will be dependent on the performance of the Manager and the Sub-Manager, but investors should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of future success. Prior to the Initial Public Offering (defined below), affiliates of CNL have only sponsored real estate and credit investment programs.
- We pay substantial fees and expenses to the Manager, the Sub-Manager, the Managing Dealer or their respective affiliates. These payments increase the risk that investors will not earn a profit on their investment.
- Investors will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative. We face risks with respect to the evaluation and management of future acquisitions.
- The shares will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Therefore, investors will have limited liquidity and may not receive a full return of their invested capital if investors sell their shares.
- The purchase price for the shares in the Second Follow-On Public Offering is based on our most recently determined net asset value and is not based on any public trading market. While our board of directors has engaged an independent valuation firm to assist with the valuation of our businesses, the valuation of our assets is inherently subjective, and our net asset value may not accurately reflect the actual price at which our assets could be liquidated on any given day.
- The amount of any distributions we may pay is uncertain. We may not be able to pay distributions and our distributions may not grow over time. We may pay distributions from any source, including from cash resulting from expense support and fee deferrals and/or waivers from the Manager and the Sub-Manager as needed, and there are no limits on the amount of offering proceeds we may use to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have less funds available for investments, and your overall return may be reduced. We believe the likelihood that we will pay distributions from sources other than cash flow from operations will be higher in the early stages of the Second Follow-On Public Offering.
- The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors, will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.
- If we were to become taxable as a corporation for U.S. federal income tax purposes, we would be required to pay income tax at corporate rates on our net income and would reduce the amount of cash available for distribution to our shareholders. Such distributions, if any, by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits.
- Our board of directors may change our business and acquisition policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to you.

Item 1.   Business

General

CNL Strategic Capital, LLC (which is referred to in this report as "we," "our," "us," "our company" or the "Company") is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. We commenced operations on February 7, 2018.

We are externally managed by CNL Strategic Capital Management, LLC (the "Manager"), an entity that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Manager is controlled by CNL Financial Group, LLC (the "Sponsor"), a private investment management firm specializing in alternative investment products. We have engaged the Manager under a management agreement, as currently amended and as may be amended in the future (the "Management Agreement") pursuant to which the Manager is responsible for the overall management of our activities. The Manager has engaged Levine Leichtman Strategic Capital, LLC (the "Sub-Manager"), a registered investment adviser, under a sub-management agreement, as currently amended and as may be amended in the future (the "Sub-Management Agreement"), pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, LLC. The Manager also provides us with certain administrative services (in such capacity, the "Administrator") under an administrative services agreement, as currently amended and as may be amended in the future (the "Administrative Services Agreement"), with us. The Sub-Manager also provides certain other administrative services to us (in such capacity, the "Sub-Administrator") under a sub-administration agreement, as currently amended and as may be amended in the future (the "Sub-Administration Agreement"), with the Manager.

The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisitions and debt financing opportunities, subject to approval by the Manager's management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

We refer to the strategy of owning both the debt and equity of our target private companies as a "private capital" strategy. We intend to target businesses that are highly cash flow generative, with annual revenues primarily between $15 million and $250 million and whose management teams seek an ownership stake in the company. Our business strategy is to acquire controlling equity interests in combination with debt positions and in doing so, provide long-term capital appreciation and current income while protecting invested capital. We seek to structure our investments with limited, if any, third-party senior leverage.

We intend for a significant majority of our total assets to be comprised of long-term controlling equity interests and debt positions in the businesses we acquire. In addition and to a lesser extent, we may acquire other debt and minority equity positions. We intend to acquire, directly or through syndication, various types of debt including secured and senior unsecured debt, notes and other instruments. We may also acquire minority equity interests in combination with other funds and partnerships managed by the Sub-Manager or its affiliates. We expect that these positions will comprise a minority of our total assets.

Our target businesses are expected to fall within the following industries (without limitation): business services, consumer products, education, franchising, light manufacturing / specialty engineering, non-FDA regulated healthcare and safety companies. We do not intend to acquire businesses in industries that we believe are not stable or predictable, including oil and gas, commodities, high technology, internet and e-commerce. We also do not intend to acquire businesses that at the time of our acquisition are distressed or in the midst of a turnaround.

We intend to operate these businesses over a long-term basis with minimum holding period of four to six years. Actual holding periods for many of our businesses are expected to exceed this minimum holding period, but each business will be acquired with the expectation of an eventual exit transaction after a reasonable time frame to allow for the realization of shareholder appreciation. In limited circumstances in order to manage liquidity needs, meet other operating objectives or adapt to changing market conditions, we may also exit businesses prior to the expected minimum holding period. Exit decisions in relation to our businesses after the expiration of the minimum holding period will be made with the objective of maximizing shareholder value and allowing us to realize capital appreciation to the extent available from individual businesses. We will also assess the impact that any exit decision may have on our exclusion from registration as an investment company under the Investment Company Act. Potential exit transactions that we may pursue for our businesses include recapitalizations, public offerings, asset sales, mergers and other business combinations. In each case, in selecting the form of exit transaction we expect to assess prevailing market conditions, the timing and cost of implementation, whether we will be required to assume any post-transaction liabilities and other factors determined by the Manager and the Sub-Manager. No assurance can be given relating to the actual timing or impact of any exit transaction on our business.

We were formed as a Delaware limited liability company on August 9, 2016 and we intend to operate our business in a manner that will permit us to avoid registration under the Investment Company Act.

In November and December of 2025, the audit committee of our board of directors conducted an assessment of enhanced liquidity options for shareholders (the "enhanced liquidity option assessment") with the assistance of the Manager, the Sub-Manager and a financial advisor. As a result of the enhanced liquidity option assessment, our audit committee concluded that continuing our company as a perpetual life vehicle where shareholders can access liquidity through the existing share repurchase program was in the best interests of our company and its shareholders. At the same time, our audit committee recognized that shareholders may desire greater liquidity than what is currently provided for under the share repurchase program in light of this decision. Therefore, our audit committee recommended to our board of directors that it approve and submit the enhanced liquidity plan (as further described in the proxy statement filed with the SEC on January 29, 2026) to shareholders for consideration at a special meeting of shareholders to be held on March 30, 2026. However, there can be no assurance that the enhanced liquidity plan is approved by our shareholders.

Continuing our company as a perpetual life vehicle was contemplated at the time of our formation. Our board of directors' determination to continue our company as a perpetual life vehicle reflects a pursuit of this longer-term strategy, which will also provide us with the option to continue raising capital beyond the expiration of our current continuous public offering on November 1, 2027. The Manager and the Sub-Manager believe that this longer-term horizon will provide an opportunity to continue to add value to our current businesses and to invest in new businesses to support their potential long-term growth, allowing for greater portfolio diversification across various market cycles. Other than the enhanced liquidity plan, there are no changes or limitations currently contemplated for our objectives or strategy.

Our Common Shares Offerings

Public Offerings

We commenced our initial public offering of up to $1.1 billion of shares on March 7, 2018 (the "Initial Public Offering"), which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to a registration statement on Form S-1, as amended (the "Initial Registration Statement"). On November 1, 2021, we commenced a follow-on public offering of up to $1.1 billion of shares (the "Follow-On Public Offering"), which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to a registration statement on Form S-1, as amended (the "Follow-On Registration Statement").

On November 1, 2024, we commenced a second follow-on public offering of up to $1.1 billion of shares (the "Second Follow-On Public Offering" and together with the Initial Public Offering and the Follow-On Public Offering, the "Public Offerings"), which includes up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to a registration statement on Form S-1 (the "Second Follow-On Registration Statement") filed with the Securities and Exchange Commission (the "SEC"). Upon commencement of the Second Follow-On Public Offering, the Follow-On Registration Statement was deemed terminated. Through the Second Follow-On Public Offering, we are offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, "Non-founder shares"). There are differing selling fees and commissions for each share class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to our distribution reinvestment plan).

As of March 19, 2026, we had raised aggregate gross offering proceeds of approximately $1.2 billion from the sale of common shares in the Public Offerings, including $72.0 million received through our distribution reinvestment plan.

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Private Offerings

During the period from commencement of operations on February 7, 2018 to December 31, 2020, we offered Class FA ("Class FA") and Class S ("Class S") shares (collectively, the "Founder shares") through a combination of four private offerings (the "Private Offerings" and, together with the Public Offerings, the "Offerings") only to persons that were "accredited investors," as that person is defined under the Securities Act and Regulation D promulgated under the Securities Act, and raised aggregate gross offering proceeds of approximately $177 million. We conducted each of the Private Offerings pursuant to the applicable exemption under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated under the Securities Act. All of the Private Offerings were terminated on or before December 31, 2020. See our Form 10-K for the year ended December 31, 2020 for additional information related to our Private Offerings.

Since we commenced operations on February 7, 2018 and through March 19, 2026, we have raised total net offering proceeds (including amounts raised from our Private Offerings and Public Offerings) of approximately $1.3 billion, including approximately $72.0 million received through our distribution reinvestment plan. For additional information on our Offerings, see Note 7. "Capital Transactions" in Item 8. "Financial Statements and Supplementary Data."

Portfolio and Investment Activity

Since we commenced operations in February 2018, we have acquired controlling equity interests in combination with debt positions in 12 middle-market U.S. businesses and disposed of one middle-market U.S. business. We have also acquired non-controlling equity interests in combination with debt positions in seven additional U.S. and Global middle-market businesses.

As of December 31, 2025 and 2024, our portfolio company investments had a total fair value of $1.4 billion (18 portfolio companies) and $1.1 billion (16 portfolio companies), respectively. Our portfolio company investments were diversified across twelve industries and all but two of our debt investments featured fixed interest rates as of December 31, 2025. See Item 7. "Management's Discussion and Analysis – Portfolio and Investment Activity" and Note 3. "Investments" in Item 8. "Financial Statements and Supplementary Data" for additional information related to our investment portfolio.

Two of our portfolio companies exceeded 20% significance under Rule 3-09 for the year ended December 31, 2025. One of our portfolio companies exceeded 20% significance under Rule 3-09 for the year ended December 31, 2024. See Item 15. "Exhibits and Financial Statement Schedules" for financial statements of our significant portfolio company, as defined by Rule 3-09.

Our portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations which would impact our ability to make distributions to shareholders.

Borrowings

As of December 31, 2025, we had the ability to borrow up to $50.0 million under a line of credit with the ability to increase the maximum commitment by an additional $50.0 million at the lender's discretion. We borrowed and repaid $30.0 million during the year ended December 31, 2025 and no amounts under the line of credit were outstanding as of December 31, 2025. See Note 8. "Borrowings" in Item 8. "Financial Statements and Supplementary Data" for additional information related to our borrowings.

We will not use leverage in excess of 35% of our gross assets (for which calculation borrowings of our businesses are not included) unless a majority of our independent directors approves any excess above such limit and determines that such borrowing is in the best interests of our company. Any excess in leverage over such 35% limit shall be disclosed to shareholders in our next quarterly or annual report, along with the reason for such excess. In any event, we expect that the amount of our aggregate borrowings will be reasonable in relation to the value of our assets and will be reviewed by our board of directors at least quarterly.

Financing a portion of the acquisition price of our assets will allow us to broaden our business by increasing the funds available for acquisition. Financing a portion of our acquisitions is not free from risk. Using borrowings requires us to pay interest and principal, referred to as "debt service," all of which decrease the amount of cash available for distribution to our shareholders or other purposes. We may also be unable to refinance the borrowings at maturity on favorable or equivalent terms, if at all, exposing us to the potential risk of loss with respect to assets pledged as collateral for loans. Certain of our borrowings may be floating rate and the effective interest rates on such borrowings will increase when the relevant interest benchmark increases.

Competition

We compete for acquisitions with strategic buyers, private equity funds and diversified holding companies. Additionally, we may compete for loans with traditional financial services companies such as commercial banks. Certain competitors are substantially larger and have greater financial, technical and marketing resources than we do. For example, some competitors may have access to funding sources that are not available to us, and others may have higher risk tolerances or different risk assessments.

However, we believe we provide a unique capital solution to sellers and operating management teams that is not widely available in the market, if at all. We believe we are able to be competitive with these entities primarily due to our focus on established middle-market U.S. companies, the ability of the Manager and the Sub-Manager to source proprietary transactions, and our unique business strategy that offers business owners a flexible capital structure and is a more attractive alternative when they require investment capital to meet their ongoing business needs. Further, we believe regulatory changes, including the adoption of the Dodd-Frank Act and the introduction of the international capital and liquidity requirements under the Basel III Accords ("Basel III") have caused some of our potential competitors to curtail their lending to middle-market U.S. companies as a result of the greater regulatory risk and expense involved in lending to the sector.

Human Capital Resources

We are externally managed and as such we do not have any employees. All of our executive officers are employees of the Manager or one or more of its affiliates. The Manager has reported to us that it generally strives to have a diverse group of candidates to consider for roles. In addition, the Manager has reported that it maintains a variety of development, health and wellness and charitable programs for its personnel, including those who provide services to us.

Tax Status

We believe that we are properly characterized as a partnership for U.S. federal income tax purposes and expect to continue to qualify as a partnership, and not be treated as a publicly traded partnership or otherwise be treated as a taxable corporation, for such purposes. As a partnership, we are generally not subject to U.S. federal and state income tax at the entity level. However, the Company holds certain equity investments in taxable subsidiaries (the "Taxable Subsidiaries"). The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are "pass through" entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries' ownership of certain investments. The income tax expense, or benefit, and related tax assets and liabilities are reflected in the Company's consolidated financial statements.

Corporate Information

Our executive offices are located at 450 South Orange Avenue, Orlando, Florida 32801, and our telephone number is 407-650-1000.

Available Information

We maintain a web site at www.cnlstrategiccapital.com containing additional information about our business, and a link to the SEC web site (www.sec.gov). We make available free of charge on our web site our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practical after we file such material with, or furnish it to, the SEC. The contents of our website are not incorporated by reference in or are otherwise a part of this Annual Report. The SEC also maintains a web site (www.sec.gov) where you can search for annual, quarterly and current reports, proxy and information statements, and other information regarding us and other public companies.

Item 1A.   Risk Factors

Investing in our shares involves a number of significant risks. In addition to the other information contained in this Annual Report, investors should consider carefully the following information before making an investment in our shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the value of our shares could decline, and investors may lose part or all of their investment.

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Risks Related to Our Shares

The offering prices may change on a monthly basis and investors may not know the offering price when they submit their subscription agreements.

The offering prices for our classes of shares may change on a monthly basis and investors will need to determine the price by checking our website at www.cnlstrategiccapital.com or reading a supplement to our prospectus. A subscriber may also obtain our current offering price by calling us by telephone at (866) 650-0650. In addition, if there are issues processing an investor's subscription, the offering price may change prior to the acceptance of such subscription. In the event we adjust the offering price after an investor submits their subscription agreement and before the date we accept such subscription, such investor will not be provided with direct notice by us of the adjusted offering price but will need to check our website or our filings with the SEC prior to the closing date of their subscription. In this case, an investor will have at least five business days after we publish the adjusted offering price to consider whether to withdraw their subscription request before they are committed to purchase shares upon our acceptance.

Investors will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative.

We are not able to provide investors with information to evaluate the economic merit of the acquisitions we intend to make prior to our making them and investors will be relying entirely on the ability of the Manager, the Sub-Manager and our board of directors to select or approve, as the case may be, such acquisitions. Future opportunities may include the acquisition of businesses that are currently owned and/or controlled by the Sub-Manager or its affiliates. In connection with any acquisition of a business that involves the Sub-Manager or its affiliates (excluding co-investment opportunities acquired directly from third parties other than the Sub-Manager or its affiliates), we would seek a valuation from a third-party valuation firm, and such acquisition would be subject to approval of a majority of our independent directors.

Additionally, the Manager and the Sub-Manager, subject to oversight by our board of directors, have broad discretion to review, approve, and oversee our business and acquisition policies, to evaluate our acquisition opportunities and to structure the terms of such acquisitions and investors will not be able to evaluate the transaction terms or other financial or operational data concerning such acquisitions. Because of these factors, the Second Follow-On Public Offering may entail more risk than other types of offerings. Our board of directors has also delegated broad discretion to both of the Manager and Sub-Manager to implement our business and acquisitions strategies, which includes delegation of the duty to approve certain decisions consistent with the business and acquisition policies approved by our board of directors, our board of directors' fiduciary duties and securities laws. This additional risk may hinder investors' ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted returns and other objectives.

The Second Follow-On Public Offering is a "best efforts" offering and if we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make, and the value of an investment in us will fluctuate with the performance of the assets we acquire.

The Second Follow-On Public Offering is a "best efforts," as opposed to a "firm commitment" offering. This means that the Managing Dealer is not obligated to purchase any shares, but has only agreed to use its "best efforts" to sell the shares to investors. As a result, if we are unable to raise substantial funds, we will make fewer acquisitions resulting in less diversification in terms of the number of assets owned and the types of assets that we acquire.

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Participating broker-dealers in the Second Follow-On Public Offering are required to comply with Regulation Best Interest, which enhances the broker-dealer standard of conduct beyond current suitability obligations and requires participating broker-dealers in the Second Follow-On Public Offering to act in the best interest of each investor when making a recommendation to purchase shares in the Second Follow-On Public Offering, without placing their financial or other interest ahead of the investor's interests. The application of this enhanced standard of conduct may impact whether a broker-dealer recommends our shares for investment and consequently may adversely affect our ability to raise substantial funds in the Second Follow-On Public Offering. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares should consider a number of factors under the duty of care obligation of Regulation Best Interest, including but not limited to cost and complexity of the investment and reasonably available alternatives, which alternatives are likely to exist, may be less costly or have a lower investment risk, in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe it is in the best interest of a particular retail customer. However, if broker-dealers choose alternatives to our shares, many of which likely exist, such as an investment in listed entities, which may be a reasonable alternative to an investment in us as such investments may feature characteristics like lower cost, nominal commissions at the time of initial purchase, less complexity and lesser or different risks, our ability to raise capital will be adversely affected. If Regulation Best Interest reduces our ability to raise capital in the Second Follow-On Public Offering, it would also harm our ability to create a diversified portfolio of investments and ability to achieve our objectives.

In such event, the likelihood of our profitability being affected by the performance of any one of our assets will increase. An investment in our shares will be subject to greater risk to the extent that we lack asset diversification. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to pay distributions could be adversely affected.

Investors should not assume that we will sell the maximum offering amount of the Second Follow-On Public Offering, or any other particular offering amount in the Second Follow-On Public Offering.

The shares will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Therefore, investors in the shares will have limited liquidity and may not receive a full return of their invested capital if investors sell their shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. The ability to transfer shares is limited. Pursuant to our seventh amended and restated limited liability company agreement, as currently amended and as may be amended in the future (our "LLC Agreement"), we have the discretion under certain circumstances to prohibit transfers of shares, or to refuse to consent to the admission of a transferee as a shareholder. We have adopted a share repurchase program to conduct quarterly share repurchases but only a limited number of shares are eligible for repurchase. Moreover, investors should not rely on our share repurchase program as a method to sell shares promptly because our share repurchase program includes numerous restrictions that limit their ability to sell their shares to us, and our board of directors may amend or suspend our share repurchase program upon 30 days' prior notice to our shareholders if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders, such as when repurchase requests would place an undue burden on our liquidity, adversely affect our operations, risk having an adverse impact on us that would outweigh the benefit of repurchasing our shares or risk our ability to qualify as a partnership for U.S. federal income tax purposes. Upon suspension of our share repurchase program, our share repurchase program requires our board of directors to consider at least quarterly whether the continued suspension of the plan is in our best interest and the best interest of our shareholders; however, we are not required to authorize the recommencement of the share repurchase program within any specified period of time. Our board of directors cannot terminate our share repurchase program absent a liquidity event or where otherwise required by law. In such an event, we will notify our shareholders of such developments in a current report on Form 8-K or in our annual or quarterly reports, which will be posted on our website, and will also provide a separate communication to our shareholders.

At the discretion of our board of directors, we may use cash on hand, including offering proceeds, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our share repurchase program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The timing, amount and terms of our share repurchase program will include certain restrictions intended to maintain our ability to qualify as a partnership for U.S. federal income tax purposes. Therefore, it will be difficult for investors to sell their shares promptly or at all. If investors are able to sell their shares, investors may only be able to sell them at a substantial discount for the price they paid. Investor suitability standards imposed by certain states may also make it more difficult to sell their shares to someone in those states. The shares should be purchased as a long-term investment only.

Under our share repurchase program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, during any consecutive two-year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, which may adversely affect our flexibility and our ability to achieve our investment objectives.

If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under our share repurchase program) until all outstanding repurchase requests ("Unfulfilled Repurchase Requests") have been satisfied. Additionally, during such time as there remains any requests under our share repurchase plan outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. If triggered, this requirement may prevent us from pursuing potentially accretive investment opportunities and may keep us from fully realizing our investment objectives. In addition, this requirement may limit our ability to pay distributions to our shareholders. "Investable assets" includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

The ongoing offering price may not accurately reflect the value of our assets.

Our board of directors determines our net asset value for each class of our shares on a monthly basis. If our net asset value per share on such valuation date increases above or decreases below our net proceeds per share as stated in our prospectus, we will adjust the offering price of any of the classes of our shares, effective five business days after such determination is published, to ensure that no share is sold at a price, after deduction of upfront selling commissions and dealer manager fees, that is above or below our net asset value per share on such valuation date. Ongoing offering prices for the shares in the Second Follow-On Public Offering will take into consideration other factors such as selling commissions, dealer manager fees, distribution and shareholder servicing fees and organization and offering expenses so the offering price will not be the equivalent of the value of our assets.

Valuations and appraisals of our assets are estimates of fair value and may not necessarily correspond to realizable value.

Our board of directors, with assistance from the Manager and the Sub-Manager, is ultimately responsible for determining in good faith the fair value of our assets for which market prices are not readily available. Our board of directors, including a majority of our independent directors and our audit committee, has adopted a valuation policy that provides for methodologies to be used to determine the fair value of our assets for purposes of our net asset value calculation. Our board of directors makes this determination on a monthly basis, and any other time when a decision is required regarding the fair value of our assets. Our board of directors has retained an independent valuation firm to assist the Manager and the Sub-Manager in preparing their recommendations with respect to our board of directors' determination of the fair values of assets for which market prices are not readily available. However, it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of assets or liabilities between valuations, or to obtain quickly complete information regarding any such events. As a result, the net asset value per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our net asset value may be appropriately adjusted in accordance with our valuation procedures.

Within the parameters of our valuation procedures, the valuation methodologies used to value our assets involves subjective judgments and projections and may not be accurate. Valuation methodologies also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations of our assets are only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the Manager, the Sub-Manager and the independent valuation firm. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the valuation. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market prices existed for these assets. Furthermore, through the valuation process, our board of directors may determine that the fair value of our assets that differs materially from the values that were provided by the independent valuation firm. There will be no retroactive adjustment in the valuation of such assets, the offering price of our shares, the price we paid to repurchase shares or net asset value-based fees we paid to the Manager, the Sub-Manager or the Managing Dealer to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price investors will pay for our shares in the Second Follow-On Public Offering, and the price at which their shares may be repurchased by us pursuant to our share repurchase program are generally based on our most recently determined net asset value per share, they may pay more than realizable value or receive less than realizable value for their investment.

Our net asset value per share may change materially if the valuations of our assets materially change from prior valuations or the actual operating results for a particular month differ from what we originally budgeted for that month.

When the valuations of our assets are reflected in our net asset value calculations, there may be a material change in our net asset value per share for each class of our shares from those previously reported. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the net asset value per share. We will not retroactively adjust the net asset value per share of each class of shares reported for the previous month. Therefore, because a new monthly valuation may differ materially from the prior valuation or the actual results from operations may be better or worse than what we previously budgeted, the adjustment to reflect the new valuation or actual operating results may cause the net asset value per share for each class of our shares to increase or decrease, and such increase or decrease will occur on the day the adjustment is made.

The amount of any distributions we may pay is uncertain. We may not be able to pay investors distributions and our distributions may not grow over time.

Subject to our board of directors' discretion and applicable legal restrictions, our board of directors has declared, and intends to continue to declare cash distributions to shareholders. We intend to pay these distributions to our shareholders out of assets legally available for distribution. We cannot assure investors that we will achieve operating results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of the risks described in this Annual Report. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, compliance with applicable regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure investors that we will pay distributions to our shareholders in the future.

We may pay all or a substantial portion of our distributions from various sources of funds available to us, including from expense support from the Manager and the Sub-Manager, borrowings, the offering proceeds and other sources, without limitation. We may pay some of our distributions from offering proceeds, borrowings, or from other sources, including cash resulting from expense support from the Manager and the Sub-Manager pursuant to an expense support and conditional reimbursement agreement (the "Expense Support and Conditional Reimbursement Agreement"). For the years ended December 31, 2025, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support (reimbursement) of 47.4%, 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 2.2%, 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 45.9%, 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. For the year ended December 31, 2025, 4.5% of distributions were additionally paid from realized gains. The company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. If we fund distributions from financings, then such financings will need to be repaid, and if we fund distributions from offering proceeds, then we will have fewer funds available for business opportunities, which may affect our ability to generate future cash flows from operations and, therefore, reduce their overall return. In addition, if we fund distributions from borrowings, or other sources like expense support from the Manager and Sub-Manager, such sources may result in a liability to us which would cause our net asset value to decline more sharply than it otherwise would if we had not borrowed or used expense support to fund our distributions, which would negatively affect the price per share of our shares. We cannot predict when distribution payments sourced from debt and from proceeds will occur, and an extended period of such payments would likely be unsustainable.

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Because the Managing Dealer is an affiliate of the Manager, investors will not have the benefit of an independent review of the Second Follow-On Public Offering or us customarily performed in underwritten offerings.

The Managing Dealer, CNL Securities Corp., is an affiliate of the Manager, and will not make an independent review of us or the Second Follow-On Public Offering. Accordingly, investors will have to rely on their own broker-dealer or distribution intermediary to make an independent review of the terms of the Second Follow-On Public Offering. If an investor's broker-dealer or distribution intermediary does not conduct such a review, they will not have the benefit of an independent review of the terms of the Second Follow-On Public Offering. Further, the due diligence investigation of us by the Managing Dealer cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, investors will not have an independent review of our performance and the value of our shares relative to publicly traded companies.

We may be unable to use a significant portion of the net proceeds of the Second Follow-On Public Offering on acceptable terms in the timeframe contemplated by the prospectus relating to the Second Follow-On Public Offering.

Delays in using the net proceeds of the Second Follow-On Public Offering may impair our performance. We cannot assure an investor that we will be able to identify any acquisition opportunities in a manner consistent with our business strategy or that any acquisition that we make will produce a positive return. We may be unable to use the net proceeds of the Second Follow-On Public Offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before we have raised sufficient funds to deploy the proceeds of the Second Follow-On Public Offering in acquisitions that are consistent with our business strategy, we will deploy the net proceeds of the Second Follow-On Public Offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, certain leveraged loans and high-quality debt instruments maturing in one year or less from the time of acquisition, which may produce returns that are significantly lower than the returns which we expect to achieve in relation to the businesses and other assets we will seek to acquire. At times, cash invested in these temporary investments may be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. In the event we are unable to find suitable investments, such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash net investment income. In the event we fail to timely invest the net proceeds of the Second Follow-On Public Offering, our results of operations and financial condition may be adversely affected.

Investors' interest in us will be diluted if we issue additional shares, which could reduce the overall value of the investment.

Potential investors do not have preemptive rights to any shares we issue in the future. Our LLC Agreement authorizes us to issue 1,000,000,000 shares. Pursuant to our LLC Agreement, a majority of our entire board of directors may amend our LLC Agreement from time to time to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without shareholder approval. After an investor's purchase of our shares, our board of directors may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors, the Manager, the Sub-Manager and/or employees of the Manager or the Sub-Manager. To the extent we issue additional equity interests after an investor's purchase of our shares, their percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our assets, an investor may also experience dilution in the net asset value and fair value of their shares.

Investors will experience substantial dilution in the net tangible book value of their shares equal to the offering costs and sales load associated with their shares and will encounter substantial on-going fees and expenses.

If investors purchase our shares in the Second Follow-On Public Offering, there are substantial fees and expenses which will be borne by the investor initially and ongoing as an investor. Also, investors will incur immediate dilution in the net tangible book value of their shares equal to the offering costs and the sales load associated with their shares. There are also certain offering costs associated with the shares in the Second Follow-On Public Offering, which will be reimbursed to the Manager and the Sub-Manager. This means that the investors who purchase shares will pay a price per share that substantially exceeds the per share value of our assets after subtracting our liabilities.

Our business could be adversely affected if we fail to maintain our qualification as a venture capital operating company, or VCOC, under the Plan Asset Regulation.

We currently operate our business in a manner so that it is intended to qualify as a "venture capital operating company" ("VCOC") under the U.S. Department of Labor regulation at 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") (the "Plan Asset Regulation"), and therefore are not subject to the fiduciary requirements with respect to our assets. However, if we fail to satisfy the requirements to qualify as a VCOC for any reason and no other exception under the Plan Asset Regulation applies, such failure could materially interfere with our activities or expose us to risks related to our failure to comply with the requirements and the fiduciary responsibility standards of ERISA would apply to us, including the requirement of investment prudence and diversification, and certain transactions that we enter into, or may have entered into, in the ordinary course of business, might constitute or result in non-exempt prohibited transactions under Section 406 of ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). A non-exempt prohibited transaction, in addition to imposing potential fiduciary liabilities may also result in the imposition of an excise tax under the Code upon a "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975 of the Code) with whom we engaged in the transaction. Therefore, our business could be adversely affected if we fail to quality as a VCOC under the Plan Asset Regulation.

Risks Related to Our Organization and Structure

We may be unable to successfully implement our business and acquisition strategies or generate sufficient cash flow to make distributions to our shareholders.

We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will be unable to implement and execute our business strategy as described in our prospectus and that the value of our shares could decline substantially and, as a result, investors may lose part or all of their investment. Our financial condition and results of operations will depend on many factors including the availability of acquisition opportunities, readily accessible short and long-term financing, financial markets and economic conditions generally and the performance of the Manager and the Sub-Manager. There can be no assurance that we will be able to generate sufficient cash flow over time to pay our operating expenses and make distributions to shareholders.

Our ability to implement and execute our business strategy depends on the Manager's and the Sub-Manager's ability to manage and support our business operations. If the Manager or the Sub-Manager were to lose any members of their respective senior management teams, our ability to implement and execute our business strategy could be significantly harmed.

We have no internal management capacity or employees other than our appointed executive officers and will be dependent on the diligence, skill and network of business contacts of the Manager's and the Sub-Manager's senior management teams to implement and execute our business strategy. We also depend, to a significant extent, on the Manager's and the Sub-Manager's access to its investment professionals and the information and deal flow generated by these professionals. The Manager's and the Sub-Manager's senior management teams will evaluate, negotiate, structure, close, and monitor the assets we acquire. The departure of any of the Manager's or the Sub-Manager's senior management teams could have a material adverse effect on our ability to implement and execute our business strategy. We do not anticipate maintaining any key person insurance on any of the Manager's or the Sub-Manager's senior management teams.

Our board of directors may change our business and acquisition policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to investors.

Our board of directors has the authority to modify or waive our current business and acquisition policies, criteria and strategies without prior notice and without shareholder approval. In such event, we will promptly file a prospectus supplement and a current report on Form 8-K, disclosing any such modification or waiver. We cannot predict the effect any changes to our current business and acquisition policies, criteria and strategies would have on our business, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay investors distributions and cause investors to lose all or part of their investment. Moreover, we will have significant flexibility in deploying the net proceeds of the Second Follow-On Public Offering and may use the net proceeds from the Second Follow-On Public Offering in ways with which investors may not agree or for purposes other than those contemplated at the time of the Second Follow-On Public Offering.

If we internalize our management functions, investors' interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire the Manager's or the Sub-Manager's assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares. The payment of such consideration could result in dilution of an investor's interests as a shareholder and could reduce the earnings per share attributable to their investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to the Manager under the Management Agreement (50% of which is paid to the Sub-Manager under the Sub-Management Agreement), we would incur the compensation and benefits as well as the costs of our officers and other employees and consultants that we now expect will be paid by the Manager, the Sub-Manager or their respective affiliates. In addition, we may issue equity awards to officers and consultants, which awards would decrease net income and may further dilute an investor's investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of internalization are higher than the expenses we avoid paying to the Manager and the Sub-Manager, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our shareholders and the value of our shares. As currently organized, we do not expect to have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. In addition, we could have difficulty retaining such personnel employed by us. We expect individuals employed by the Manager and the Sub-Manager to perform asset management and general and administrative functions, including accounting and financial reporting for us. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our assets.

In some cases, internalization transactions involving the acquisition of a manager have resulted in litigation. If we were to become involved in such litigation in connection with an internalization of our management functions, we could be forced to spend significant amounts of money defending ourselves in such litigation, regardless of the merit of the claims against us, which would reduce the amount of funds available to acquire additional assets or make distributions to our shareholders.

Anti-takeover provisions in our LLC Agreement could inhibit a change in control.

Provisions in our LLC Agreement may make it more difficult and expensive for a third party to acquire control of us, even if a change of control would be beneficial to our shares. Under our LLC Agreement, our shares have only limited voting rights on matters affecting our business and therefore have limited ability to influence management's decisions regarding our business. In addition, our LLC Agreement contains a number of provisions that could make it more difficult for a third party to acquire, or may discourage a third party from acquiring control of the company. These provisions include:

- restrictions on our ability to enter into certain transactions with major holders of our shares modeled on the limitation contained in Section 203 of the Delaware General Corporation Law, or the DGCL;

- establishing a board of directors divided into three classes – Class I, Class II and Class III – serving staggered three-year terms, such that not all members of the board of directors will be elected at one time, making it more difficult for shareholders to change the composition of our board of directors;

- allowing only the company's board of directors to fill vacancies, including newly created directorships;

- requiring that directors may be removed, with or without cause, only by a vote of a majority of the issued and outstanding shares;

- requiring advance notice for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by holders of our shares at a meeting of shareholders;

- permitting each of the Manager and Sub-Manager, respectively, to initially appoint a non-independent director and, thereafter, to nominate such non-independent director's replacement upon such non-independent director's failure to stand for re-election, resignation, removal from office, death or incapacity;

- our ability to issue additional securities, including securities that may have preferences or are otherwise senior in priority to our shares; and

- limitations on the ability of our shareholders to call special meetings of the shareholders.

We may have conflicts of interest with the noncontrolling shareholders of our businesses.

The boards of directors of the businesses we acquire controlling interests in will have fiduciary duties to all their shareholders, including the company and noncontrolling shareholders. As a result, they may make decisions that are in the best interests of their shareholders generally but which are not necessarily in the best interest of the company or our shareholders. In dealings with the company, the directors of these businesses may have conflicts of interest and decisions may have to be made without the participation of directors appointed by us, and such decisions may be different from those that we would make.

An investor's investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We are organized as a holding company that conducts its business primarily through its wholly- and majority-owned subsidiaries. We conduct and intend to continue to conduct our operations so that the company and each of its subsidiaries do not fall within, or are excluded from the definition of an "investment company" under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an "investment company" if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. We believe that we are not to be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not and will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we have and continue to intend to acquire stable and growing middle-market U.S. businesses with a focus on business services, consumer products, education, franchising, light manufacturing / specialty engineering, non-FDA regulated healthcare and safety companies. In addition, through the Manager and the Sub-Manager, we have been and intend to continue to be engaged with the acquired businesses in several areas, including (i) strategic direction and planning, (ii) supporting add-on acquisitions and introducing senior management to new business contacts, (iii) balance sheet management, (iv) capital markets strategies, and (v) optimization of working capital. We monitor the critical success factors of our acquired businesses on a daily/weekly basis and meet monthly with senior management of the companies we acquire in an operating committee environment to discuss their respective strategic, financial and operating performance. As a consequence, we primarily engage and hold ourselves out as being primarily engaged in the non-investment company businesses of these companies, which are or will become our wholly- or majority-owned subsidiaries.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an "investment company" if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the "40% test." Excluded from the term "investment securities," among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We conduct operations, and intend to continue to conduct our operations, so that on an unconsolidated basis we and most of our subsidiaries will comply with the 40% test and no more than 40% of the assets of those subsidiaries will consist of investment securities. We expect that most, if not all, of our wholly- and majority-owned subsidiaries will fall outside the definitions of investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) or rely on an exception or exemption from the definition of investment company other than the exceptions under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which currently constitute and are expected to continue to constitute most, if not all, of our assets) generally will not constitute "investment securities" for purposes of Section 3(a)(1)(C) of the Investment Company Act. Accordingly, we believe that we are not considered and will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. We monitor our holdings on an ongoing basis and in connection with each of our business acquisitions to determine compliance with the 40% test.

The determination of whether an entity is our majority-owned subsidiary is made by us. Under the Investment Company Act, a majority-owned subsidiary of a person means a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

Additionally, we conduct and intend to continue to conduct operations so that we are not treated as a "special situation investment company" as such term has been interpreted by the SEC and its staff and by courts in judicial proceedings under the Investment Company Act. Special situation investment companies generally are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company's securities. The types of companies that have been characterized by the SEC in SEC releases, the SEC staff or by courts in judicial proceedings under the Investment Company Act as "special situation investment companies" are those that, as part of their history and their stated business purpose, engage in a pattern of acquiring large or controlling blocks of securities in companies, attempting to control or to exert a controlling influence over these companies, improving their performance and then disposing of acquired share positions after a short-term holding period at a profit once the acquired shares increase in value. Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere. We monitor our business activities, including our acquisitions and divestments, on an ongoing basis to avoid being deemed a special situation investment company. One of the factors that distinguishes us from a "special situation investment company" is our policy of acquiring middle-market U.S. businesses with the expectation of operating these businesses over a long-term basis that for us will involve a minimum holding period of four to six years.

A change in the value of our assets could cause us or one or more of our wholly- or majority-owned subsidiaries to fall within the definition of "investment company" and negatively affect our ability to maintain our exclusion from registration under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to acquire businesses with an intention of disposing of them on a short-term basis. In addition, we may in other circumstances be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. We also may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our business strategy.

If we become obligated to register the company or any of its subsidiaries as an investment company pursuant to the Investment Company Act, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;

- restrictions on specified investments;

- prohibitions on transactions with affiliates; and

- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the company as an investment company pursuant to the Investment Company Act but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us and the returns generated for shareholders.

If, in the future, we cease to control and operate our businesses, we may be deemed to be an investment company under the Investment Company Act.

Under the terms of our LLC Agreement, we have the latitude to acquire equity interests in businesses that we will not operate or control. If we make significant acquisitions of equity interests in businesses that we do not operate or control or cease to operate and control such businesses, we may be deemed to be an investment company under the Investment Company Act. If we were deemed to be an investment company under the Investment Company Act, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our equity interests and debt positions or organizational structure or our contract rights to fall outside the definition of an investment company under the Investment Company Act. Registering as an investment company pursuant to the Investment Company Act could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us, the Manager and the Sub-Manager and otherwise will subject us to additional regulation that will be costly and time-consuming.

Risks Related to the Manager, the Sub-Manager and Their Respective Affiliates

Our success will be dependent on the performance of the Manager and the Sub-Manager and their respective affiliates, but investors should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of future success. Prior to the Initial Public Offering, affiliates of CNL had only sponsored real estate and credit investment programs.

The Manager was formed in August 2016. The Sub-Manager was formed in September 2016 and, other than with respect to us, has limited experience managing a business under guidelines designed to allow us to avoid registration as an investment company under the Investment Company Act, which may hinder our ability to take advantage of attractive acquisition opportunities and, as a result, implement and execute our business strategy. In addition, other than with respect to us, the Sub-Manager has limited experience complying with regulatory requirements applicable to public companies. We cannot guarantee that we will be able to find suitable acquisition opportunities and our ability to implement and execute our business strategy and to pay distributions will be dependent upon the performance of the Manager and the Sub-Manager in the identification and acquisition of such opportunities and the management of our businesses and other assets. Additionally, investors should not rely on the past performance of investments by other CNL- or LLCP-affiliated entities to predict our future results. Our business strategy and key employees differ from the business strategies and key employees of certain other CNL- or LLCP-affiliated programs in the past, present and future. Prior to the Initial Public Offering, affiliates of CNL had only sponsored real estate and credit investment programs. If either the Manager or the Sub-Manager fails to perform according to our expectations, we could be materially adversely affected.

The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Manager, the Sub-Manager and their respective affiliates will receive substantial fees from us (directly or indirectly) in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public and private offerings of equity by us, which allow the Managing Dealer to earn additional dealer manager fees and the Manager and the Sub-Manager to earn increased management fees. The Administrator and the Sub-Administrator will also face conflicts of interests with respect to their performance of various administrative services that we require, including, but not limited to, conflicts that may arise from the Administrator's and the Sub-Administrator's decisions with respect to the allocation of their time and resources as they relate to their recommendations and oversight of the personnel, facilities and services provided to us, and the quality of professional and administrative services rendered by their respective affiliates to us. The Manager, the Sub-Manager and their respective affiliates, including certain of our officers and some of our directors, will face conflicts of interest including conflicts that may result from compensation arrangements. The Manager compensates the members of its management committee with incentive-based compensation, asset-based compensation and/or bonuses and awards which will vary based on the Manager's performance.

The incentive fees that we may pay to the Manager (50% of which would be paid to the Sub-Manager) may create an incentive for the Manager and the Sub-Manager to make acquisitions on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may encourage the Manager and the Sub-Manager to use leverage to increase the return on our assets. In addition, the fact that our base management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, which would include any borrowings for investment purposes, may encourage the Manager and the Sub-Manager to use leverage or to acquire additional assets. The use of leverage increases the volatility of assets by magnifying the potential for gain or loss on invested equity capital. In addition, we and our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management fees payable to the Manager. Our businesses may pay fees to the Sub-Manager for services it provides to them and therefore our shareholders may be indirectly subject to such fees. These fees may be paid before we realize any income or gain. The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our businesses, on the one hand, and opportunities recommended to us, on the other hand. Furthermore, our board of directors is responsible for determining the net asset value of our assets (with the assistance from the Manager, the Sub-Manager and the independent valuation firm) and, because the base management fee is payable monthly and for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, a higher net asset value of our assets would result in a higher base management fee to the Manager and the Sub-Manager.

We pay substantial fees and expenses to the Manager, the Sub-Manager, the Managing Dealer or their respective affiliates. These payments increase the risk that investors will not earn a profit on their investment.

The Manager and the Sub-Manager perform services for us in connection with the identification, selection and acquisition of our assets, and the monitoring and administration of our assets. We pay the Manager and the Sub-Manager certain fees for management services, including a base management fee that is not tied to the performance of our assets. We pay fees and commissions to the Managing Dealer in connection with the offer and sale of the shares. We may pay third parties directly or reimburse the costs or expenses of third parties paid by the Administrator and the Sub-Administrator for providing us with certain administrative services. Since the Administrator and the Sub-Administrator are affiliates of the Manager and the Sub-Manager, respectively, they may experience conflicts of interests when seeking expense reimbursement from us. Similarly, our businesses may pay fees to the Sub-Manager for services it provides to them and therefore our shareholders may be indirectly subject to such fees. These fees reduce the amount of cash available for acquisitions or distribution to our shareholders. These fees also increase the risk that the amount available for distribution to shareholders upon a liquidation of our assets would be less than the purchase price of the shares in the Second Follow-On Public Offering and that investors may not earn a profit on their investment.

The time and resources that individuals associated with the Manager and the Sub-Manager devote to us may be diverted.

We currently expect the Manager, the Sub-Manager and their respective officers and employees to devote such time as shall be necessary to conduct our business affairs in an appropriate manner. However, the Manager, the Sub-Manager and their respective officers and employees are not required to do so. Moreover, neither the Manager, the Sub-Manager nor their affiliates are prohibited from raising money for and managing another entity that competes with us or our businesses, except as agreed to by the Manager and the Sub-Manager. Accordingly, the respective management teams of the Manager and the Sub-Manager may have obligations to investors in entities they work at or manage in the future, the fulfillment of which might not be in the best interests of us or our shareholders or that may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. In addition, we may compete with any such investment entity for the same investors and acquisition opportunities.

We do not have a policy that expressly prohibits our directors, officers, or affiliates from engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, or affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct contains a conflicts of interest policy that prohibits our directors and executive officers, as well as personnel of the Manager and the Sub-Manager who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of our independent directors. In addition, the Management Agreement and the Sub-Management Agreement do not prevent the Manager, the Sub-Manager and their respective affiliates from engaging in additional business opportunities, some of which could compete with us, except as agreed to by the Manager and the Sub-Manager.

The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs, our businesses and their respective other accounts and clients.

The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs relating to the allocation of business opportunities by the Manager, the Sub-Manager and their respective affiliates to us and other clients; compensation to the Manager, the Sub-Manager and their respective affiliates; services that may be provided by the Manager, the Sub-Manager and their respective affiliates to our businesses; co-investment opportunities for us and the allocation of such opportunities to us and other clients of the Manager and the Sub-Manager; the formation of investment vehicles by the Manager or the Sub-Manager; differing recommendations given by the Manager and the Sub-Manager to us versus other clients; the Manager's and the Sub-Manager's use of information gained from our businesses for investments by other clients, subject to applicable law; and restrictions on the Manager's and the Sub-Manager's use of "inside information" with respect to potential acquisitions by us.

In connection with the services that the Sub-Manager or its affiliates may provide to the businesses we acquire, the Sub-Manager may be paid transaction fees in connection with services customarily performed in connection with the management of such businesses (except that no such transaction fees were charged on our acquisition of the initial businesses). Any transaction fees received by the Sub-Manager up to $1.5 million to $3.5 million annually (dependent on our total assets at the time of receipt of such transaction fees) will not be shared with us. Any transaction fees charged to businesses in excess of $3.5 million will be paid to us. Additionally, these fees may be paid before we realize any income or gain. We may also reimburse the Sub-Manager for certain transactional expenses (e.g. research costs, due diligence costs, professional fees, legal fees and other related items) related to businesses that we acquire as well as transactional expenses related to deals that do not close, often referred to as "broken deal costs." The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our businesses, on the one hand, and opportunities recommended to us, on the other hand.

The Sub-Manager may experience conflicts of interests in its management of other clients that may have a similar business strategy as us.

The Sub-Manager and its affiliates currently manage other clients and may in the future manage new clients that may have a similar business strategy as us. The Sub-Manager will determine which opportunities it presents to us or another client with a similar business objective. The Sub-Manager may determine it is more appropriate for one or more other clients managed by the Sub-Manager or any of its affiliates than it is for us and present such opportunity to the other client. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts, including the amount of such co-investment opportunity allocated to us.

The Sub-Manager and its affiliates may (i) give advice and take action with respect to any of its other clients that may differ from advice given or the timing or nature of action taken with respect to us, so long as it is consistent with the provisions of the Sub-Manager's allocation policy and its obligations under the Sub-Management Agreement, and (ii) subject to the Exclusivity Agreement and its obligations thereunder, engage in activities that overlap with or compete with those in which the company and its subsidiaries, directly or indirectly, may engage. The company, on its own behalf and on behalf of its subsidiaries, has renounced any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for another client of the Sub-Manager or its affiliates to the extent such opportunity has been determined in good faith by the Sub-Manager not to be allocated to the company, all in accordance with the company's and the Sub-Manager's allocation policy. Furthermore, subject to the company's investment policy and its obligations under the Sub-Management Agreement, the Sub-Manager shall not have any obligation to recommend for purchase or sale any securities or loans which its principals, affiliates or employees may purchase or sell for its or their own accounts or for any other client or account if, in the opinion of the Sub-Manager, such transaction or investment appears unsuitable, impractical or undesirable for the Manager (on behalf of the company).

Consistent with our allocation policy, in the event that a co-investment opportunity that the Manager has approved for potential participation does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-investment opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Broken deal costs will generally be allocated to us by the Sub-Manager pro rata based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we expect to participate in a co-investment opportunity with Levine Leichtman Capital Partners VII, L.P. ("LLCP VII"), or LLCP Lower Middle Market Fund III, L.P. ("LMM III Fund") which accumulates broken deal costs and our allocation in such co-investment opportunity has not been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VII, or 10% of the broken deal costs with respect to a co-investment with the LMM III Fund, subject to annual review by the Sub-Manager. We may similarly act as a dedicated co-investor for other private acquisition funds advised by affiliates of the Sub-Manager that are formed in the future, with our allocation percentage being determined at or prior to the time we begin pursuing co-investment opportunities with such vehicles and subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager's reasonable judgment and in a manner consistent with the Sub-Manager's fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a "lookback broken deal"). Subject to approval by the Manager, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. In the case of a lookback broken deal identified as an opportunity on a co-investment basis with LLCP VII or LMM III Fund, our allocable portion of such third party broken deal expenses will be 5% or 10%, respectively. Unless our board of directors approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.

The Manager and its respective affiliates may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.

We pay certain amounts to the Managing Dealer and participating broker-dealers in connection with the distribution of certain classes of shares for the ongoing marketing, sale and distribution of such shares, including an ongoing distribution and shareholder servicing fee. The ongoing distribution and shareholder servicing fee for these classes of shares will terminate for all shareholders upon a liquidity event. As such, the Manager may have an incentive to delay a liquidity event or making such recommendation to our board of directors if such amounts receivable by the Managing Dealer have not been fully paid. A delay in a liquidity event may not be in the best interests of our shareholders.

Our access to confidential information may restrict our ability to take action with respect to our businesses, which, in turn, may negatively affect our results of operations.

We, directly or through the Manager or the Sub-Manager, may obtain confidential information about our businesses. If we possess confidential information about such businesses, there may be restrictions on our ability to dispose of, increase the amount of, or otherwise take action with respect to, our interests in those businesses. The impact of these restrictions on our ability to take action with respect to such businesses could have an adverse effect on our results of operations.

We may be obligated to pay the Manager and the Sub-Manager incentive fees even if there is a decline in the value of our assets for that calendar year and even if our earned interest income is not payable in cash.

The Management Agreement and the Sub-Management Agreement entitle the Manager and the Sub-Manager to receive an incentive fee based on the total return of each class of our shares regardless of any capital losses. In such case, we may be required to pay the Manager and the Sub-Manager an incentive fee for a calendar year even if there is a decline in the value of our assets for that calendar year or if our net asset value is less than the purchase price of an investor's shares.

Any incentive fee payable by us that relates to the total return of each class of our shares may be computed and paid on income that may include interest that has been accrued but not yet received or interest in the form of securities received rather than cash ("payment-in-kind" or "PIK" income) or based on unrealized gains. If one of our businesses defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. The Manager and the Sub-Manager are not obligated to reimburse us for any part of the incentive fee they received that was based on accrued interest income that we never received as a result of a subsequent default or an unrealized gain.

The Manager's and the Sub-Manager's liability is limited under the Management Agreement, the Sub-Management Agreement, the Administrative Services Agreement and the Sub-Administration Agreement, as applicable, and we are required to indemnify the Manager and the Sub-Manager against certain liabilities, which may lead them to act in a riskier manner on our behalf than it would when acting for their own account.

The Manager and the Sub-Manager have not assumed any responsibility to us other than to render the services described in the Management Agreement, the Sub-Management Agreement, the Administrative Services Agreement and the Sub-Administration Agreement, as applicable. Pursuant to the Management Agreement, the Sub-Management Agreement, the Administrative Services Agreement and the Sub-Administration Agreement, as applicable, the Manager, the Sub-Manager and their respective officers, managers, partners, members, agents, employees, controlling persons, shareholders, and any other person or entity affiliated with the Manager and the Sub-Manager will not be liable to us or any of our subsidiaries' members, stockholders or partners in connection with the performance of any duties or obligations under the Management Agreement, the Sub-Management Agreement, the Administrative Services Agreement and the Sub-Administration Agreement, absent negligence or misconduct in the performance of the Manager's or the Sub-Manager's duties, as applicable. We have also agreed to indemnify, defend and protect the Manager, the Sub-Manager and their respective officers, managers, partners, members, agents, employees, controlling persons and any other person or entity affiliated with the Manager and the Sub-Manager with respect to all damages, liabilities, costs and expenses incurred in or by reason of any pending, threatened or completed, action suit investigation or other proceeding resulting from acts of the Manager and the Sub-Manager not arising out of negligence or misconduct in the performance of the Manager's or the Sub-Manager's duties, as applicable, under such agreements. These protections may lead the Manager and the Sub-Manager to act in a riskier manner when acting on our behalf than it would when acting for their own account.

Each of the Manager and the Sub-Manager can resign on 120 days notice and, pursuant to the Sub-Management Agreement, the Manager and the Sub-Manager have agreed to resign if the other is terminated for anything other than cause and we may not be able to find suitable replacement(s) within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Manager has the right, under the Management Agreement, to resign at any time on 120 days written notice, whether we have found a replacement or not. If the Manager resigns, we may not be able to contract with a new manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 120 days, or at all, in which case our operations are likely to experience a disruption and our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected. In addition, the coordination of our internal management, business activities and supervision of our businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Manager and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

The Sub-Manager also has the right, under the Sub-Management Agreement, to resign at any time on 120 days written notice, whether the Manager or the company has found a replacement or not. If the Sub-Manager resigns, the Manager and the company may not be able to contract with a new sub-manager. The Sub-Management Agreement provides that, in the event the Manager or the Sub-Manager is terminated or not renewed as a manager or sub-manager, other than for cause, the other will also terminate its Management Agreement or Sub-Management Agreement, as applicable. In such case, our operations are likely to experience a disruption and our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected.

Risks Related to Our Business

A business strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We intend to continue to acquire controlling interests in privately held, middle-market U.S. businesses which by their nature pose certain incremental risks as compared to public companies including that they:

- have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

- may have limited financial resources and may be unable to meet their obligations under their debt securities that we may hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our acquisition;

- may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

- are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our privately held company and, in turn, on us; and

- generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of the Manager's and the Sub-Manager's management may, in the ordinary course of business, be named as defendants in litigation arising from our ownership of these companies.

In addition, interests in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these assets, we are required to carry these assets at fair value as determined by our board of directors. As a result, if we are required to liquidate all or a portion of our assets quickly, we may realize significantly less than the value at which we had previously recorded these assets. We may also face other restrictions on our ability to liquidate our ownership of a business to the extent that we, the Manager, the Sub-Manager or any of their respective affiliates have material nonpublic information regarding such business or where the sale would be an impermissible joint transaction. The reduced liquidity of these assets may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited financial statements. We must therefore rely on the ability of the Manager and the Sub-Manager to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from these business opportunities. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed business decision, and we may lose money on our assets.

We face risks with respect to the evaluation and management of future acquisitions.

A significant component of our business strategy is to acquire controlling equity interests in businesses. We intend to focus on middle-market U.S. businesses in various industries. Generally, because such businesses are held privately, we may experience difficulty in evaluating potential target businesses as the information concerning these businesses is not publicly available. Therefore, our estimates and assumptions used to evaluate the operations, management and market risks with respect to potential target businesses may be subject to various risks. Further, the time and costs associated with identifying and evaluating potential target businesses and their industries may cause a substantial drain on our resources and may divert our management team's attention away from operations for significant periods of time. In addition, we may incur substantial broken deal costs in connection with acquisition opportunities that are not consummated.

In addition, we may have difficulty effectively managing the businesses we acquire. The management or improvement of businesses we acquire may be hindered by a number of factors including limitations in the standards, controls, procedures and policies of such acquisitions. Further, the management of an acquired business may involve a substantial reorganization resulting in the loss of employees and customers or the disruption of our ongoing businesses. Some of the businesses we acquire may have significant exposure to certain key customers, the loss of which could negatively impact our financial condition, business and results of operations. We may experience greater than expected costs or difficulties relating to such acquisition, in which case, we might not achieve the anticipated returns from any particular acquisition, which may have a material adverse effect on our financial condition, business and results of operations.

In addition, certain members of the management teams of our businesses have, and may have in the future, the opportunity to participate in equity incentive programs which are expected to be based on the satisfaction of certain performance criteria and metrics and may include receipt of options. Although we believe such awards are important incentives for the management teams of our businesses, such awards could decrease our percentage ownership in a business to the extent such award vests and is exercised in the future.

If we cannot obtain debt financing or equity capital on acceptable terms, our ability to finance future acquisitions of businesses and expand our operations will be adversely affected.

The net proceeds from the sale of our shares in the Second Follow-On Public Offering will be used to finance the acquisition of businesses, and, if necessary, the payment of operating expenses and the payment of various fees and expenses such as management fees, incentive fees, other fees and distributions. Any working capital reserves we maintain may not be sufficient for business purposes, and we may require additional debt financing or equity capital to operate. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain further debt or equity financing on acceptable terms, our ability to fund the acquisition of businesses and to expand our operations will be adversely affected. As a result, we would be less able to execute our business strategy, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We may face increasing competition for acquisition opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for acquisitions with strategic buyers, private equity funds and diversified holding companies. Additionally, we may compete for loans with traditional financial services companies such as commercial banks. Certain competitors are substantially larger and have greater financial, technical and marketing resources than we do. For example, some competitors may have access to funding sources that are not available to us, and others may have higher risk tolerances or different risk assessments. These characteristics could allow our competitors to consider a wider variety of acquisition opportunities, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose acquisition opportunities if we do not match our competitors' pricing, terms or structure. If we are forced to match our competitors' pricing, terms and structure, we may not be able to achieve acceptable risk-adjusted returns on our businesses or may bear risk of loss, which may have a material adverse effect on our business, financial condition and results of operations. In addition, if we lose an acquisition opportunity, we may still incur broken deal costs related to the review of an opportunity that is not consummated, which could be substantial.

We rely on receipts from our businesses to make distributions to our shareholders.

We are dependent upon the ability of our businesses to generate earnings and cash flow and distribute them to us in the form of interest and principal payments of indebtedness and, from time to time, distributions on equity to enable us, first, to satisfy our financial obligations and, second to make distributions to our shareholders. This ability may be subject to limitations under laws of the jurisdictions in which they are incorporated or organized. As a consequence of these various restrictions, we may be unable to generate sufficient receipts from our businesses, and therefore, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders.

We do not intend to own 100% of our businesses. While we receive cash payments from our businesses which are in the form of interest payments, debt repayment and distributions, if any distributions were to be paid by our businesses, they would be shared *pro rata* with the minority shareholders of our businesses and the amounts of distributions made to minority shareholders would not be available to us for any purpose, including debt service or distributions to our shareholders. Any proceeds from the sale of a business will be allocated among us and the non-controlling shareholders of the business that is sold.

We anticipate acquiring controlling interests in a limited number of businesses and these businesses may be subject to unplanned business interruptions.

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We anticipate acquiring controlling interests in a limited number of companies. As a result, the performance of our business may be substantially adversely affected by the unfavorable performance of even a single business. Further, operational interruptions and unplanned events at one or more production facilities of these businesses, such as explosions, fires, inclement weather, natural disasters, pandemics, accidents, transportation interruptions and supply chain related disruptions could cause substantial losses in our production capacity. Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own operations due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Such interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business. To the extent these losses are not covered by insurance, our financial position, results of operations and cash flows may be adversely affected by such events.

The outbreak of highly infectious or contagious diseases could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows.

Outbreaks of pandemic or contagious diseases could materially and adversely affect our business, our operating businesses, our financial condition, results of operations and cash flows. Our portfolio companies could be prevented from conducting business activities in the future as a result of, among other things, any quarantines, work and travel restrictions, supply chain disruptions and labor shortages in response to pandemics. Since certain aspects of the services provided by our businesses involve face to face interaction, any quarantines and work and travel restrictions in response to pandemics may reduce participation or result in a loss of business. Additionally, since certain of the products offered by our businesses are manufactured in a facility or distributed through retail stores, a closure of such facility, loss in business for such retail store, or our businesses' inability to obtain raw materials and to ship products in a timely and cost-effective manner due to pandemics could have an adverse impact on production schedules and product sales. Further, if the U.S. and global economy slow down or consumer behavior shifts due to future pandemics, the demand for the products or services offered by our operating businesses may be reduced. Any future pandemics could present material uncertainty and risk with respect to our business, our operating businesses, our financial condition, results of operations and cash flows.

In certain circumstances, certain business analyses and decisions by the Manager and the Sub-Manager may be required to be undertaken on an expedited basis.

While we generally will not seek to make an acquisition until the Sub-Manager has conducted sufficient due diligence to make a determination whether to pursue an acquisition opportunity, in such cases, the information available to the Manager and the Sub-Manager at the time of making an acquisition decision may be limited. In certain circumstances, the business analyses and decisions by the Manager and the Sub-Manager may be required to be undertaken on an expedited basis to take advantage of acquisition opportunities. Therefore, no assurance can be given that the Manager and the Sub-Manager will have knowledge of all circumstances that may adversely affect such decision. In addition, the Manager and the Sub-Manager expect often to rely upon independent consultants in connection with its evaluation of proposed acquisitions. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and we may incur liability as a result of such consultants' actions.

Our success is dependent on general economic, political and market conditions.

Our portfolio companies and the success of our investment activities in particular are affected by global and national economic, political and market conditions generally and also by the local economic conditions where our portfolio companies are located and operate. These factors may affect the businesses our portfolio companies operate, which could impair the profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments.

Although the valuations and pricing of durable and high quality private companies have increased in the last couple of years, ongoing competition for high quality private companies may reduce anticipated returns in the future. Furthermore, economic growth remains affected by inflationary pressure, recessionary concerns, tariff policies and supply chain related disruptions and could be slowed or halted by significant external events. Although interest rates have begun to subside, we cannot predict with certainty any future action that the U.S. Federal Reserve and/or any other global central bank may take with respect to interest rates. A negative shock to the economy could result in reduced valuations and multiples for the acquisitions. There can be no assurance that our investments will not be adversely affected by a severe slowing of the economy or renewed recession. Fluctuations in interest rates, inflationary pressure, supply chain issues, changes in labor and material costs, and limited availability of capital and other economic conditions beyond our control could negatively affect our portfolio and decrease the value of our investments.

Any of the following events could result in substantial impact to our portfolio companies and to the value of our investments in these portfolio companies:

- changes in global, national, regional or local economic, demographic or capital market conditions;

- a recession, slowdown or sustained downturn in the U.S. market, and to a lesser extent, the global economy (or any particular segment thereof);

- overall weakening of, or disruptions in, the financial markets;

- future adverse acquisitions trends, including increasing multiples and pricing of private companies, declining yield on investments;

- perceived or actual economic distress or failures of financial institutions;

- future adverse valuation trends, including the compression of the multiples used for valuations;

- changes in supply of or demand for products/services offered by our portfolio companies;

- increased competition for businesses/portfolio companies targeted by our investment strategy;

- increases in interest rates and inflationary pressures on labor rates and input costs, which may impact the margins of our portfolio companies;

- any supply chain related disruptions exacerbated by pandemics and changes in labor and material costs which may have a pronounced impact on the profitability of our portfolio companies;

- geopolitical challenges and uncertainties (including wars and other forms of conflict, terrorist acts and security operations); and

- changes in government rules, regulations and fiscal policies, including increases in taxes, changes in zoning laws and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our performance and our ability to meet our obligations and make distributions to shareholders.

We will be exposed to risks associated with changes to overall pricing and valuation multiples of durable and high-quality private companies.

Although the valuations and pricing of durable and high quality private companies have increased in the last couple of years, ongoing competition for high quality private companies and resulting upward pressure on pricing may increase the acquisition cost of our assets and, as a result, could reduce anticipated returns in the future. Furthermore, economic growth remains affected by inflationary pressure, tariff policies and supply chain related disruptions and could be slowed or halted by significant external events. A negative shock to the economy could result in reduced valuations and multiples for our existing businesses. There can be no assurance that our businesses will not be adversely affected by a severe slowing of the economy or renewed recession. Fluctuations in interest rates, inflationary pressure, supply chain issues and limited availability of capital and other economic conditions beyond our control could negatively affect our portfolio and decrease the value of our assets.

Financial results of certain of our businesses may be affected by the operating results of and actions taken by their franchisees.

Certain of our businesses may receive a substantial portion of their revenues in the form of royalties, which are generally based on a percentage of gross sales from franchisees. Accordingly, financial results of such businesses are to a large extent dependent upon the operational and financial success of their franchisees. If sales trends or economic conditions deteriorate for franchisees, their financial results may also deteriorate and the royalties paid to such businesses may decline and the accounts receivable and related allowance for doubtful accounts may increase. In addition, if the franchisees fail to renew their franchise agreements, royalty revenues of these businesses may decrease which in turn may materially and adversely affect business and operating results of these businesses.

Additionally, although franchisees are contractually obligated to operate their businesses in accordance with the operations, safety, and health standards set forth in agreements between our businesses and their franchisees, such franchisees are independent third parties whom we or our businesses do not control. The franchisees own, operate, and oversee the daily operations of their business and have sole control over all employee and other workforce decisions. As a result, the ultimate success and quality of any franchisee's business rests with the franchisee. If franchisees do not successfully operate their business in a manner consistent with required standards, royalty income paid to our businesses may be adversely affected and brand image and reputation could be harmed, which in turn could materially and adversely affect business and operating results of our businesses.

For certain of our businesses, a limited number of customers may account for a large portion of their net sales, so that if one or more of the major customers were to experience difficulties in fulfilling their obligations to such businesses, cease doing business with such businesses, significantly reduce the amount of their purchases from such businesses or return substantial amounts of such businesses' products, it could have a material adverse effect on our business, financial condition and results of operations.

For certain of our businesses, a limited number of customers may account for a large portion of their gross sales, so that if one or more of the major customers of such businesses were to experience difficulties in fulfilling their obligations to such businesses, cease doing business with such businesses, significantly reduce the amount of their purchases from such businesses or return substantial amounts of such businesses' products, it could have a material adverse effect on our business, financial condition and results of operations. Except for outstanding purchase orders for specific products, certain of our businesses may not have written contracts with or commitments from any of their customers and pursuant to the terms of certain of their vendor agreements, even some purchase orders may be cancelled without penalty until delivery. A substantial reduction in or termination of orders from any of their largest customers could adversely affect their business, financial condition and results of operations. In addition, pressure by large customers seeking price reductions, financial incentives, and changes in other terms of sale or for these businesses to bear the risks and the cost of carrying inventory could also adversely affect business, financial condition and results of operations of our businesses. In addition, the bankruptcy or other lack of success of one or more of the significant customers could negatively impact such businesses' revenues and bad debt expense.

Some of our businesses are or may be dependent upon the financial and operating conditions of their customers and clients. If the demand for their customers' and clients' products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.

The success of our businesses' customers' and clients' products and services in the market and the strength of the markets in which these customers and clients operate affect our businesses. Our businesses' customers and clients are subject to their own business cycles, thus posing risks to these businesses that are beyond our control. These cycles are unpredictable in commencement, severity and duration. Due to the uncertainty in the markets served by most of our businesses' customers and clients, our businesses cannot accurately predict the continued demand for their customers' and clients' products and services and the demands of their customers and clients for their products and services. As a result of this uncertainty, past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows. If the demand for their customers' and clients' products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.
Certain of our businesses compete in highly competitive markets which are subject to the risk of market disruption including from the development and advancement of new technologies and there can be no assurance that our businesses will be able to compete successfully.

Some of our businesses are and may be subject to a variety of federal, state and foreign laws and regulations concerning employment, health, safety and products liability. Failure to comply with governmental laws and regulations could subject them to, among other things, potential financial liability, penalties and legal expenses which could have a material adverse effect on our financial condition, business and results of operations.

Some of our businesses are and may be subject to various federal, state and foreign government employment, health, safety and products liability regulations. Compliance with these laws and regulations, which may be more stringent in some jurisdictions, is a major consideration for our businesses. Government regulators generally have considerable discretion to change or increase regulation of our operations, or implement additional laws or regulations that could materially adversely affect our businesses. Noncompliance with applicable regulations and requirements could subject our businesses to investigations, sanctions, product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. Suffering any of these consequences could materially adversely affect our financial condition, business and results of operations. In addition, responding to any action may result in a diversion of the Manager's, the Sub-Manager's and our executive officers' attention and resources from our operations.

Some of our businesses are and may be subject to federal, state and foreign environmental laws and regulations that expose them to potential financial liability. Complying with applicable environmental laws requires significant resources, and if our businesses fail to comply, they could be subject to substantial liability.

Some of the facilities and operations of our businesses are and may be subject to a variety of federal, state and foreign environmental laws and regulations including laws and regulations pertaining to the handling, storage and transportation of raw materials, products and wastes, which require and will continue to require significant expenditures to remain in compliance with such laws and regulations currently in place and in the future. Compliance with current and future environmental laws is a major consideration for certain of our businesses as any material violations of these laws can lead to substantial liability, revocations of discharge permits, fines or penalties. Because some of our businesses may use hazardous materials in their operations, they may be subject to potential financial liability for costs associated with the investigation and remediation of their own sites if such sites become contaminated. Even if they fully comply with applicable environmental laws and are not directly at fault for the contamination, such businesses may still be liable.

The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities, higher than anticipated levels of operating expenses and capital investment or, depending on the severity of the impact of the foregoing factors, costly plant relocation, all of which could have a material adverse effect on our financial condition, business and results of operations.

Some of our businesses are subject to certain risks associated with business they conduct in foreign jurisdictions.

Some of our businesses conduct business in foreign jurisdictions. Certain risks are inherent in conducting business in foreign jurisdictions, including:

- exposure to local economic conditions;

- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

- longer payment cycles for foreign customers;

- adverse currency exchange controls;

- exposure to risks associated with changes in foreign exchange rates;

- potential adverse changes in the political environment of the foreign jurisdictions or diplomatic relations of foreign countries with the United States;

- withholding taxes and restrictions on the withdrawal of foreign investments and earnings;

- export and import restrictions;

- labor relations in the foreign jurisdictions;

- difficulties in enforcing intellectual property rights; and

- required compliance with a variety of foreign laws and regulations.

Some of the businesses we acquire may rely on their intellectual property and licenses to use others' intellectual property, for competitive advantage. If they are unable to protect their intellectual property, are unable to obtain or retain licenses to use others' intellectual property, or if they infringe upon or are alleged to have infringed upon others' intellectual property, it could have a material adverse effect on their financial condition, business and results of operations.

Each business' success depends in part on their, or licenses to use others' brand names, proprietary technology and manufacturing techniques. Such businesses may rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property rights. The steps they have taken to protect their intellectual property rights may not prevent third parties from using their intellectual property and other proprietary information without their authorization or independently developing intellectual property and other proprietary information that is similar. In addition, the laws of foreign countries may not protect the intellectual property rights of these companies effectively or to the same extent as the laws of the United States.

Stopping unauthorized use of their proprietary information and intellectual property, and defending against claims that they have made unauthorized use of others' proprietary information or intellectual property, may be difficult, time-consuming and costly. The use of their intellectual property and other proprietary information by others, and the use by others of their intellectual property and proprietary information, could reduce or eliminate any competitive advantage they have developed, cause them to lose sales or otherwise harm their business.

Some of the businesses we acquire may become involved in legal proceedings and claims in the future either to protect their intellectual property or to defend allegations that they have infringed upon others' intellectual property rights. These claims and any resulting litigation could subject them to significant liability for damages and invalidate their property rights. In addition, these lawsuits, regardless of their merits, could be time consuming and expensive to resolve and could divert management's time and attention. The costs associated with any of these actions could be substantial and could have a material adverse effect on their financial condition, business and results of operations.

Some of the businesses we acquire may be subject to certain risks associated with the movement of businesses offshore.

Some of the businesses we acquire may be potentially at risk of losing business to competitors operating in lower cost countries. An additional risk is the movement offshore of some customers of these businesses we control, leading them to procure products or services from more closely located companies. Either of these factors could negatively impact our financial condition, business and results of operations.

Defaults by our businesses will harm our operating results.

A business's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt financing and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such business's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting business. Further, there may not be any prepayment penalty for our borrowers who prepay their loans. If borrowers choose to prepay their loans, we may not receive the full amount of interest payments otherwise to be received by us.

Our businesses may incur debt that ranks equally with, or senior to, our debt in such businesses.

Our businesses may have, or may be permitted to incur, other debt that ranks equally with, or senior to, our debt in such businesses. By their terms, such debt may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to our debt in such business. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of our business, holders of debt instruments ranking senior to our debt in that business would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such business may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with our debt in the business, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant business.

We may not have the funds or ability to make additional capital contributions or loans to our businesses.

After our initial acquisition of an equity stake in a business or loans to such business, we may be called upon from time to time to provide additional funds to such business or have the opportunity to increase our capital contributions. There is no assurance that we will make, or will have sufficient funds to make, follow-on contributions. Even if we do have sufficient capital to make a desired follow-on contribution, we may elect not to make a follow-on contribution because we may not want to increase our level of risk or we prefer other opportunities. Our ability to make follow-on contributions may also be limited by the Manager's and the Sub-Manager's allocation policies. Any decisions not to make a follow-on contribution or any inability on our part to make such a contribution may have a negative impact on such business, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce our expected return with respect to the business.

The debt positions we will typically acquire in connection with our acquisition of controlling equity interests in businesses may be risky, and we could lose all or part of our assets.

When we acquire a controlling equity interest in a business, we also will typically acquire a debt position in such business, which may be in the form of senior or subordinated securities.

When we acquire senior debt, we will generally seek to take a security interest in the available assets of a business, including equity interests in any of its subsidiaries. There is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the business to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in such business's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan's terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Our acquisitions of subordinated debt will generally be subordinated to senior debt and will generally be unsecured, which may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These acquisitions may involve additional risks that could adversely affect our returns as compared to our acquisition of senior debt. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. We will not receive any principal repayments prior to the maturity of most of our subordinated debt, which may be of greater risk than amortizing loans.

We have acquired, and may acquire in the future, debt and minority interests in businesses and, if we do so, we may not be in a position to control such businesses, and their respective management team may make decisions that could decrease the value of our assets.

We anticipate that most of our net assets will be used for acquisitions which will involve controlling equity interests in businesses, but we have acquired, and may acquire in the future, only debt and/or minority interests in certain businesses. If we do so, we will be subject to risk that such businesses may make business decisions with which we disagree, and the management of such businesses may take risks or otherwise act in ways that do not serve our best interests. As a result, such businesses may make decisions that could decrease the value of our assets. In addition, we will generally not be in a position to control any business by acquiring its debt securities.

We have also participated, and may participate in the future, in co-investment opportunities with affiliates of the Sub-Manager or with other third parties through partnerships, joint ventures or other entities, thereby acquiring jointly-controlled or non-controlling interests in businesses in conjunction with participation by one or more parties in such opportunity. As participants in such co-investment opportunities, we may have economic or other business interests or objectives that are inconsistent with those of our third-party partners or co-venturers. We may not have a right to participate in the operation, management, direction or control of such businesses, and our ability to redeem or sell all or a portion of our investment may be subject to significant restrictions. Furthermore, such co-investment opportunities may involve risks not present in acquisitions where a third party is not involved, including the possibility that we may incur liabilities as the result of actions taken by the controlling party and that a third-party partner or co-venturer may have financial difficulties and may have different liquidity objectives.

The credit ratings of certain of our assets may not be indicative of the actual credit risk of such rated instruments.

Rating agencies rate certain debt securities based upon their assessment of the likelihood of the receipt of principal and interest payments. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities. Therefore, the credit rating assigned to a particular instrument may not fully reflect the true risks of an investment in such instrument. Credit rating agencies may change their methods of evaluating credit risk and determining ratings. These changes may occur quickly and often. While we may give some consideration to ratings, ratings may not be indicative of the actual credit risk of our assets that are in rated instruments. In fact, most debt securities that we intend to acquire will not be rated by any rating agency and, if they were rated, they would most likely be rated as below investment grade quality. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower's capacity to pay interest and repay principal.

Subordinated liens on collateral securing debt that we may acquire in businesses may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt that we will acquire in businesses may be secured on a second priority basis by the same collateral securing senior debt of such businesses. The first priority liens on the collateral will secure the business's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such business under the agreements governing the debt. In the event of a default, the holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the business's remaining assets, if any.

We may also acquire unsecured debt in businesses, meaning that such acquisitions will not benefit from any interest in collateral of such businesses. Liens on any such business's collateral, if any, will secure such business's obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by such business under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors' claims against the business's remaining assets, if any.

The rights we may have with respect to the collateral securing the debt we acquire in businesses with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

There may be circumstances where the loans we make to businesses could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Although we intend to generally structure certain of our acquisitions as secured debt, if one of our businesses were to go bankrupt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to such company or a representative of us or the Manager and the Sub-Manager sat on the board of directors of such company, a bankruptcy court might re-characterize our debt in a business and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition, a number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or members. Because of the nature of our assets in businesses, we may be subject to allegations of lender liability.

Certain of our assets may be adversely affected by laws relating to fraudulent conveyance or voidable preferences.

Certain of our assets could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to such assets were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt is used for a buyout of shareholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require us to repay any amounts received by us with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, we may not receive any repayment on the debt obligations.

Under certain circumstances, payments to us and distributions by us to our shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, assets involving restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court's discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize investments made in the form of debt as equity contributions.

We may acquire various structured financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce the cash available to service our debt or for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to service our debt or pay distributions to our shareholders.

The downgrade of the U.S. credit rating could negatively impact our business, financial condition and results of operations.

U.S. debt ceiling and budget deficit concerns continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact of any downgrades to the U.S. government's sovereign credit rating could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations. Further, if key economic indicators, such as the unemployment rate or inflation, progress at a rate consistent with the Federal Reserve's objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms.

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our acquisitions, through borrowing from banks and other lenders an investor will experience increased risks of investing in our securities. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to service our debt or make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Manager and the Sub-Manager. Additionally, to the extent we use borrowings to finance a portion of the acquisition price of assets, we would make such acquisitions through corporate subsidiaries taxed at U.S. federal corporate tax rates, which may increase tax expenses.

The amount of leverage that we employ will depend on the Manager's and our board of directors' assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will be borne solely by our shareholders and will reduce cash available for distributions to our shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

Future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may become involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. In defending ourselves in these proceedings, we may incur significant expenses in legal fees and other related expenses, regardless of the outcome of such proceedings. Unfavorable outcomes or developments relating to these proceedings, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

We could be negatively impacted by cybersecurity attacks.

We, and our businesses, as well as the Manager and the Sub-Manager, may use a variety of information technology systems in the ordinary course of business, which are potentially vulnerable to unauthorized access, computer viruses and cyber attacks, including cyber attacks to our information technology infrastructure and attempts by others to gain access to our propriety or sensitive information, and ranging from individual attempts to advanced persistent threats. The risk of such a security breach or disruption has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and will likely continue to increase in the future. The use by bad actors of artificial intelligence technologies, which are becoming more widely adopted and increasingly sophisticated, may intensify such risks. The procedures and controls we use to monitor these threats and mitigate our exposure may not be sufficient to prevent cyber security incidents. The results of these incidents could include disrupted operations, misstated or unreliable financial data, theft of trade secrets or other intellectual property, liability for disclosure of confidential customer, supplier or employee information, increased costs arising from the implementation of additional security protective measures, regulatory enforcement litigation and reputational damage, which could materially adversely affect our financial condition, business and results of operations. These risks require continuous and likely increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for the Manager's employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective. Additionally, the cost of maintaining and improving such systems and processes, procedures and internal controls may increase from its current level. Potential sources for disruption, damage or failure of our information technology systems include, without limitation, computer viruses, security breaches, human error, cyber-attacks, natural disasters and defects in design. Additionally, due to the size and nature of our company, we rely on third-party service providers for many aspects of our business. We can provide no assurance that the networks and systems that our third-party vendors have established or use will be effective. Even if we, our businesses, the Manager or the Sub-Manager are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including vendors, software creators, cybersecurity service providers, and other third parties with whom we, our businesses, the Manager or the Sub-Manager do business, may occur, and such events could disrupt our normal business operations and networks in the future.

Technological developments in artificial intelligence could disrupt the markets in which we and our businesses operate and subject us and our businesses to increased competition, legal and regulatory risks and compliance costs.

Technological developments in artificial intelligence, including machine learning technology and generative artificial intelligence, and their current and potential future applications, including in the private investment and financial sectors, as well as the legal and regulatory frameworks within which they operate, are rapidly evolving. The full extent of current or future risks related thereto is not possible to predict. Artificial intelligence could significantly disrupt the markets in which we and our businesses operate and subject us and our businesses to increased competition, legal and regulatory risks and compliance costs, which could have a material adverse effect on our business, financial condition and results of operations.

We intend to seek to avail ourselves of the potential benefits that are available through artificial intelligence technologies, which present a number of potential risks. Data that artificial intelligence applications utilize are likely to contain a degree of inaccuracy and error, which could result in flawed algorithms. This could reduce the effectiveness of artificial intelligence technologies and adversely impact us and our operations or our businesses and their operations to the extent we or they rely on the work product of such technology in our or their operations. There is also a risk that artificial intelligence tools or applications may be misused or misappropriated by third parties engaged by us or our businesses. For example, a user may input confidential information, including material non-public information or personal identifiable information, into artificial intelligence technologies, resulting in such information becoming part of a dataset that is accessible by third-party artificial intelligence applications and users, including competitors. Such actions could subject us to legal and regulatory investigations and/or actions. Further, we may not be able to control how third-party artificial intelligence technologies that we choose to use are developed or maintained, or how data we input is used or disclosed, even where we have sought contractual protections with respect to these matters. The misuse or misappropriation of our data could have an adverse impact on our reputation and could subject us to legal and regulatory investigations and/or actions.

Regulations related to artificial intelligence may also impose on us certain obligations and costs related to monitoring and compliance.

We, and our businesses, are subject to a variety of federal, state and international laws and other obligations regarding data protection.

We, and our businesses, are subject to a variety of federal, state and international laws and other obligations regarding data protection. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with emerging and changing domestic and international requirements may cause us or our businesses to incur substantial costs or require us or one of our businesses to change its business practices. Any failure by us or one of our businesses to comply with its own privacy policy, applicable association rules, or with other federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us or one of our businesses by governmental entities or others.

We may acquire interests in joint ventures, which creates additional risk because, among other things, we cannot exercise sole decision making power and our partners may have different economic interests than we have.

We may acquire interests in joint ventures with third parties. There are additional risks involved in joint venture transactions. As a co-investor in a joint venture, we may not be in a position to exercise sole decision-making authority relating to the joint venture or other entity. As a result, the operations of the joint venture may be subject to the risk that third parties may make business, financial or management decisions with which we do not agree or the management of the joint venture may take risks or otherwise act in a manner that does not serve our interests. Further, there may be a potential risk of impasse in some business decisions because we may not be in a position to exercise sole decision-making authority. In such situations, it is possible that we may not be able to exit the relationship because we may not have the funds necessary to complete a buy-out of the other partner or it may be difficult to locate a third-party purchaser for our interest. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our involvement. In addition, there is the potential of our joint venture partner becoming bankrupt and the possibility of diverging or inconsistent economic or business interests of us and our partner. These diverging interests could result in, among other things, exposing us to liabilities of the joint venture in excess of our proportionate share of these liabilities. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

A significant portion of our assets are recorded at fair value as determined in good faith by our board of directors, with assistance from the Manager and the Sub-Manager and, as a result, there will be uncertainty as to the value of our assets.

Our financial statements are prepared using the specialized accounting principles of Accounting Standards Codification Topic 946, Financial Services-Investment Companies, or ASC Topic 946, which requires us to carry our assets at fair value or, if fair value is not determinable based on transactions observable in the market, at fair value as determined by our board of directors. For most of our assets, market prices are not readily available. As a result, we value these assets monthly at fair value as determined in good faith by our board of directors based on input from the Manager, the Sub-Manager and the independent valuation firm.

Our board of directors is ultimately responsible for the determination, in good faith, of the fair value of our assets. The determination of fair value is subjective, and the Manager and the Sub-Manager have a conflict of interest in assisting our board of directors in making this determination. Our board of directors, including a majority of our independent directors and our audit committee, has adopted a valuation policy that provides for the methodologies to be used to estimate the fair value of our assets for purposes of our net asset value calculation. Our board of directors makes this determination on a monthly basis and any other time when a decision is required regarding the fair value of our assets. Our board of directors has retained an independent valuation firm to assist the Manager and the Sub-Manager in preparing their recommendations with respect to our board of directors' determination of the fair values of assets for which market prices are not readily available. Additionally, our independent auditor has identified the valuation of investments using significant unobservable inputs and assumptions as a critical audit matter for us. A critical audit matter is one which is communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements and (ii) involves challenging, subjective or complex judgments by the independent auditor. Please see "Critical Audit Matter – Valuation of investments using significant unobservable inputs and assumptions" in the independent auditor's report included in our Annual Report on Form 10-K for the year ended December 31, 2025 for additional information and to review how this was most recently addressed.

Accounting Standards Codification Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued at the highest level as "Level 3" assets. As of December 31, 2025, the fair value of the company's investments categorized as Level 3 investments within the fair value hierarchy constituted approximately 99.0% of our total assets. The types of factors that may be considered in determining the fair values of our assets include available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the business's ability to make payments, its earnings and discounted cash flows, the markets in which the company does business, comparisons of financial ratios of peer business entities that are public, mergers and acquisitions comparables, the principal market and enterprise values, among other factors. Because such valuations, and particularly valuations of private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market prices existed for these assets. Our net asset value could be adversely affected if the determinations regarding the fair value of our assets were materially higher than the values that we ultimately realize upon the disposal of such assets.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including, but not limited to, our ability to consummate transactions, the terms of any transactions that we complete, variations in the earnings and/or distributions paid by the businesses we make capital contributions and loans to, variations in the interest rates on loans we make, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We may experience fluctuations in our operating expenses.

We could experience fluctuations in our operating expenses due to a number of factors, including, but not limited to, changes in inflation and the flow on effects on prices generally, the terms of any transactions that we complete, changes in operating conditions, changes to our operating environment, changes in the perception of risk associated with operating these assets. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We will be exposed to risks associated with changes in interest rates.

To the extent we borrow to finance our assets, we will be subject to financial market risks, including changes in interest rates. Although interest rates have begun to subside, we cannot predict with certainty any future action that the U.S. Federal Reserve and/or any other global central bank may take with respect to interest rates.

When we borrow, our net income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we employ those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net income. In periods of rising interest rates when we have floating-rate debt outstanding, our cost of funds may increase, which could reduce our net income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include borrowing at fixed rates or various interest rate hedging activities. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Tax

Shareholders may realize taxable income without cash distributions, and may have to use funds from other sources to fund tax liabilities.

Because we intend to continue to be taxed as a partnership for U.S. federal income tax purposes, shareholders may realize taxable income in excess of cash distributions by us. There can be no assurance that we will pay distributions at a specific rate or at all.

As a result, shareholders may have to use funds from other sources to pay their tax liability.

In addition, the per share amount of distributions on Class A, Class S, Class FA, Class T, Class D and Class I shares may differ because of different allocations of certain class-specific expenses. For example, the payment of the distribution and shareholder servicing fees over time with respect to the Class T and Class D shares will be paid from cash distributions that would otherwise be distributable to the shareholders of Class T and Class D shares. Accordingly, the Class T and Class D shareholders will receive a lower cash distribution than the Class FA, Class A, Class I and Class S shareholders as a result of economically bearing our obligation to pay such fees. Additionally, since the management and incentive fees for the Non-founder shares are higher than the management and incentive fees for the Class FA shares, the non-founder shares NAV will be less than the Class FA shares NAV as a result of economically bearing a greater proportionate share of our obligation to pay such fees. The payment of such fees and any other class-specific expenses will be specially allocated to the class of shares that are bearing these fees. Some shareholders will not be able to deduct these fees for tax purposes, which may result in shareholders' taxable income from the company exceeding the amount of cash distributions made to such shareholders.

If we were to become taxable as a corporation for U.S. federal income tax purposes, we would be required to pay income tax at corporate rates on our net income and would reduce the amount of cash available for distributions to our shareholders. Such distributions, if any, by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits.

Under Section 7704 of the Code, unless certain exceptions apply, a publicly traded partnership is generally treated and taxed as a corporation, and not as a partnership, for U.S. federal income tax purposes. A partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. Applicable Treasury regulations (the "Section 7704 Regulations") provide guidance with respect to such classification standards, and create certain safe harbor standards which, if satisfied, generally preclude classification as a publicly traded partnership. Failure to satisfy a safe harbor provision under the Section 7704 Regulations will not cause an entity to be treated as a publicly traded partnership if, taking into account all facts and circumstances, the partners are not readily able to buy, sell or exchange their interests in a manner that is comparable, economically, to trading on an established securities market.

While it is expected that we will operate so that we will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, given the highly complex nature of the rules governing partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities we are undertaking and the possibility of future changes in our circumstances, it is possible that we will not qualify to be taxable as a partnership for any particular year. Our shares will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Our LLC Agreement provides for certain restrictions on transferability and on our ability to repurchase shares intended to ensure that we qualify as a partnership for U.S. federal income tax purposes and that we are not taxable as a publicly traded partnership. Under our LLC Agreement, prior to a listing of our shares on a national securities exchange, no transfer (including any share repurchase) of an interest may be made if it would result in our being treated as a publicly traded partnership. In addition, we may, without the consent of any shareholder, amend our LLC Agreement in order to improve, upon advice of counsel, our position in avoiding such publicly traded partnership status (and we may impose time-delay and other restrictions on recognizing transfers (including any share repurchases) as necessary to do so).

If we were treated as a publicly traded partnership for U.S. federal income tax purposes, we would nonetheless remain taxable as a partnership if 90% or more of our income for each taxable year in which we were a publicly traded partnership consisted of "qualifying income" and we were not required to register under the Investment Company Act (the "qualifying income exception"). Qualifying income generally includes interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items. Although there is no direct authority regarding whether activities similar to those conducted by us could be treated as a financial business for this purpose, the Internal Revenue Service, or the IRS, has issued private letter rulings to the effect that interest income on loans not made to customers in connection with a banking or other financing business is qualifying income for purposes of the publicly traded partnership rules. These private letter rulings are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings and address only the specific facts presented by the requesting taxpayer; however, such authority nonetheless provides valuable indications of the IRS's views on specific issues. In addition, to the extent that we invest in levered loans through "controlled foreign corporations" (each, a "CFC"), we intend to currently distribute any Subpart F inclusions and treat such Subpart F inclusions as qualifying income for purposes of the qualifying income exception. Since our gross income will largely consist of dividend and interest income from our subsidiaries, we expect to satisfy the qualifying income exception. However, no assurance can be given that the actual results of our operations for any taxable year will satisfy the qualifying income exception.

If, for any reason, we become taxable as a corporation for U.S. federal income tax purposes, our items of income and deduction would not pass through to our shareholders and our shareholders would be treated for U.S. federal income tax purposes as shareholders in a corporation. We would be required to pay income tax at corporate rates on our net income. Distributions by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits, and the payment of these distributions would not be deductible by us. Our failure to qualify as a partnership for U.S. federal income tax purposes could have a material adverse effect on us, our shareholders and the value of the shares.

The IRS could adjust or reallocate items of income, gain, deduction, loss and credit with respect to the shares if the IRS does not accept the assumptions or conventions utilized by us.

Although we are not a publicly traded partnership, given the large number of investors invested in us, we are applying conventions relevant to publicly traded partnerships. U.S. federal income tax rules applicable to partnerships are complex and their application is not always clear. We apply certain assumptions and conventions intended to comply with the intent of the rules and report income, gain, deduction, loss and credit to shareholders in a manner that reflects each shareholder's economic gains and losses, but these assumptions and conventions may not comply with all aspects of the applicable rules. It is possible therefore that the IRS will successfully assert that these assumptions or conventions do not satisfy the technical requirements of the Code or the Treasury regulations promulgated thereunder and will require that items of income, gain, deduction, loss and credit be adjusted or reallocated in a manner that could be adverse to shareholders.

Changes in tax laws and regulations may have a materially adverse effect on our business, financial condition and result of operations and have a negative impact on our shareholders.

The present U.S. federal income tax treatment of an investment in our shares may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. No assurance can be given as to whether, when, or in what form, the U.S. federal and state income tax laws applicable to us and our shareholders may be enacted. Prospective investors should consult their tax advisors regarding the potential changes in tax laws.

Interest deductions on loans made to our subsidiaries may be limited, which could result in adverse tax consequences.

Our debt investments in our subsidiaries are intended to be treated as indebtedness for U.S. federal income tax purposes. If the IRS successfully recharacterized any of such debt investments as equity for U.S. federal income tax purposes, payments of interest with respect to such debt investment may be recharacterized as a dividend and would not be deductible by our subsidiary in computing its taxable income, resulting in the subsidiary potentially being subject to additional U.S. federal income tax. Even to the extent the debt investments are respected as indebtedness for U.S. federal income tax purposes, the deduction for interest payments by each of our subsidiaries with respect to such debt investments for any taxable year is generally limited to the sum of (i) such subsidiary's business interest income and (ii) 30% of the subsidiary's "adjusted taxable income", unless the subsidiary is an electing real property trade or business. To the extent interest deductions by our subsidiaries are limited, it could increase the U.S. federal income tax liability of our subsidiaries, reducing the amount of cash available for distribution to us, and, as a result, to our shareholders.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We have no employees and are externally managed by the Manager, an affiliate of the Sponsor. The Manager is responsible for the overall management of our activities, subject to oversight by our board of directors.

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to customers, reputational damage adversely affecting customer or investor confidence and violation of data privacy or security laws. Our Sponsor maintains an enterprise-wide cybersecurity program to protect and defend against and manage foreseeable cybersecurity risks and threats, including for the Company. The cybersecurity program is administered by the Sponsor's Chief Technology Officer ("CTO"), who has adopted the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. Based on the NIST standards, our cybersecurity program breaks down its efforts to manage cybersecurity risk into five (5) pillars: identify, protect, detect, respond and recover.

Identifying and assessing cybersecurity risk as well as protecting us and our businesses from such risk is integrated into our overall risk management systems and processes as well as specifically addressed in our enterprise-wide cybersecurity program. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including threat intelligence collaboration and advisory mediums, third-party due diligence and risk assessments when determining the selection, oversight and engagement of third-party service providers, application security evaluations and annual penetration tests as well as management risk and compliance reviews. The foregoing combines with periodic review and analysis of third-party service provider system and organizational controls, internal network intrusion prevention systems, vulnerability assessments, access management, data loss prevention, remote access control, mandatory cybersecurity awareness training and random phishing campaigns with additional requisite training, if applicable, to identify and protect against cybersecurity risk.

Any potential cybersecurity compromise, whether direct or indirect, is analyzed and documented by the securities operations team (the "SO Team") and escalated to the cybersecurity incident response team ("CSIRT") as necessary. The SO Team is comprised of cybersecurity professionals and the CSIRT is comprised of certain of the Sponsor's and Company's executives from legal, corporate communications, IT, compliance, finance, and risk management.

Security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact and reviewed for privacy impact. Materiality is determined by considering qualitative and quantitative factors. The CSIRT team also conducts tabletop exercises to simulate responses to cybersecurity incidents. The Sponsor's team of cybersecurity professionals then collaborate with technical and business stakeholders across our business units to further analyze the risk to the company, and form detection, mitigation and remediation strategies.

Recovery and restoration from a cybersecurity incident can vary depending on type of attack and materiality of assets and information affected.

As of the date of this filing, we do not believe that our business strategy, results of operations or financial conditions have been materially affected by any risks from cybersecurity threats for the reporting period covered by this report. However, institutions like us, and our service providers, have experienced cybersecurity events and data incidents in the past and will likely continue to be the target of cyberattacks and intrusions. For additional information on the cybersecurity risks we face, see "Part 1, Item 1A. Risk Factors–Risks Related to Our Business—We could be negatively impacted by cybersecurity attacks."

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Our audit committee is responsible for the oversight of risks from cybersecurity threats. Members of the audit committee receive updates at least annually from senior management, including leaders from the CTO, internal audit and legal teams regarding matters of cybersecurity. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives. Our board of directors also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

The cybersecurity risk management and strategy processes are overseen by the Sponsor's cybersecurity committee which consists of the Company's chief financial officer and general counsel, and the CTO, legal, risk management, and compliance teams. Such individuals have an average of over 15 years of prior work experience in various roles involving information technology, including security, auditing, and compliance. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the audit committee on any appropriate items.

Item 2.   **Properties**

We do not own any real estate or other physical properties materially important to our operation. We believe that the office facilities of the Manager and Sub-Manager are suitable and adequate for our business as it is contemplated to be conducted.

Item 3.   **Legal Proceedings**

From time to time, we may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our businesses. In addition, our business and the businesses of the Manager, the Sub-Manager and the Managing Dealer are subject to extensive regulation, which may result in regulatory proceedings. Legal proceedings, lawsuits, claims and regulatory proceedings are subject to many uncertainties and their ultimate outcomes are not predictable with assurance.

As of December 31, 2025, we were not involved in any legal proceedings. Additionally, there is no action, suit or proceeding pending before any court, or, to our knowledge, threatened by any regulatory agency or other third party, against the Manager, the Sub-Manager or the Managing Dealer that would have a material adverse effect on us.

Item 4.   **Mine Safety Disclosures**

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

There is no established public trading market for our common shares, therefore, there is a risk that a shareholder may not be able to sell our shares at a time or price acceptable to the shareholder, or at all. Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

For the period from January 1, 2024 through December 31, 2025, we sold shares on a continuous basis at the following prices through the Public Offerings:

Effective Date[1]	Public Offering Price per Share				Effective Date[1]	Public Offering Price per Share			
	Class A	Class T	Class D	Class I		Class A	Class T	Class D	Class I
1/31/2024	$ 36.69	$ 35.32	$ 33.31	$ 34.06	1/31/2025	$ 38.99	$ 37.50	$ 35.42	$ 36.12
2/29/2024	36.66	35.28	33.28	34.02	2/27/2025	38.89	37.39	35.32	36.01
3/28/2024	36.78	35.38	33.38	34.13	3/27/2025	39.14	37.62	35.54	36.23
4/30/2024	37.09	35.69	33.68	34.44	4/30/2025	39.26	37.73	35.65	36.34
5/31/2024	37.08	35.71	33.67	34.44	5/29/2025	39.73	38.14	36.08	36.83
6/28/2024	37.10	35.80	33.73	34.47	6/30/2025	39.92	38.30	36.25	37.01
7/31/2024	37.58	36.16	34.15	34.89	7/31/2025	40.28	38.62	36.58	37.35
8/30/2024	37.50	36.07	34.06	34.82	8/31/2025	40.79	39.09	37.03	37.82
9/30/2024	37.60	36.16	34.14	34.90	9/30/2025	40.96	39.23	37.19	37.98
10/31/2024	38.01	36.57	34.53	35.26	10/31/2025	40.99	39.33	37.24	37.96
11/27/2024	38.15	36.70	34.65	35.39	11/26/2025	41.18	39.51	37.41	38.19
12/31/2024	38.51	37.04	34.97	35.78	12/31/2025	41.45	39.70	37.63	38.45

FOOTNOTE:
(1) Subscriptions are held in escrow until accepted by us.

Unregistered Sales of Equity Securities

None.

Repurchase of Shares and Issuer Purchases of Equity Securities

In March 2019, our board of directors approved and adopted a share repurchase program, as further amended and restated in January 2020, June 2021, February 2023 and October 2024 (the "Share Repurchase Program"). The total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares will be limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company's trailing four quarters). Notwithstanding the foregoing, at the sole discretion of our board of directors, we may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares. Our board of directors, in its sole discretion, may amend or suspend the Share Repurchase Program or waive any of its specific conditions to the extent it is in our best interest, including to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

During the quarter ended December 31, 2025, we repurchased the following shares (in thousands except per share data):

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Value of Shares That May Yet Be Purchased Under the Plan[1]
October 1, 2025 to October 31, 2025	—	$ —	—	$ 35,517
November 1, 2025 to November 30, 2025	—	—	—	35,517
December 1, 2025 to December 31, 2025	716	39.20	716	7,460

FOOTNOTE:

(1) During the quarter ended December 31, 2025, we received requests for the repurchase of approximately $28.1 million of our common shares. Our board of directors approved the repurchase requests.

Holders

As of December 31, 2025, we had the following number of record holders of our common shares:

Share Class	Number of Shareholders
FA	673
A	4,090
T	1,261
D	1,470
I	7,309
S	692

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offerings have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Vermont and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offerings is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Performance Graph

Not applicable.

Share Conversions

Class T and Class D shares are converted into Class A shares once the maximum amount of distribution and shareholder servicing fees for those particular shares has been met. The shares to be converted are multiplied by the applicable conversion rate, the numerator of which is the net asset value per share of the share class being converted and the denominator of which is the net asset value per Class A share.

41

During the year ended December 31, 2025, approximately 787,000 Class T shares were converted to approximately 786,000 Class A shares at an average conversion rate of 1.00. During the year ended December 31, 2024, approximately 368,000 Class T shares were converted to approximately 368,000 Class A shares at an average conversion rate of 1.00.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our financial statements and related notes thereto appearing elsewhere in this annual report on Form 10-K (this "Annual Report"). In this Annual Report "we," "our," "us," and "our company" refer to CNL Strategic Capital, LLC. Capitalized terms used in this Item 7. have the same meaning as in Item 1. "Business" unless otherwise defined herein. The discussion of our financial condition and results of operations for the year ended December 31, 2023 included in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024 as filed on March 31, 2025 is incorporated by reference herein.

Overview

Since we commenced operations on February 7, 2018 through March 19, 2026, we have acquired equity and debt investments in 18 middle market U.S. businesses and disposed of our equity and debt investments in one middle market U.S. business. We have additionally acquired equity and debt investments in one global business. Our businesses generally have a track record of stable and predictable operating performance, are highly cash flow generative and have management teams who have a meaningful ownership stake in their respective company. As of March 19, 2026, we had eleven investments structured as controlling equity interests in combination with debt positions, seven investments structured as minority equity interests in combination with debt positions. All of our debt investments were current as of December 31, 2025. See "Portfolio and Investment Activity" below for additional information related to our investments.

See Item 1. "Business" for additional information regarding our Manager, Sub-Manager and business objectives.

Our Common Shares Offerings

Public Offerings

On March 7, 2018, we commenced the Initial Public Offering of up to $1.1 billion of shares, which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Initial Registration Statement. On November 1, 2021, we commenced the Follow-On Public Offering of up to $1.1 billion of shares, which includes up to $100.0 million of shares being offered through our distribution reinvestment plan, of our shares, upon which the Initial Registration Statement was deemed terminated. On November 1, 2024, we commenced the Second Follow-On Public Offering of up to $1.1 billion of shares, which includes up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Second Follow-On Registration Statement filed with the SEC. Upon commencement of the Second Follow-On Public Offering, the Follow-On Registration Statement was deemed terminated.

Through December 31, 2025, we had received net proceeds from the Public Offerings of approximately $1.1 billion, including approximately $68.1 million received through our distribution reinvestment plan. We incurred selling commissions and dealer manager fees of approximately $15.1 million from the sale of Class A shares and Class T shares in the Public Offerings through December 31, 2025. The Class D shares and Class I shares sold through December 31, 2025 were not subject to selling commissions and dealer manager fees. We also incurred obligations to reimburse the Manager and Sub-Manager for organization and offering costs of approximately $13.6 million based on actual amounts raised through the Public Offerings through December 31, 2025. These organization and offering costs related to the Public Offerings were advanced by the Manager and Sub-Manager, as described further in Note 5. "Related Party Transactions" of Item 8. "Financial Statements and Supplementary Data."

We are currently offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, "Non-founder shares") through the Second Follow-On Public Offering. There are differing selling fees and commissions for each share class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding shares sold pursuant to our distribution reinvestment plan).

As of December 31, 2025, the public offering price was $41.45 per Class A share, $39.70 per Class T share, $37.63 per Class D share and $38.45 per Class I share. In January, February and March 2026, our board of directors approved new per share public offering prices for each share class in the Second Follow-On Public Offering. The new public offering prices are effective as of January 30, 2026, February 27, 2026 and March 31, 2026, respectively. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Second Follow-On Public Offering:

	Class A		Class T		Class D		Class I
Effective January 30, 2026:							
Public Offering Price, Per Share	$	41.76	$	40.05	$	37.94	$	38.64
Selling Commissions, Per Share		2.51		1.20		—		—
Dealer Manager Fees, Per Share		1.04		0.70		—		—
Effective February 27, 2026:							
Public Offering Price, Per Share	$	41.84	$	40.10	$	38.00	$	38.70
Selling Commissions, Per Share		2.51		1.20		—		—
Dealer Manager Fees, Per Share		1.05		0.70		—		—
Effective March 31, 2026:							
Public Offering Price, Per Share	$	41.93	$	40.20	$	38.09	$	38.79
Selling Commissions, Per Share		2.52		1.21		—		—
Dealer Manager Fees, Per Share		1.04		0.70		—		—

See Note 7. "Capital Transactions" and Note 13. "Subsequent Events" in Item 8. "Financial Statements and Supplementary Data" for additional information regarding the Second Follow-On Public Offering.

Portfolio and Investment Activity

As of December 31, 2025, we held investments in 18 portfolio companies, consisting of equity investments and debt investments. The table below presents our portfolio company investments (in millions):

	As of December 31, 2025							
		Common Equity Investments		Debt and Preferred Equity Investments[1]				
Portfolio Company	Initial Investment Date	Ownership %	Cost Basis	Type	Interest Rate	Maturity Date	Cost Basis	Total Cost Basis[2]
Lawn Doctor	2/7/2018	61%	$ 27.6	Second Lien	16.0%	2/7/2030	$ 15.0	$ 42.6
Lawn Doctor	6/30/2023	—	—	First Lien	(3)	8/6/2029	29.5	29.5
Polyform	2/7/2018	87	15.6	Secured	16.0	2/7/2028	15.7	31.3
Roundtables	8/1/2019	81	33.5	Second Lien	16.0	7/1/2028	12.1	45.6
Roundtables	11/13/2019	—	—	Secured	8.0	12/31/2028	2.0	2.0
Milton	11/21/2019	13	8.9	Second Lien	15.0	12/19/2030	3.4	12.3
Resolution Economics	1/2/2020	8	7.6	Second Lien	15.0	12/30/2027	2.8	10.4
Blue Ridge	3/24/2020	16	8.1	Second Lien	15.0	12/28/2029	2.6	10.7
HSH	7/16/2020	75	17.3	Secured	15.0	7/16/2027	24.4	41.7
ATA	4/1/2021	75	37.1	Secured	15.0	4/1/2027	37.0	74.1
Clarion	12/9/2021	95	70.3	First Lien	15.0	12/9/2028	22.5	92.8
Vektek	5/6/2022	84	56.9	Second Lien	15.0	11/6/2029	24.4	81.3
Vektek	06/30/23	—	—	Secured	(3)	5/6/2029	24.4	24.4
TacMed	03/24/23	95	76.7	Secured	16.0	3/24/2030	29.0	105.7
Sill	10/20/23	93	96.3	Secured	14.0	10/20/2030	15.9	112.2
USA Water	2/21/2024	5	8.6	Second Lien	16.0	8/20/2031	1.4	10.0
LBR	6/17/2024	8	0.1	PIK Notes/Preferred Equity	3.84% PIK[4]	5/17/2039	95.9	96.0
MAP	7/18/2024	57	61.4	First Lien	15.0	7/18/2031	15.0	76.4
IFPG	6/23/2025	91	90.5	Secured	15.0	6/23/2032	27.5	118.0
Shipley	9/25/2025	3	6.8	Second Lien	16.0	1/24/2033	0.7	7.5
USA Industries	12/11/2025	4	4.2	Second Lien	16.0	6/9/2033	0.8	5.0
			$ 627.5				$ 402.0	$ 1,029.5

FOOTNOTES:

(1) The note purchase agreements contain customary covenants and events of default. As of December 31, 2025, all of our portfolio companies were in compliance with their respective debt covenants.

(2) See the Consolidated Schedules of Investments and Note 3. "Investments" of Item 8. "Financial Statements and Supplementary Data" for additional information related to our investments, including fair values as of December 31, 2025.

(3) As of December 31, 2025, the senior debt investments in Lawn Doctor and Vektek accrue interest at a per annum rate of 1 month SOFR + 4.60%. 1 month SOFR at December 31, 2025 was 3.79%.

(4) PIK income is computed at the contractual rate in each applicable agreement and is accrued and recorded as income and capitalized to the principal balance. PIK Notes accrue income at a per annum rate of 3.84%. Preferred Equity includes three tranches (1) A2, (2), B2 and (3) B3 which accrue PIK income at a per annum rate of 8.16%, 8.5%and 12.0%, respectively.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations, which would impact our ability to make distributions to shareholders.

Our Portfolio Companies

The below information regarding our portfolio companies contain a financial measure, Adjusted EBITDA, utilized by management to evaluate the operating performance and liquidity of our portfolio companies that is not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Adjusted EBITDA should not be considered in isolation from or as superior to or as a substitute for net income (loss), income (loss) from operations, or other financial measures determined in accordance with GAAP. We present this non-GAAP measure quarterly for our portfolio companies in which we own a controlling equity interest and annually for all of our portfolio companies.

You are encouraged to evaluate the adjustments to Adjusted EBITDA, including the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future our portfolio companies may incur expenses that are the same as or similar to some of the adjustments in this presentation. The presentations of Adjusted EBITDA should not be construed as an inference that the future results of our portfolio companies will be unaffected by unusual or non-recurring items.

We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies calculate this non-GAAP measure in the same manner. Because of these limitations and additional limitations described below, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA only as supplemental measures.

Additionally, we provide our proportionate share of each non-GAAP measure because our ownership percentage of each portfolio company varies. We urge investors to consider our ownership percentage of each portfolio company when evaluating the results of each of our portfolio companies.

Adjusted EBITDA

When evaluating the performance of our portfolio, we monitor Adjusted EBITDA to measure the financial and operational performance of our portfolio companies and their ability to pay contractually obligated debt payments to us. In connection with this evaluation, the Manager and Sub-Manager review monthly portfolio company operating performance versus budgeted expectations and conduct regular operational review calls with the management teams of the portfolio companies.

We present Adjusted EBITDA as a supplemental measure of the performance of our portfolio companies because we believe it assists investors in comparing the performance of such businesses across reporting periods on a consistent basis by excluding items that we do not believe are indicative of their core operating performance.

We define Adjusted EBITDA as net income (loss), plus (i) interest expense, net, and loan cost amortization, (ii) taxes and (iii) depreciation and amortization, as further adjusted for certain other non-recurring items that we do not consider indicative of the ongoing operating performance of our portfolio companies. These further adjustments are itemized below. Our proportionate share of Adjusted EBITDA is calculated based on our equity ownership percentage at period end.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are: (i) Adjusted EBITDA does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (iii) Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; (v) Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the ongoing operations of our portfolio companies; and (vi) other companies in similar industries as our portfolio companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Lawn Doctor

Lawn Doctor, Inc. ("Lawn Doctor") is a leading franchisor of residential lawn care programs and services. Lawn Doctor's core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging and leaf blowing. Lawn Doctor has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

As of December 31, 2025 and 2024, Lawn Doctor had total assets of approximately $97.9 million and $98.7 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA from net income of Lawn Doctor for the years ended December 31, 2025 and 2024 (in thousands):

| | Years Ended December 31, | |
	2025	2024
Revenues	$ 47,833	$ 45,264
Net income (GAAP)	$ 3,770	$ 3,388
Interest and debt related expenses	5,720	5,900
Depreciation and amortization	2,653	2,614
Income tax expense	1,608	1,479
Adjusted EBITDA (non-GAAP)	$ 13,751	$ 13,381
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[(1)]	*$ 8,388*	*$ 8,095*

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 61% of Lawn Doctor.

Polyform

Polyform Products Company, Inc. ("Polyform"), is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers.

As of December 31, 2025 and 2024, Polyform had total assets of approximately $30.4 million and $31.7 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA from net loss of Polyform for the years ended December 31, 2025 and 2024 (in thousands):

| | Years Ended December 31, | |
	2025	2024
Revenues	$ 19,589	$ 18,951
Net loss (GAAP)	$ (196)	$ (463)
Interest and debt related expenses	2,919	2,918
Depreciation and amortization	1,873	1,863
Income tax benefit	(62)	(148)
Adjusted EBITDA (non-GAAP)	$ 4,534	$ 4,170
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[(1)]	*$ 3,949*	*$ 3,632*

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 87% of Polyform.

Roundtables

Auriemma U.S. Roundtables ("Roundtables") is an information services and advisory solutions business to the consumer finance industry. Roundtables has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

As of December 31, 2025 and 2024, Roundtables had total assets of approximately $58.1 million and $59.5 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA from net income of Roundtables for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,			
	2025		**2024**	
Revenues	$	19,742	$	17,890
Net income (GAAP)	$	1,638	$	1,353
Interest and debt related expenses		2,430		2,510
Depreciation and amortization		2,080		2,087
Income tax expense		633		329
Adjusted EBITDA (non-GAAP)	$	6,781	$	6,279
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[(1)]	*$*	*5,476*	*$*	*5,071*

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 81% of Roundtables.

HSH

Healthcare Safety Holdings, LLC ("HSH") is a leading producer of daily use insulin pen needles, syringes and complementary offerings for the human and animal diabetes care markets. HSH specializes in providing "dispense and dispose" sharps solutions, which allow users to more easily and safely dispose of sharps.

As of December 31, 2025 and 2024, HSH had total assets of approximately $40.6 million and $42.4 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA from net income of HSH for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,			
	2025		**2024**	
Revenues	$	39,613	$	35,002
Net income (GAAP)	$	3,338	$	2,515
Interest and debt related expenses		3,637		3,725
Depreciation and amortization		2,842		2,921
Income tax expense		990		722
Adjusted EBITDA (non-GAAP)	$	10,807	$	9,883
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[(1)]	*$*	*8,052*	*$*	*7,364*

FOOTNOTES:
(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 75% of HSH.

ATA

ATA National Title Group, LLC ("ATA") is a leading national independent title agency and settlement service provider for the residential resale, residential refinance, commercial and default markets in the Great Lakes Region. Its brands include ATA National Title Group, Greco Title Agency, Midstate Title Agency, Seaver Title Agency and Talon Title Agency. ATA has completed a strategic acquisition since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

As of December 31, 2025 and 2024, ATA had total assets of approximately $83.8 million and $86.7 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA from net income (loss) of ATA for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,			
	2025		2024	
Revenues	$	57,834	$	52,070
Net income (loss) (GAAP)	$	209	$	(2,377)
Interest and debt related expenses		5,905		5,870
Depreciation and amortization		4,197		4,302
Adjusted EBITDA (non-GAAP)	$	10,311	$	7,795
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[1]	$	7,733	$	5,846

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 75% of ATA.

Douglas

Douglas Machines Corp. ("Douglas") is a leading manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations.

On August 1, 2025, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, sold its approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. ("Douglas") to an unaffiliated third-party buyer for aggregate consideration of approximately $37.6 million, subject to certain customary escrow related hold-backs and post-closing adjustments. In connection with this sale, our debt investment of approximately $15.0 million in Douglas in the form of senior secured notes was repaid in full.

Clarion

Clarion Safety Holdings, LLC ("Clarion") is a provider of standards-based visual safety labels and signs that support original equipment manufacturers, facility owners, and employers in reducing risk and protecting workers. Clarion serves thousands of customers across the world in a large and diverse set of industries. Customers rely on Clarion's expertise to help them navigate applicable regulatory and safety standards related to risk communication, resulting in the implementation of tailored systems of risk reduction. Clarion has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

As of December 31, 2025 and 2024, Clarion had total assets of approximately $99.0 million and $81.3 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA from net income of Clarion for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,			
	2025		2024	
Revenues	$	32,508	$	17,574
Net income (GAAP)	$	1,600	$	462
Interest, net and debt related expenses		3,214		3,331
Depreciation and amortization		1,712		1,026
Income tax expense		626		187
Adjusted EBITDA (non-GAAP)	$	7,152	$	5,006
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[1]	$	6,787	$	4,819

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 95% and 96%, respectively, of Clarion.

Vektek

Vektek Holdings, LLC ("Vektek") designs, engineers and manufactures automated workholding solutions for CNC (Computer Numerical Control) machining. A market leader in high-pressure hydraulic clamps, Vektek products are essential to machine automation, tight tolerance machining and user production throughput. Vektek serves domestic and international machining customers in end markets including general industrial, automotive, agriculture, medical devices, technology and aerospace.

As of December 31, 2025 and 2024, Vektek had total assets of approximately $107.9 million and $110.1 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA from net income of Vektek for the years ended December 31, 2025 and 2024 (in thousands):

| | Years Ended December 31, | | | |
	2025		2024	
Revenues	$	35,264	$	35,260
Net income (GAAP)	$	1,617	$	387
Interest and debt related expenses		6,027		6,333
Depreciation and amortization		3,651		3,638
Income tax expense		47		16
Adjusted EBITDA (non-GAAP)	$	11,342	$	10,374
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[1]	$	9,496	$	8,685

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 84% of Vektek.

TacMed

Tacmed Holdings, LLC ("TacMed") designs, develops and manufactures medical products that equip, train and protect professionals in pre-hospital, emergency trauma situations. TacMed's suite of traumatic injury products, hemorrhage control tourniquets, immobilization tools and critical care kits serve first responders, military, law enforcement and civilian public safety operations. TacMed's medical simulation training solutions combine advanced technology and durable materials to offer customers the highest fidelity training simulators and provide realistic replicas for emergency medical personnel training exercises. TacMed has completed a strategic acquisition since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

As of December 31, 2025 and 2024, TacMed had total assets of approximately $106.4 million and $111.3 million. The following tables reconcile our proportionate share of Adjusted EBITDA from net loss of TacMed for the years ended December 31, 2025 and 2024 (in thousands):

| | Years Ended December 31, | | | |
	2025		2024	
Revenues	$	45,733	$	47,239
Net loss (GAAP)	$	(2,488)	$	(1,460)
Interest and debt related expenses		4,731		4,773
Depreciation and amortization		5,317		5,452
Income tax benefit		(437)		(417)
Transaction related expenses[1]		—		45
Adjusted EBITDA (non-GAAP)	$	7,123	$	8,393
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[2]	$	6,794	$	8,014

FOOTNOTES:

(1) Initial buyer transaction costs paid by TacMed included in the purchase price. Transaction related expenses are non-recurring.
(2) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 95% of TacMed.

Sill

Sill Holdings, LLC ("Sill") is among the leading specialty insurance consulting firms exclusively representing business and property owners in connection with their property insurance claims. Sill focuses on providing expert claim preparation, management and resolution services across North America and the Caribbean. Through its wide range of services (including end-to-end property loss adjusting, forensic accounting, and business interruption analysis), Sill seeks to deliver expert representation and support for claims stemming from fire, catastrophic, and other related events. Sill has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

As of December 31, 2025 and 2024, Sill had total assets of approximately $123.1 million and $120.0 million. The following tables reconcile our proportionate share of Adjusted EBITDA from net income (loss) of Sill for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,			
	2025		**2024**	
Revenues	$	41,270	$	22,311
Net income (loss) (GAAP)	$	3,237	$	(1,397)
Interest and debt related expenses		2,274		2,297
Depreciation and amortization		3,558		2,736
Income tax expense		664		911
Adjusted EBITDA (non-GAAP)	$	9,733	$	4,547
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[1]	*$*	*9,096*	*$*	*4,242*

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 93% of Sill.

MAP

Madison Retirement Holdings TopCo, LLC ("MAP") is a third-party administrator of retirement plans. Servicing small and mid-size businesses across all 50 states, MAP provides customer with plan design and implementation, plan administration, compliance, fiduciary services and customer support to approximately 10,000 plans. Established in 1993, MAP has over 200 employees and is headquartered in Appleton, WI. MAP has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

As of December 31, 2025 and 2024, MAP had total assets of approximately $132.9 million and $122.7 million. The following table reconciles our proportionate share of Adjusted EBITDA of MAP from net loss for the year ended December 31, 2025 and period from July 18, 2024 (the date we acquired our investment in MAP) to December 31, 2024 (in thousands):

	Years Ended December 31,		
	2025		**2024**[1]
Revenues	$ 44,354	$	8,418
Net loss (GAAP)	$ (3,580)	$	(4,994)
Interest and debt related expenses	2,717		748
Depreciation and amortization	6,286		1,481
Income tax expense	152		—
Transaction related expenses[2]	—		1,412
Adjusted EBITDA (non-GAAP)	$ 5,575	$	(1,353)
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[3]	$ 3,192	$	(771)

FOOTNOTES:
(1) Results are for the period from July 18, 2024 (the date we acquired our investment in MAP) to December 31, 2024.
(2) Initial buyer transaction costs paid by MAP included in the purchase price. Transaction related expenses are non-recurring.
(3) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025 and 2024, we owned approximately 57% of MAP.

IFPG

International Franchise Professionals Group ("IFPG") is a membership-based organization serving more than 1,300 franchise professionals. As one of the largest member networks and marketplaces dedicated to the franchise industry, IFPG's customer community is made up of franchisors, franchise consultants and vendors who help potential candidates through the process of identifying and investing in a franchise business. IFPG has completed a strategic acquisition since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

As of December 31, 2025, IFPG had total assets of approximately $131.0 million. The following table reconciles our proportionate share of Adjusted EBITDA of IFPG from net loss for the year ended June 23, 2025 to December 31, 2025 (in thousands):

	2025[1]
Revenues	$ 9,356
Net loss (GAAP)	$ (1,921)
Interest and debt related expenses	2,072
Depreciation and amortization	2,399
Income tax benefit	(825)
Transaction related expenses[2]	1,755
Adjusted EBITDA (non-GAAP)	$ 3,480
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[3]	$ 3,173

FOOTNOTES:
(1) Results are for the period from June 23, 2025 (the date we acquired our investment in IFPG) to December 31, 2025.
(2) Initial buyer transaction costs paid by IFPG included in the purchase price. Transaction related expenses are non-recurring.
(3) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2025, we owned approximately 91% of IFPG.

Other Portfolio Companies

Milton

Milton Industries, Inc. ("Milton") is a leading provider of highly-engineered tools and accessories for pneumatic, fluid power and specialty tool applications across a variety of end markets including vehicle service and industrial maintenance, repair and operations. The company has more than 5,000 active customers and over 3,000 SKUs with products including couplers, gauges, chucks, blow guns, fluid handling equipment, filters, regulators and lubricators. Milton has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

Resolutions Economics

Resolution Economics, LLC ("Resolution Economics") is a specialty consulting firm that provides services to law firms and corporations in labor and employment and commercial litigation matters. Resolution Economics provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring. Resolution Economics has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

Blue Ridge

Blue Ridge ESOP Associates ("Blue Ridge") is an independent, third-party employee stock ownership plans ("ESOP") and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge's services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

USA Water

USA Water Intermediate Holdings, LLC ("USA Water") is a leading provider of operations and maintenance services for water and wastewaster systems across the Southeast United States. USA Water was established in 2012 and is based in Rosenberg, TX. USA Water's non-discretionary services enable municipalities and utility districts to entrust their water infrastructure maintenance, asset management and regulatory compliance needs to a professional partner of scale. USA Water's industry-leading technical expertise and comprehensive service offerings play a critical role in ensuring the integrity, safety and reliability of clean, high-quality water access. USA Water provides customers with wastewater facility operations, pipe repair and maintenance, meter reading, new water tap installations, regulatory and compliance, and billing and administrative services. USA Water has completed strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

LBR

LOCI Topco Limited ("LBR") is a technology-driven information services business powering the global legal, intellectual property and governance, risk and compliance markets. LBR's proprietary intelligence, data, and insight services are dedicated to supporting legal professionals in understanding market trends, regulatory developments and best practices. LBR goes to market under multiple proprietary brands led by its Lexology platform to provide its legal professional and corporate clients with subscription-based services for analytical content, informed case strategy, conducting research and to drive business development opportunities across its client base.

In April 2025, we made an additional investment in LBR to partially finance the merger of LBR and ALM Global LLC ("ALM"). ALM was founded in 1979 and is headquartered in New York, New York. Through its leading Law.com platform, ALM offers a global legal newsroom for professionals utilizing proprietary data intelligence, expert analysis and industry insights serving both the practice and business of law. ALM, in combination with LBR, creates a newly formed group uniquely positioned to serve clients globally by combining ALM's deep U.S. market penetration with LBR's strong U.K. and global presence. In addition to ALM, LBR has completed other strategic acquisitions since our initial investment, and we believe such acquisitions will remain one of the company's growth strategies.

Shipley

Headquartered in Houston, Texas, Shipley Do-Nuts ("Shipley") is one of the nation's largest donut and kolache brands, providing handcrafted, fresh-made-daily donuts, kolaches and coffee at over 390 locations across 13 states. With more than 60 varieties of donuts and kolaches, Shipley Do-Nuts has built a strong reputation during its 90-year operating history for providing high quality products and exceptional customer service. Shipley Do-Nuts was founded in 1936.

USA Industries

USA Industries is a leading manufacturer of industrial flow control and testing products such as piping isolation tools, tube plugs and other flow devices. The Company leverages its depth of product portfolio and differentiated speed to market to serve as a critical partner to customers in the pharmaceutical, industrial, refinery and chemical end markets. USA Industries was founded in 1982 and is headquartered in Houston, TX.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control. We will be dependent upon the earnings of and cash flow from the businesses that we acquire to meet our operating and management fee expenses and to make distributions. These earnings and cash flows, net of any minority interests in these businesses, will be available:

- *first*, to meet our management fees and corporate overhead expenses; and

- *second*, to fund business operations and to make distributions to our shareholders.

Size of assets

If we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make. The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager's and the Sub-Manager's success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, as we have seen and continue to see with the recent public health crises, natural disasters and geopolitical events, which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital. Furthermore, economic growth remains affected by inflationary pressure, tariff policies and supply chain related disruptions and could be slowed or halted by significant external events. Some of our portfolio companies have experienced supply chain related disruptions from time to time. In some instances, strategic decisions to hold more inventory have been made as a result of ongoing supply chain related disruptions. Significant changes or volatility in the capital markets have and may continue to have a negative effect on the valuations of our businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset long term or through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Liquidity and Capital Resources

General

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund acquisitions, make additional investments in our portfolio companies, make distributions to our shareholders and fund our operations. Our primary sources of cash will generally consist of:

- the net proceeds from the Public Offerings;

- distributions and interest earned from our assets; and

- proceeds from sales of assets and principal repayments from our assets.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our shareholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business strategy. In light of the current economic environment, impacted by rising interest rates, record inflationary pressures due to global supply chain issues, a rise in energy prices and the impact of the recent public health crises, natural disasters and geopolitical events on the global economy, we are closely monitoring overall liquidity levels and changes in the business performance of our portfolio companies to be in a position to enact changes to ensure adequate liquidity going forward.

While we generally intend to hold our assets for the long term, certain assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.

As of December 31, 2025 and 2024, we had approximately $84.8 million and $146.3 million, respectively, of cash. Information related to the year ended December 31, 2023 is included in our Form 10-K filed with the SEC on March 31, 2025.

Sources of Liquidity and Capital Resources

Offerings. We received approximately $131.6 million and $220.8 million in net proceeds during the years ended December 31, 2025 and 2024, respectively, from the Public Offerings, which excludes approximately $21.7 million and $18.1 million raised through our distribution reinvestment plan during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had approximately 806 million authorized common shares remaining for sale.

Operating Activities. We generated operating cash flows (excluding amounts related to investment activity) of approximately $22.6 million and $31.2 million, during the years ended December 31, 2025 and 2024, respectively.

The decrease in operating cash flows (excluding amounts related to investment activity) for the year ended December 31, 2025, as compared to the year ended December 31, 2024, was primarily attributable to (i) an increase in amounts paid to related parties of approximately $16.3 million (ii) a decrease in return of capital of approximately $1.0 million offset by (iii) an increase in investment income of approximately $8.3 million and (iv) a decrease in third-party operating expenses, net of changes in liabilities, of approximately $0.3 million.

Borrowings. We borrowed and repaid $30.0 million during the year ended December 31, 2025. We did not borrow any amounts during the year ended December 31, 2024. The purpose of the Line of Credit is for general Company working capital and acquisition financing purposes. See Note 8. "Borrowings" of Item 8. "Financial Statements and Supplementary Data" for additional information regarding the 2022 Line of Credit.

Uses of Liquidity and Capital Resources

Investments. We used approximately $181.8 million and $173.7 million of cash to purchase portfolio company investments during the years ended December 31, 2025 and 2024, respectively.

Distributions. We paid distributions to our shareholders of approximately $21.1 million and $19.8 million (which excludes distributions reinvested of approximately $21.7 million and $18.1 million, respectively) during the years ended December 31, 2025 and 2024, respectively. See "Distributions Declared" below for additional information.

Share Repurchases. We paid approximately $65.3 million and $46.5 million during the years ended December 31, 2025 and 2024, respectively, to repurchase shares in accordance with our Share Repurchase Program.

Deferred Financing Costs. We paid approximately $0.2 million and $0.2 million in deferred financing costs during the years ended December 31, 2025 and 2024, respectively.

Reimbursement of Expense Support. We accrued a reimbursement of expense support due to the Manager and Sub-Manager of less than $0.1 million during the year ended December 31, 2024, all of which was paid in January 2025. As of December 31, 2025, there is less than $0.1 million remaining unreimbursed Expense Support under the terms of the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements will automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement. See Note 5. "Related Party Transactions" of Item 8. "Financial Statements and Supplementary Data" for additional information.

Distributions Declared

The Company's board of directors declared distributions on a monthly basis during the years ended December 31, 2025 and 2024 (twelve record dates). The following table reflects total distributions declared during the years ended December 31, 2025 and 2024 (in thousands expect per share data):

Distribution Period	Distributions Declared[1]	Distributions Reinvested[2]	Cash Distributions Net of Distributions Reinvested
Year ended December 31, 2025	$ 42,793	$ 21,706	$ 21,087
Year ended December 31, 2024	37,899	18,145	19,754

FOOTNOTES:

(1) Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2025 - December 31, 2025	$ 0.104167	$ 0.104167	$ 0.083333	$ 0.093750	$ 0.104167	$ 0.104167
January 1, 2024 - December 31, 2024	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2) Amounts based on distribution record date.
(3) Represents the range of monthly distribution rates during the period, measured on the dollar value of distributions per share class as a percentage of the respective share class public offering price.

Cash distributions declared net of distributions reinvested were funded from the following sources noted below (in thousands):

	Years Ended December 31,			
	2025		2024	
	Amount	Percentage[1]	Amount	Percentage[1]
Net investment income before reimbursement of expense support (reimbursement)	$ 20,294	96.2%	$ 21,065	106.6%
Expense support (reimbursement)	950	4.5	20	0.1
Net investment income	$ 21,244	100.7%	$ 21,085	106.7%
Net realized gains	$ 1,928	9.1%	$ —	—%
Cash distributions declared, net of distributions reinvested[2]	$ 21,087	100.0%	$ 19,754	100.0%

FOOTNOTES:

(1) Represents percentage of cash distributions declared, net of distribution reinvested for the period presented.
(2) Excludes $21,706 and $18,145 of distributions reinvested pursuant to our distribution reinvestment plan during the years ended December 31, 2025 and 2024, respectively.

Distribution amounts and sources of distributions declared vary among share classes. We calculate each shareholder's specific distribution amount for the period using record and declaration dates. Distributions are declared on all classes of our shares at the same time. Amounts distributed to each class are allocated among the holders of our shares in such class in proportion to their shares. There is no assurance that we will pay distributions in any particular amount, if at all.

See Note 6. "Distributions" in Item 8. "Financial Statements and Supplementary Data" for additional disclosures regarding distributions.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offerings have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Vermont and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offerings is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Share Repurchase Program

We adopted the Share Repurchase Program effective March 2019, as amended, pursuant to which we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares (at least 5% of his or her shares) back to us at a price equal to the net asset value per share of the month immediately prior to the repurchase date. The repurchase date is generally the last business day of the month of a calendar quarter end. We are not obligated to repurchase shares under the Share Repurchase Program. If we determine to repurchase shares, the Share Repurchase Program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The Share Repurchase Program also includes certain restrictions on the timing, amount and terms of our repurchases intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

The aggregate amount of funds under the Share Repurchase Program is determined on a quarterly basis at the sole discretion of our board of directors. At the sole discretion of our board of directors, we may use sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a *pro rata* basis, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested and the order of priority described in the Share Repurchase Program. We may repurchase shares including fractional shares, computed to three decimal places.

Under the Share Repurchase Program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, over any two-year period, we experience repurchase demand in excess of capacity. If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under the Share Repurchase Program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. "Investable assets" includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

During the years ended December 31, 2025 and 2024, we received requests for the repurchase of approximately $74.2 million and $57.5 million, respectively, of our common shares. Our board of directors approved the repurchase requests received.

The following table summarizes the shares repurchased during the years ended December 31, 2025 and 2024 (in thousands except per share data):

| | Years Ended December 31, | | | | | |
| | 2025 | | | 2024 | | |
Share Class	Number of Shares	Total Consideration	Average Price Paid per Share	Number of Shares	Total Consideration	Average Price Paid per Share
Class FA	293	$ 12,138	$ 41.43	162	$ 6,076	$ 37.44
Class A	221	8,227	37.09	135	4,624	34.20
Class T	127	4,747	37.34	153	5,175	34.04
Class D	166	5,991	36.32	121	4,154	34.33
Class I	1,122	42,116	37.56	1,031	36,078	35.02
Class S	24	1,013	42.04	36	1,387	38.44
Total	1,953	$ 74,232	$ 38.03	1,638	$ 57,494	$ 35.13

Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Through December 31, 2025, we had acquired equity and debt investments in 18 portfolio companies using the net proceeds from our Offerings. As of December 31, 2025 and 2024, the fair value of our portfolio company investments totaled approximately $1.4 billion and $1.1 billion, respectively. See "Portfolio and Investment Activity" above for discussion of the general terms and characteristics of our investments and for information regarding our portfolio companies.

The following table summarizes our operating results for the years ended December 31, 2025 and 2024 (in thousands):

| | Years Ended December 31, | |
	2025	2024
Total investment income	$ 85,294	$ 71,701
Total operating expenses	(64,890)	(50,607)
Expense support (reimbursement), net	950	20
Net investment income before taxes	21,354	21,114
Income tax expense	(110)	(29)
Net investment income	**21,244**	**21,085**
Total net realized gain on investments	1,928	—
Total net change in unrealized appreciation on investments, including unrealized foreign currency gain	113,582	88,671
Net increase in net assets resulting from operations	$ **136,754**	$ **109,756**

Investment Income

Investment income consisted of the following for the years ended December 31, 2025 and 2024 (in thousands):

| | Years Ended December 31, | | | |
	2025		2024	
From portfolio company investments:				
Interest income	$	42,630	$	40,623
Dividend income		31,844		22,354
PIK income		8,021		2,755
From U.S. Treasury bills and cash and cash equivalents:				
Interest income		2,799		5,969
Total investment income	$	**85,294**	$	**71,701**

Interest income from portfolio company investments is generated from our senior secured note investments, the majority of which had fixed rate interest as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, our weighted average annual yield on our accruing debt investments was 15.6% and 14.1%, respectively, based on amortized cost as defined above in "Portfolio and Investment Activity." The increase in interest income from portfolio company investments during the year ended December 31, 2025, as compared to the year ended December 31, 2024, is primarily attributable to new debt investments made in July 2024, December 2024 and June 2025.

Dividend income from portfolio company investments is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. During 2025 and 2024, we received dividend income from 14 and 13 of our portfolio companies, respectively.

PIK income from portfolio company investments is computed at the contractual rate specified in each applicable agreement and is accrued and recorded as PIK income and added to the principal balance of the instrument. PIK income was approximately $8.0 million and $2.8 million for the year ended December 31, 2025 and 2024.

The decrease in interest income from cash and cash equivalents is a result of a modest decrease in the average investment yield and a decrease in the average investment balance driven by the net dollars raised in Public Offerings offset by higher deal volume during the second half of 2024 and the first half of 2025.

We do not believe that our interest income, dividend income and total investment income are representative of either our stabilized performance or our future performance. We expect investment income to increase in future periods as we increase our base of assets that we expect to acquire from existing cash, borrowings and an expected increase in capital available for investment using proceeds from the Public Offerings.

Operating Expenses

Our operating expenses for the years ended December 31, 2025 and 2024 were as follows (in thousands):

| | Years Ended December 31, | | | |
	2025		2024	
Total return incentive fees	$	30,321	$	24,119
Base management fees		23,993		18,083
Offering expenses		1,893		1,265
Professional services		3,750		3,119
Pursuit costs		1,264		1,301
Distribution and shareholder servicing fees		1,996		1,313
Custodian and accounting fees		591		536
General and administrative expenses		276		240
Interest expense		383		209
Insurance expense		222		215
Director fees and expenses		201		207
Total operating expenses		**64,890**		**50,607**
Expense support		(950)		(20)
Net operating expenses	$	**63,940**	$	**50,587**

58

We consider the following expense categories to be relatively fixed in the near term: insurance expenses and director fees and expenses. Variable operating expenses include total return incentive fees, base management fees, offering expenses, professional services, distribution and shareholder servicing fees, custodian and accounting fees, general and administrative expenses, interest expense and pursuit costs. We expect these variable operating expenses to increase in connection with the growth in our asset base (base management fees, total return incentive fees, accounting fees and general and administrative expenses), the number of shareholders and open accounts (professional services, distribution and shareholder servicing fees and custodian and accounting fees), and/or the complexity of our investment processes and capital structure (professional services and interest expense).

Total Return Incentive Fee

The Manager and Sub-Manager are eligible to receive incentive fees based on the Total Return to Shareholders, as defined in the Management Agreement and Sub-Management Agreement, for each share class in any calendar year, payable annually in arrears. We accrue (but do not pay) the total return incentive fee on a monthly basis, to the extent that it is earned on an annual basis. We perform a final reconciliation of the total return incentive fee calculation at completion of each calendar year. The total return incentive fee is due and payable to the Manager and Sub-Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement.

We incurred total return incentive fees of approximately $30.3 million and $24.1 million during the years ended December 31, 2025 and 2024, respectively. The increase in total return incentive fees during the year ended December 31, 2025, as compared to the year ended December 31, 2024, is primarily due to an increase of $24.9 million in the net change in unrealized appreciation on investments, including foreign currency gain (loss) taken over a larger Average Adjusted Capital during the year ended December 31, 2025, as compared to the year ended December 31, 2024.

Base Management Fee

Our base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares, 2% of the product of (x) our average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the Founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears.

We incurred base management fees of approximately $24.0 million and $18.1 million during the years ended December 31, 2025 and 2024, respectively. The increase in base management fees is primarily attributable to the increase in our average gross assets (excluding cash) which were approximately $1.3 billion and $982.0 million during the years ended December 31, 2025 and 2024, respectively.

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on our condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to our condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager. We incurred offering expenses of approximately $1.9 million and $1.3 million during the years ended December 31, 2025 and 2024, respectively.

Pursuit Costs

Pursuit costs relate to transactional expenses incurred to identify, evaluate and negotiate acquisitions that ultimately were not consummated. We incurred pursuit costs of approximately $1.3 million during both years ended December 31, 2025 and 2024.

Distribution and Shareholder Servicing Fees

The Managing Dealer is eligible to receive a distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through our distribution reinvestment plan and those received as share distributions) in an amount equal to 1.00% and 0.50%, respectively, of the current net asset value per share.

We incurred distribution and shareholder servicing fees of approximately $2.0 million and $1.3 million during the years ended December 31, 2025 and 2024, respectively. The increase in distribution and shareholder servicing fees during the year ended December 31, 2025, as compared to the year ended December 31, 2024, is attributable to an increase in Class T and Class D shares outstanding.

Other Operating Expenses

Other operating expenses (consisting of professional services, insurance expense, interest expense, custodian and accounting fees, director fees and expenses, and general and administrative expenses) were approximately $5.4 million and $4.5 million during the years ended December 31, 2025 and 2024, respectively. The increase in other operating expenses during the year ended December 31, 2025, as compared to the year ended December 31, 2024, is primarily attributable to an increase in custodian, accounting, legal, tax and valuation professional services resulting from an increase in the number of shareholders and investments.

Expense Support (Reimbursement) and Conditional Reimbursement Agreement

We have entered into an Expense Support and Conditional Reimbursement Agreement with the Manager and the Sub-Manager, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed our annual net income (with certain adjustments). Expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds (the "Expense Support"). The Expense support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. The Manager and Sub-Manager equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the "Excess Operating Funds"), we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to the conditional reimbursements as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make conditional reimbursements shall automatically terminate and be of no further effect three years following the date which the expense support amount was provided and to which such conditional reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Expense support (reimbursement) totaled approximately $1.0 million and less than $0.1 million during the years ended December 31, 2025 and 2024, respectively. The actual amount of expense support or expense support reimbursement is determined as of the last business day of each calendar year and is paid within 90 days after each year end per the terms of the Expense Support and Conditional Reimbursement Agreement described above. See Note 5. "Related Party Transactions" of Item 8. "Financial Statements and Supplementary Data" for details regarding total Expense Support received since inception.

We accrued expense support due from the Manager and Sub-Manager of approximately $1.0 million and less than $0.1 million, related to Class I shares, during years ended December 31, 2025 and 2024. Although we covered 100% of cash distributions from net investment income and realized gains, the increase in expense support accrued during the twelve months ended December 31, 2025, as compared to December 31, 2024, is primarily attributable to the increase of certain Class I class-specific expenses.

Other Expenses and Changes in Net Assets

Income Tax Expense

We incur income tax expense to the extent we have or expect to have taxable income or loss for the current year related to our Taxable Subsidiaries. During the years ended December 31, 2025 and 2024, we recorded current income tax expense of approximately $0.11 million and $0.03 million, respectively. Additionally, we recorded a provision for deferred taxes on investments of approximately $13.1 million and $2.4 million during the years ended December 31, 2025 and 2024, respectively, primarily related to unrealized appreciation on investments held by our Taxable Subsidiaries. As of December 31, 2025 and 2024, eight and six of our equity investments were held in Taxable Subsidiaries, respectively. As of December 31, 2025 and 2024, two and one of our debt investments was held in Taxable Subsidiaries, respectively.

The table below presents a reconciliation of tax expense the Company would be subject to if it were taxed as a corporation to the Company's actual income tax expense incurred by its Taxable Subsidiaries for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,			
	2025		2024	
Tax expense computed at the federal statutory rate	$ 31,485	21.0%	$ 23,555	21.0%
State income tax expense net of federal benefit	514	0.4	122	0.1
Benefit of partnership structure	(18,675)	(12.5)	(20,325)	(19.0)
Reduction in valuation allowance	(149)	(0.1)	(941)	—
Income tax expense	$ 13,175	8.8%	$ 2,411	2.1%

The effective tax rate will fluctuate from year to year as the amount of taxable income (or loss) at our Taxable Subsidiaries fluctuates in relation to the Company's net income.

Net Change in Unrealized Appreciation on Portfolio Company Investments

Unrealized appreciation on portfolio company investments is based on the current fair value of our investments as determined by our board of directors based on inputs from the Sub-Manager and our independent valuation firm and consistent with our valuation policy, which take into consideration, among other factors, actual results of our portfolio companies in comparison to budgeted results for the year, future growth prospects, and the valuations of publicly traded and private comparable companies as determined by our independent valuation firm.

The net change in unrealized appreciation on portfolio company investments included gross unrealized appreciation on 13 portfolio companies of approximately $137.8 million, offset partially by gross unrealized depreciation on four portfolio companies of approximately $7.6 million during the twelve months ended December 31, 2025. One portfolio company investment remained flat due to the recency of the investment. Additionally, Douglas contributed $2.1 million gross unrealized depreciation and a reversal of $1.4 million gross unrealized appreciation upon disposition during the twelve months ended December 31, 2025. Gross unrealized appreciation was primarily due to EBITDA growth, accretive add-on acquisitions, multiple expansion and unrealized foreign currency gain. Gross unrealized depreciation was primarily driven by EBITDA declines and multiple compression. Additionally, deferred taxes on unrealized appreciation of portfolio company investments offset unrealized appreciation on portfolio company investments by approximately $13.1 million during the twelve months ended December 31, 2025.

The net change in unrealized appreciation on portfolio company investments included gross unrealized appreciation on twelve portfolio companies of approximately $105.1 million, offset partially by gross unrealized depreciation on four portfolio companies of approximately $14.0 million during the twelve months ended December 31, 2024. Gross unrealized appreciation was primarily due to EBITDA growth and accretive add-on acquisitions and multiple expansion. Gross unrealized depreciation was primarily driven by EBITDA declines, multiple compression and unrealized foreign currency loss. Additionally, deferred taxes on unrealized appreciation of portfolio company investments offset unrealized appreciation on portfolio company investments by approximately $2.4 million during the twelve months ended December 31, 2024.

Net Assets

During the years ended December 31, 2025 and 2024, the net increase in net assets consisted of the following:

	Years Ended December 31,	
	2025	2024
Operations	$ 136,754	$ 109,756
Distributions to shareholders	(42,793)	(37,899)
Capital transactions	93,188	180,002
Net increase in net assets	$ 187,149	$ 251,859

Operations increased by approximately $27.0 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase in operations was primarily due to an increase of approximately $24.9 million in the net change in unrealized appreciation on investments and an increase of approximately $0.2 million in net investment income during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Distributions increased approximately $4.9 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily as a result of an increase in shares outstanding.

Capital share transactions decreased approximately $86.8 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease was primarily due a decrease in net proceeds received through our Offerings of approximately $73.6 million and an increase of approximately

$3.6 million in amounts received through our distribution reinvestment plan, which was offset partially by an increase in share repurchases of approximately $16.7 million under the Share Repurchase Program.

Total Returns

The following table illustrates year-to-date return ("YTD Return"), trailing 12 months return ("1-Year Return"), trailing 36 months return ("3-year Return"), trailing 60 months return ("5-Year Return") and Annualized Return Since Inception, and cumulative total returns through year ended December 31, 2025 ("Cumulative Total Return"), with and without upfront sales load, as applicable:

	YTD Return[1]	1-Year Return[2]	3-Year Return [3]	5-Year Return[4]	Annualized Return Since Inception[5]	Cumulative Total Return[5]	Cumulative Total Return Period
Class FA (no sales load)	11.7%	11.7%	34.9%	71.8%	11.1%	129.6%	Feb. 7, 2018 – Dec. 31, 2025
Class FA (with sales load)	4.5%	4.5%	26.1%	60.6%	10.2%	114.7%	Feb. 7, 2018 – Dec. 31, 2025
Class A (no sales load)	10.8%	10.8%	31.2%	60.6%	10.1%	109.9%	Apr. 10, 2018 – Dec. 31, 2025
Class A (with sales load)	1.4%	1.4%	20.1%	46.9%	8.8%	92.1%	Apr. 10, 2018 – Dec. 31, 2025
Class I	10.6%	10.6%	30.8%	60.3%	10.2%	111.4%	Apr. 10, 2018 – Dec. 31, 2025
Class T (no sales load)	9.8%	9.8%	28.2%	54.9%	9.1%	94.5%	May. 25, 2018 – Dec. 31, 2025
Class T (with sales load)	4.5%	4.5%	22.1%	47.5%	8.4%	85.2%	May. 25, 2018 – Dec. 31, 2025
Class D	10.5%	10.5%	30.4%	59.6%	9.6%	98.6%	Jun. 26, 2018 – Dec. 31, 2025
Class S (no sales load)	11.8%	11.8%	35.4%	71.9%	12.2%	93.9%	Mar. 31, 2020 – Dec. 31, 2025
Class S (with sales load)	7.9%	7.9%	30.7%	65.9%	11.5%	87.1%	Mar. 31, 2020 – Dec. 31, 2025

FOOTNOTES:

(1) For the period from January 1, to December 31, 2025.

(2) For the period from January 1, 2025 to December 31, 2025.

(3) For the period from January 1, 2022 to December 31, 2025.

(4) For the period from January 1, 2020 to December 31, 2025.

(5) For the period from the date the first share was issued for each respective share class through December 31, 2025. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above and the risk factors identified in Item 1A in Part I of this Annual Report, including the negative impacts from public health crises, natural disasters and geopolitical events.

Our shares are illiquid investments for which there currently is no secondary market. Investors should not expect to be able to resell their shares regardless of how we perform. If investors are able to sell their shares, they will likely receive less than their purchase price. Our net asset value and total returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data reported above.

Hedging Activities

As of December 31, 2025, we had not entered into any derivatives or other financial instruments. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge any such foreign currency exchange risk. It is difficult to predict the impact hedging activities may have on our results of operations.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Critical Accounting Policies and Use of Estimates

Our most critical accounting policies involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements are based are reasonable at the time made and based upon information available to us at that time. Our critical accounting policies and accounting estimates will be expanded over time as we continue to implement our business and operating strategy. Our significant accounting policies are described in Note 2. "Significant Accounting Policies" of Item 8. "Financial Statements and Supplementary Data." Those material accounting policies and estimates that we expect to be most critical to an investor's understanding of our financial results and condition, as well as those that require complex judgment decisions by our management, are discussed below.

Basis of Presentation

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the consolidated financial statements reflect all adjustments that are necessary for the fair presentation of financial results as of and for the periods presented.

Although we are organized and intend to conduct our business in a manner so that we are not required to register as an investment company under the Investment Company Act, our financial statements are prepared using the specialized accounting principles of ASC Topic 946 to utilize investment company accounting. We obtain funds through the issuance of equity interests to multiple unrelated investors, and provide such investors with investment management services. Further, our business strategy is to acquire interests in middle-market businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, we believe that the use of investment company accounting on a fair value basis is consistent with the management of our assets on a fair value basis, and make our financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in us as compared to other investment products in the marketplace.

Valuation of Investments

We have adopted, and our valuation policy is performed in accordance with, ASC Topic 820, as described in Note 2. "Significant Accounting Policies" in Item 8. "Financial Statements and Supplementary Data." As of December 31, 2025, all of our portfolio company investments were categorized as Level 3.

Our portfolio company investments are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors we may take into account to determine the fair value of our investments include, as relevant: available current market data, including an assessment of the credit quality of the security's issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

Our board of directors is responsible for determining in good faith the fair value of the Company's Level 3 investments in accordance with the valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, our audit committee, and the independent third-party valuation firm. The determination of the fair value of our Level 3 assets requires judgment, which include assets for which market prices are not available. For most of our assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of our net asset value is based, in part, on the fair value of our assets, our calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that we ultimately realize upon the disposal of such assets. Furthermore, through the valuation process, our board of directors may determine that the fair value of the Company's Level 3 assets differs materially from the values that were provided by the independent valuation firm.

U.S. Federal and State Income Taxes

We believe that we are properly characterized as a partnership for U.S. federal income tax purposes and expect to continue to qualify as a partnership, and not be treated as a publicly traded partnership or otherwise be treated as a taxable corporation, for such purposes. As a partnership, we are generally not subject to U.S. federal and state income tax at the entity level. However, the Company holds certain equity investments in Taxable Subsidiaries. The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are "pass through" entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries' ownership of certain portfolio investments. The income tax expense, or benefit, if any, and related tax assets and liabilities are reflected in the Company's consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We anticipate that our primary market risks will be related to the credit quality of our counterparties, market interest rates and changes in exchange rates. We will seek to manage these risks while, at the same time, seeking to provide an opportunity to shareholders to realize attractive returns through ownership of our shares.

Credit Risk

We expect to encounter credit risk relating to (i) the businesses and other assets we acquire and (ii) our ability to access the debt markets on favorable terms. We will seek to mitigate this risk by deploying a comprehensive review and asset selection process, including scenario analysis, and careful ongoing monitoring of our acquired businesses and other assets as well as mitigation of negative credit effects through back up planning. Nevertheless, unanticipated credit losses could occur, which could adversely impact our operating results.

Changes in Market Interest Rates

We are subject to financial market risks, including changes in interest rates. Our debt investments are currently structured with fixed interest rates. Returns on investments that carry fixed rates are not subject to fluctuations in payments we receive from our borrowers, and will not adjust should rates move up or down. However, the fair value of our debt investments may be negatively impacted by high interest rates. We may also invest in floating interest rate debt investments in the future.

We had not borrowed any money as of December 31, 2025. However, to the extent that we borrow money to make investments, our net investment income will be partially dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of rising interest rates, our cost of funds may increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Exchange Rate Sensitivity

We hold investments that are denominated in British pounds that may be affected by movements in the rate of exchange between the U.S. dollar and British pounds. We may manage exposure to investments in foreign currencies by hedging such risks. As of December 31, 2025, we have not entered into any derivative financial instruments or other arrangements to hedge a change in exchange rate against the U.S. dollar. We estimate that as of December 31, 2025, a 10% decline in the rate of exchange of British pounds against the U.S. dollar would result in a decline in the "Net change in unrealized appreciation on investments" in the Company's condensed consolidated statements of operations of $10.6 million.

Additionally, some of the portfolio companies we invest in conduct business in foreign jurisdictions and therefore our investments have an indirect exposure to risks associated with changes in foreign exchange rates.

Item 8.   **Financial Statements and Supplementary Data**


CNL STRATEGIC CAPITAL, LLC

TABLE OF CONTENTS



65


Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CNL Strategic Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of CNL Strategic Capital, LLC (the Company), including the consolidated schedules of investments, as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations, changes in its net assets, and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Valuation of investments using significant unobservable inputs and assumptions

Description of the Matter	At December 31, 2025, the fair value of the Company's investments categorized as Level 3 investments within the fair value hierarchy (Level 3 investments) totaled $1,404,092 thousand. Management determines the fair value of the Company's Level 3 investments by applying the valuation methodologies and techniques outlined in Notes 2 and 4 to the consolidated financial statements and using significant unobservable inputs and assumptions. Determining the fair value of the Level 3 investments requires management to make judgments about the valuation techniques (i.e., market approach, income approach or transaction approach) and significant unobservable inputs and assumptions including, among others, EBITDA multiples and discount rates.
	Auditing the fair value of the Company's Level 3 investments involved a high degree of auditor judgment and extensive audit effort, as changes in the valuation techniques or significant unobservable inputs and assumptions could have a significant effect on the fair value measurements of the Level 3 investments.
How We Addressed the Matter in Our Audit	We obtained an understanding and evaluated the design of the Company's controls over the investment valuation process, including controls over management's assessment of the valuation techniques and significant unobservable inputs and assumptions used in determining the fair value measurements of the Level 3 investments.
	Our audit procedures included, among others, evaluating the Company's valuation techniques, testing the significant unobservable inputs and assumptions used by the Company in determining the fair value of the Company's Level 3 investments, and testing the mathematical accuracy of the Company's valuation calculations. For a sample of the Company's Level 3 investments, and in some cases, with the involvement of our valuation specialists, we independently developed fair value estimates and compared them to the Company's estimates. We developed our independent fair value estimates by using portfolio company financial information, which we compared to confirmations obtained from the portfolio companies, agreements, or underlying source documents provided to the Company, such as portfolio company financial statements, and available market information from third-party sources, such as market multiples. In developing our independent fair value estimates, we considered the impact of current economic conditions on trends in portfolio company financial information and the resulting fair value estimates. We also evaluated subsequent events and other available information and considered whether they corroborated or contradicted the Company's year-end valuations.

s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Orlando, Florida
March 26, 2026

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except per share data)

	December 31,	
	2025	2024
Assets		
Investments at fair value:		
Portfolio company investments (amortized cost of $1,029,526 and $892,940, respectively)	$ 1,404,092	$ 1,140,859
Cash and cash equivalents	84,798	146,319
Receivable for shares sold	14,106	—
Prepaid expenses and other assets	165	472
Total assets	1,503,161	1,287,650
Liabilities		
Due to related parties, net (Note 5)	31,790	26,386
Payable for shares repurchased	28,056	19,169
Deferred tax liabilities, net	22,909	9,844
Accounts payable and other accrued expenses	2,049	1,043
Total liabilities	84,804	56,442
Commitments and contingencies (Note 11)		
Members' Equity (Net Assets)		
Preferred shares, $0.001 par value, 50,000 shares authorized and unissued	—	—
Class FA Common shares, $0.001 par value, 7,400 shares authorized; 4,844 shares issued; 3,724 and 4,017 shares outstanding, respectively	4	4
Class A Common shares, $0.001 par value, 94,660 shares authorized; 9,559 and 8,549 shares issued, respectively; 9,026 and 8,238 shares outstanding, respectively	9	8
Class T Common shares, $0.001 par value, 558,620 shares authorized; 4,155 and 3,582 shares issued, respectively; 2,171 and 2,511 shares outstanding, respectively	2	3
Class D Common shares, $0.001 par value, 94,660 shares authorized; 3,419 and 3,275 shares issued, respectively; 3,051 and 3,072 shares outstanding, respectively	3	3
Class I Common shares, $0.001 par value, 94,660 shares authorized; 19,501 and 15,936 shares issued, respectively; 16,598 and 14,154 shares outstanding, respectively	17	14
Class S Common shares, $0.001 par value, 100,000 shares authorized; 1,770 shares issued; 1,688 and 1,712 shares outstanding, respectively	2	2
Capital in excess of par value	1,124,711	1,031,526
Distributable earnings	293,609	199,648
Total Members' Equity (net assets)	$ 1,418,357	$ 1,231,208
Net asset value per share:		
Class FA	$ 42.98	$ 39.55
Class A	$ 38.21	$ 35.68
Class T	$ 38.15	$ 35.72
Class D	$ 37.94	$ 35.42
Class I	$ 38.64	$ 36.12
Class S	$ 43.48	$ 40.09

See notes to consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31, 2025	Years Ended December 31, 2024
Investment Income		
From portfolio company investments:		
Interest income	$ 42,630	$ 40,623
Dividend income	31,844	22,354
Payment-in-kind (“PIK”) income	8,021	2,755
From cash accounts		
Interest income	2,799	5,969
Total investment income	85,294	71,701
Operating Expenses		
Total return incentive fees	30,321	24,119
Base management fees	23,993	18,083
Offering expenses	1,893	1,265
Professional services	3,750	3,119
Pursuit costs	1,264	1,301
Distribution and shareholder servicing fees	1,996	1,313
Custodian and accounting fees	591	536
General and administrative expenses	276	240
Interest expense	383	209
Insurance expense	222	215
Director fees and expenses	201	207
Total operating expenses	64,890	50,607
Expense support	(950)	(20)
Net operating expenses	63,940	50,587
Net investment income before taxes	21,354	21,114
Income tax expense	(110)	(29)
Net investment income	21,244	21,085
Realized and unrealized gain (loss) on investments and foreign currency		
Net realized gain on investments:		
Portfolio company investments	1,928	—
Total net realized gain on investments	1,928	—
Net change in unrealized appreciation on investments, including unrealized foreign currency gain (loss):		
Portfolio company investments	126,647	91,053
Provision for deferred taxes on investments	(13,065)	(2,382)
Total net change in unrealized appreciation on investments, including unrealized foreign currency gain	113,582	88,671
Net gain on investments	115,510	88,671
Net increase in net assets resulting from operations	$ 136,754	$ 109,756

See notes to consolidated financial statements.

69

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS - CONTINUED
(in thousands, except per share data)

	Years Ended December 31,			
	2025		**2024**	
Net increases in net assets resulting from operations per share				
Class FA	$	4.68	$	4.13
Class A	$	3.78	$	3.36
Class T	$	3.43	$	3.08
Class D	$	3.65	$	3.24
Class I	$	3.77	$	3.31
Class S	$	4.64	$	4.09
Weighted average shares outstanding				
Class FA		3,927		4,098
Class A		8,651		6,578
Class T		2,355		2,586
Class D		3,059		2,893
Class I		15,339		13,264
Class S		1,705		1,736

See notes to consolidated financial statements.

70

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(in thousands)

	Common Shares		Capital in Excess of Par Value	Distributable Earnings	Total Net Assets
	Number of Shares	Par Value			
Balance as of December 31, 2023	**28,435**	**$ 29**	**$ 851,529**	**$ 127,791**	**$ 979,349**
Net investment income	—	—	—	21,085	21,085
Net change in unrealized appreciation on investments	—	—	—	88,671	88,671
Distributions to shareholders	—	—	—	(37,899)	(37,899)
Issuance of common shares through the Public Offerings	6,381	7	219,344	—	219,351
Issuance of common shares through distribution reinvestment plan	526	—	18,145	—	18,145
Repurchase of common shares pursuant to share repurchase program	(1,638)	(2)	(57,492)	—	(57,494)
Balance as of December 31, 2024	**33,704**	**$ 34**	**$ 1,031,526**	**$ 199,648**	**$ 1,231,208**
Net investment income	—	—	—	21,244	21,244
Net realized gain on investments	—	—	—	1,928	1,928
Net change in unrealized appreciation on investments	—	—	—	113,582	113,582
Distributions to shareholders	—	—	—	(42,793)	(42,793)
Issuance of common shares through the Public Offerings	3,919	4	145,710	—	145,714
Issuance of common shares through distribution reinvestment plan	588	1	21,705	—	21,706
Repurchase of common shares pursuant to share repurchase program	(1,953)	(2)	(74,230)	—	(74,232)
Balance as of December 31, 2025	**36,258**	**$ 37**	**$ 1,124,711**	**$ 293,609**	**$ 1,418,357**

See notes to consolidated financial statements.

71

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,	
	2025	**2024**
Operating Activities:		
Net increase in net assets resulting from operations	$ 136,754	$ 109,756
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:		
Purchases of portfolio company investments	(181,772)	(173,656)
Proceeds from sales of portfolio company investments	52,678	—
Proceeds from return of capital on portfolio company investments	2,457	3,448
Net realized gain on portfolio company investments	(1,928)	—
Net change in unrealized appreciation on investments and foreign currency transactions, excluding deferred taxes	(126,647)	(91,053)
PIK income	(8,021)	(2,755)
Increase in net due to related parties	5,404	10,599
Increase (decrease) in accounts payable and other accrued expenses	1,006	(1,282)
Increase in deferred tax liabilities, net	13,065	2,382
Increase in prepaid expenses and other assets	470	131
Net cash used in operating activities	(106,534)	(142,430)
Financing Activities:		
Proceeds from issuance of common shares	131,608	220,762
Payment on repurchases of common shares	(65,345)	(46,549)
Proceeds from line of credit	30,000	—
Repayment of line of credit	(30,000)	—
Distributions paid, net of distributions reinvested	(21,087)	(19,754)
Deferred financing costs	(163)	(163)
Net cash provided by financing activities	45,013	154,296
Net (decrease) increase in cash	(61,521)	11,866
Cash and cash equivalents, beginning of period	146,319	134,453
Cash and cash equivalents, end of period	$ 84,798	$ 146,319
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 74	$ 44
Cash paid for interest	$ 170	$ —
Supplemental disclosure of non-cash financing activities:		
Distributions reinvested	$ 21,706	$ 18,145
Amounts incurred but not paid (including amounts due to related parties):		
Offering costs	$ 65	$ 138
Payable for shares repurchased	$ 28,056	$ 19,169

See notes to consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2025
(in thousands, except share data)

Company[1][2][3]	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Senior Secured Note – First Lien – 4.7%						
Clarion Safety Holdings, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500	$ 22,500	$ 22,500
Lawn Doctor, Inc	Commercial and Professional Services	(4)	8/6/2029	29,490	29,490	29,490
Madison Retirement Holdings TopCo, LLC	Retirement Plan Services	15.0%	7/18/2031	15,000	15,000	15,000
Total Senior Secured Notes – First Lien					66,990	66,990
Senior Secured Note –12.4%						
ATA Holding Company, LLC[5]	Real Estate Services	15.0%	4/1/2027	37,000	$ 37,000	$ 37,000
Auriemma Consulting Group, Inc.[5]	Information Services and Advisory Solutions	8.0%	12/31/2028	2,000	2,000	2,000
Healthcare Safety Holdings, LLC[5]	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
IFPG TopCo, LLC [5]	Franchise Consulting Services	15.0%	6/23/2032	27,500	27,500	27,500
Polyform Products, Co.[5]	Hobby Goods and Supplies	16.0%	2/7/2028	15,700	15,700	15,700
Sill Holdings, LLC [5]	Insurance Services	14.0%	10/20/2030	15,851	15,851	15,851
Tacmed Holdings, LLC[5]	Healthcare Supplies	16.0%	3/24/2030	29,000	29,000	29,000
Vektek Holdings, LLC[5]	Engineered Products	(4)	5/6/2029	24,375	24,375	24,375
Total Senior Secured Note					175,826	175,826
Senior Secured Notes – Second Lien – 4.5%						
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	7/1/2028	12,114	$ 12,114	$ 12,114
Blue Ridge ESOP Associates	Retirement Plan Services	15.0%	12/28/2029	2,641	2,641	2,641
Lawn Doctor, Inc	Commercial and Professional Services	16.0%	2/7/2030	15,000	15,000	15,000
Milton Industries Inc	Engineered Products	15.0%	12/19/2030	3,353	3,353	3,353
Resolution Economics, LLC	Legal Services	15.0%	12/30/2027	2,834	2,834	2,834
SDC Holdco, LLC	Restaurant and Food	16.0%	1/24/2033	684	684	684
USA Industries Holdings, LLC	Engineered Products	16.0%	6/9/2033	804	804	804
USA Water Intermediate Holdings, LLC	Commercial and Professional Services	16.0%	8/20/2031	1,376	1,376	1,376
Vektek Holdings, LLC	Engineered Products	15.0%	11/6/2029	24,400	24,400	24,400
Total Senior Secured Notes – Second Lien					63,206	63,206
Senior Secured PIK Notes - 1.3%						
LOCI Topco Limited [6][7]	Legal Services	3.84% PIK [9]	5/17/2039	9,192	$ 9,192	$ 9,306
LOCI Topco Limited [6][8]	Legal Services	3.84% PIK [9]	5/17/2039	9,191	9,191	9,305
Total Senior Secured PIK Notes					18,383	18,611
Total Senior Secured Notes					$ 324,405	$ 324,633

73

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2025 (CONTINUED)
(in thousands, except share data)

Company[1][2][3]	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Preferred Equity - 5.7%						
LOCI Topco Limited [6][10]	Legal Services	8.16% PIK [9]		989,505	$ 990	$ 994
LOCI Topco Limited [6][11]	Legal Services	8.50% PIK [9]		67,997,448	67,997	71,697
LOCI Topco Limited [6][12]	Legal Services	12.00% PIK[9]		8,492,564	8,493	8,594
Total Preferred Equity					**77,480**	**81,285**
Common Equity – 70.4%						
ATA Holding Company, LLC [13]	Real Estate Services			37,985	$ 37,125	$ 36,050
Auriemma U.S. Roundtables [13]	Information Services and Advisory Solutions			33,094	33,476	69,758
Blue Ridge ESOP Associates	Retirement Plan Services			11,489	8,072	43,234
Clarion Safety Holdings, LLC [13]	Visual Safety Solutions			68,891	70,316	108,558
Healthcare Safety Holdings, LLC [13]	Healthcare Supplies			17,320	17,320	44,533
IFPG TopCo, LLC [13]	Franchise Consulting Services			90,500	90,500	92,672
LOCI Topco Limited [6]	Legal Services			104,624	134	5,829
Lawn Doctor, Inc [13]	Commercial and Professional Services			7,746	27,610	100,355
Madison Retirement Holdings TopCo, LLC[13]	Retirement Plan Services			61,500	61,436	91,495
Milton Industries, Inc	Engineered Products			7,395	8,903	19,898
Polyform Products, Co. [13]	Hobby Goods and Supplies			10,820	15,599	10,752
Resolution Economics, LLC	Legal Services			7,666	7,645	23,163
SDC Holdco, LLC	Restaurant and Food			6,816	6,764	7,123
Sill Holdings, LLC [13]	Insurance Services			85,828	96,249	157,788
Tacmed Holdings, LLC [13]	Healthcare Supplies			77,000	76,744	100,331
USA Industries Holdings, LLC	Engineered Products			4,196	4,196	4,196
USA Water Intermediate Holdings, LLC	Commercial and Professional Services			86,245	8,624	13,199
Vektek Holdings, LLC [13]	Engineered Products			56,928	56,928	69,240
Total Common Equity					**627,641**	**998,174**
TOTAL INVESTMENTS – 99.0%					**$ 1,029,526**	**$ 1,404,092**
OTHER ASSETS IN EXCESS OF LIABILITIES – 1.0%						14,265
NET ASSETS – 100.0%						$ 1,418,357

FOOTNOTES:

(1) Security may be an obligation of one or more entities affiliated with the named company.

(2) Percentages represent fair value as a percentage of net assets for each investment category.

(3) All investments are U.S. based unless otherwise noted.

(4) As of December 31, 2025, the senior debt investments in Lawn Doctor and Vektek accrue interest at a per annum rate of 1 month SOFR + 4.60%. 1 month SOFR at December 31, 2025 was 3.79%.

(5) The Company has a first lien on this portfolio company's assets, except in cases when the portfolio company has a revolving line of credit provided by a third-party lender. In some instances the revolving lender has a first priority lien on all assets, whereas, in others, the revolving lender has a first priority lien on only accounts receivable and inventory, if applicable, and a second lien on all other assets.

(6) LBR is headquartered in the United Kingdom. LBR investment represents 7.5% of net assets based on fair value as of December 31, 2025.
(7) Represents Tranche A2 PIK Notes, which are subordinate to other notes issued by LOCI Midco 1 Limited (subsidiary of LOCI TopCo Limited).
(8) Represents Tranche B2 PIK Notes, which are subordinate to other notes issued by LOCI Midco I Limited (subsidiary of LOCI TopCo Limited).
(9) PIK income is computed at the contractual rate in each applicable agreement and is accrued and recorded as income and capitalized to the principal balance.
(10) Represents A2 Preferred Share of LOCI TopCo Limited.
(11) Represents B2 Preferred Shares of LOCI TopCo Limited.
(12) Represents B3 Preferred Shares of LOCI TopCo Limited.
(13) As of December 31, 2025, the Company owned a controlling interest in this portfolio company.

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2024
(in thousands, except share data)

Company[1][2][3]	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Cost	Fair Value
Senior Secured Notes – First Lien – 5.4%						
Clarion Safety Holdings, LLC	Visual Safety Solutions	15.0%	12/9/2028	$ 22,500	$ 22,500	$ 22,500
Lawn Doctor, Inc	Commercial and Professional Services	(4)	8/6/2029	29,490	29,490	29,490
Madison Retirement Holdings TopCo, LLC	Retirement Plan Services	15.0%	7/18/2031	15,000	15,000	15,000
Total Senior Secured Note - First Lien					66,990	66,990
Senior Secured Note –12.1%						
ATA Holding Company, LLC[5]	Real Estate Services	15.0%	4/1/2027	37,000	$ 37,000	$ 37,000
Auriemma Consulting Group, Inc.[5]	Information Services and Advisory Solutions	8.0%	12/31/2028	2,000	2,000	2,000
Healthcare Safety Holdings, LLC[5]	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
Polyform Products, Co.[5]	Hobby Goods and Supplies	16.0%	2/7/2026	15,700	15,700	15,700
Sill Holdings, LLC [5]	Business Services	14.0%	10/20/2030	15,851	15,851	15,851
Tacmed Holdings, LLC[5]	Healthcare Supplies	16.0%	3/24/2030	29,000	29,000	29,000
Vektek Holdings, LLC[5]	Engineered Products	(4)	5/6/2029	24,625	24,625	24,625
Total Senior Secured Notes					148,576	148,576
Senior Secured Notes – Second Lien –6.2%						
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	7/1/2028	$ 12,114	$ 12,114	$ 12,114
Blue Ridge ESOP Associates	Retirement Plan Services	15.0%	12/28/2029	2,641	2,641	2,641
Douglas Machines Corp.	Sanitation Products	16.0%	10/7/2028	15,000	15,000	15,000
Lawn Doctor, Inc	Commercial and Professional Services	16.0%	2/7/2030	15,000	15,000	15,000
Milton Industries Inc	Engineered Products	15.0%	12/19/2030	3,353	3,353	3,353
Resolution Economics, LLC	Business Services	15.0%	12/30/2027	2,834	2,834	2,834
USA Water Intermediate Holdings, LLC	Commercial and Professional Services	16.0%	8/20/2031	1,376	1,376	1,376
Vektek Holdings, LLC	Engineered Products	15.0%	11/6/2029	24,400	24,400	24,400
Total Senior Secured Notes - Second Lien					76,718	76,718
Total Senior Secured Notes					**$ 292,284**	**$ 292,284**

CONSOLIDATED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2024 (CONTINUED)
(in thousands, except share data)

Company[1][2][3]	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Cost	Fair Value
Preferred Equity - 5.0%						
LOCI Topco Limited [6]	Information Services and Advisory Solutions	8.5% PIK[7]		46,597,751	$ 62,070	$ 61,155
Total Preferred Equity					62,070	61,155
Common Equity - 64.0%						
ATA Holding Company, LLC [8]	Real Estate Services			37,985	$ 37,125	$ 35,291
Auriemma U.S. Roundtables [8]	Information Services and Advisory Solutions			33,094	33,476	62,511
Blue Ridge ESOP Associates	Retirement Plan Services			11,489	10,200	36,896
Clarion Safety Holdings, LLC [8]	Visual Safety Solutions			57,368	56,816	67,213
Douglas Machines Corp. [8]	Sanitation Products			35,500	35,500	39,057
Healthcare Safety Holdings, LLC [8]	Healthcare Supplies			17,320	17,320	47,726
LOCI Topco Limited [6]	Information Services and Advisory Solutions			73,215	93	1,618
Lawn Doctor, Inc [8]	Commercial and Professional Services			7,746	27,610	91,742
Madison Retirement Holdings TopCo, LLC[8]	Retirement Plan Services			57,500	57,500	60,463
Milton Industries, Inc	Engineered Products			6,647	6,647	18,849
Polyform Products, Co. [8]	Hobby Goods and Supplies			10,820	15,599	12,751
Resolution Economics, LLC	Business Services			7,666	7,855	20,400
Sill Holdings, LLC [8]	Business Services			82,754	90,549	119,736
Tacmed Holdings, LLC [8]	Healthcare Supplies			77,000	76,744	92,378
USA Water Intermediate Holdings, LLC	Commercial and Professional Services			86,245	8,624	10,370
Vektek Holdings, LLC [8]	Engineered Products			56,928	56,928	70,419
Total Common Equity					538,586	787,420
Total Investments - 92.7%					$ 892,940	$ 1,140,859
OTHER ASSETS IN EXCESS OF LIABILITIES –7.3%						90,349
NET ASSETS–100.0%						$ 1,231,208

FOOTNOTES:

(1) Security may be an obligation of one or more entities affiliated with the named company.
(2) Percentages represent fair value as a percentage of net assets for each investment category.
(3) All investment are US based unless otherwise noted.
(4) As of December 31, 2024, the senior debt investments in Lawn Doctor and Vektek accrue interest at a per annum rate of 1 month SOFR + 4.60% and 1 month SOFR + 4.35%, respectively. 1 month SOFR at December 31, 2024 was 4.53%.
(5) The Company has a first lien on this portfolio company's assets, except in cases when the portfolio company has a revolving line of credit provided by a third party lender. In some instances the revolving lender has a first priority lien on all assets, whereas, in others, the revolving lender has a first priority lien on only accounts receivable and inventory, if applicable, and a second lien on all other assets.
(6) LBR is headquartered in the United Kingdom. LBR investment represents 5.10% of net assets based on fair value as of December 31, 2024.
(7) PIK income is computed at the contractual rate in each applicable agreement and is accrued and recorded as income and capitalized to the principal balance.
(8) As of December 31, 2024, the Company owned a controlling interest in this portfolio company.

See notes to consolidated financial statements.

1. Principal Business and Organization

CNL Strategic Capital, LLC (the "Company") is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. The Company is externally managed by CNL Strategic Capital Management, LLC (the "Manager") and sub-managed by Levine Leichtman Strategic Capital, LLC (the "Sub-Manager"). The Manager is responsible for the overall management of the Company's activities and the Sub-Manager is responsible for the day-to-day management of the Company's assets. The Manager and the Sub-Manager are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended the ("Advisers Act"). The Company conducts and intends to continue its operations so that the Company and each of its subsidiaries do not fall within, or are excluded from, the definition of an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act").

The Company intends to target businesses that are highly cash flow generative, with annual revenues primarily between $15 million and $250 million and whose management teams seek an ownership stake in the company. The Company's business strategy is to acquire controlling equity interests in combination with debt positions and in doing so, provide long-term capital appreciation and current income while protecting invested capital. The Company seeks to structure its investments with limited, if any, third-party senior leverage.

The Company intends for a significant majority of its total assets to be comprised of long-term controlling equity interests and debt positions in the businesses it acquires. In addition, and to a lesser extent, the Company may acquire other debt and minority equity positions. The Company intends to acquire, directly or through syndication, various types of debt including secured and senior unsecured debt, notes and other instruments. The Company may also acquire minority equity interests as a standalone investment or as a co-investment in combination with other funds and partnerships managed by the Sub-Manager or its affiliates. The Company expects that these positions will comprise a minority of its total assets.

The Company commenced its initial public offering of up to $1.1 billion of its limited liability company interests ("shares") on March 7, 2018 (the "Initial Public Offering"), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1, as amended (the "Initial Registration Statement"). On November 1, 2021, the Company commenced a follow-on public offering of up to $1.1 billion of shares (the "Follow-On Public Offering"), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1 (the "Follow-On Registration Statement"). On November 1, 2024, the Company commenced a second follow-on public offering of up to $1.1 billion of shares (the "Second Follow-On Public Offering," and together with the Initial Public Offering and the Follow-On Public Offering, the "Public Offerings"), which includes up to $100.0 million of shares being offered through its distribution reinvestment plan pursuant to a registration statement on Form S-1 (the "Second Follow-On Registration Statement") filed with the Securities and Exchange Commission (the "SEC"), and terminated the Follow-On Public Offering.

Through the Second Follow-On Public Offering, the Company is offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, the "Non-founder shares"). There are differing selling fees and commissions and dealer manager fees for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Second Follow-On Public Offering (excluding sales pursuant to its distribution reinvestment plan). See Note 7. "Capital Transactions" and Note 13. "Subsequent Events" for additional information related to the Public Offerings.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC"), which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the consolidated financial statements reflect all adjustments that are of a normal recurring nature and necessary for the fair presentation of financial results as of and for the periods presented.

Although the Company is organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act, its financial statements are prepared using the specialized accounting principles of ASC Topic 946, "Financial Services—Investment Companies" ("ASC Topic 946") to utilize investment company accounting. The Company obtains funds through the issuance of equity interests to multiple unrelated investors, and provides such investors with investment management services. Further, the Company's business strategy is to acquire interests in middle-market U.S. businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, the Company believes that the use of investment company accounting on a fair value basis is consistent with the management of its assets on a fair value basis, and makes the Company's financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in the Company as compared to other investment products in the marketplace.

Principles of Consolidation

Under ASC Topic 946 the Company is precluded from consolidating any entity other than an investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries which provide services to the Company in its consolidated financial statements. However, the Company has not consolidated the results of its subsidiaries in which the Company holds debt and equity investments. All intercompany account balances and transactions have been eliminated in consolidation.

Risks and Uncertainties

The Company's portfolio companies and the success of its investment activities are affected by global and national economic, political and market conditions generally and also by the local economic conditions where the portfolio companies are located and operate. Certain external events such as public health crises, natural disasters and geopolitical events, have led to increased financial and credit market volatility and disruptions, leading to record inflationary pressure, rising interest rates, supply chain issues, labor shortages and recessionary concerns. In response to recent inflationary pressure, the U.S. Federal Reserve and other global central banks have raised interest rates in 2023 and 2024. The full impact of such external events on the financial and credit markets and consequently on the Company's financial conditions and results of operations is uncertain and cannot be fully predicted. The Company will continue to monitor these events and will adjust its operations as necessary.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market funds at commercial banks. Demand deposits are carried at cost plus accrued interest, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, cash deposits may exceed the insured limits under applicable law.

Use of Estimates

Management makes estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with GAAP. The uncertainty of future events may materially impact the accuracy of the estimates and assumptions used in the financial statements and related footnotes and actual results could differ from those estimates.

Valuation of Investments

ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820") clarifies that fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the asset or liability occur with sufficient pricing information on an ongoing basis. Publicly listed equity and debt securities and listed derivatives that are traded on major securities exchanges and publicly traded equity options are generally valued using Level 1 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 2 or Level 3 asset.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following: (i) quoted prices for similar assets in active markets; (ii) quoted prices for identical or similar assets in markets that are not active; (iii) inputs that are derived principally from or corroborated by observable market data by correlation or other means; and (iv) inputs other than quoted prices that are observable for the assets. Fixed income and derivative assets, where there is an observable secondary trading market and through which pricing inputs are available through pricing services or broker quotes, are generally valued using Level 2 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 3 asset.

Level 3 – Unobservable inputs for the asset or liability being valued. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available and such inputs will be based on the best information available in the circumstances, which under certain circumstances might include the Manager's or the Sub-Manager's own data. Level 3 inputs may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain assets may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued using Level 3 inputs.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset. U.S. Treasury bills are classified as Level 1 assets and are recorded at fair value based on the average of the bid and ask quotes for identical instruments.

The Company's board of directors is responsible for determining in good faith the fair value of the Company's Level 3 investments in accordance with the Company's valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, its audit committee, and the independent third-party valuation firm. The determination of the fair value of the Company's Level 3 assets requires judgment, which include assets for which market prices are not available. For most of the Company's assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of the Company's net asset value is based, in part, on the fair value of its assets, the Company's calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that the Company ultimately realizes upon the disposal of such assets. Furthermore, through the valuation process, the Company's board of directors may determine that the fair value of the Company's Level 3 assets differs materially from the values that were provided by the independent valuation firm.

The Company may also look to private merger and acquisition statistics, public trading multiples adjusted for illiquidity and other factors, valuations implied by third-party investments in the businesses or industry practices in determining fair value. The Company may also consider the size and scope of a business and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

The Company will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the amortized cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation on investments will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Foreign Securities

The accounting records of the Company are maintained in U.S. dollars. Investment securities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies on the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies on the respective dates of the transactions. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with "Net change in unrealized appreciation on investments, including unrealized foreign currency gain" in the Company's condensed consolidated statements of operations.

Income Recognition

Interest Income – Interest income from loans and debt securities is recorded on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest on loans and debt securities for accounting purposes if it has reason to doubt its ability to collect such interest.

The Company places loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that the Company will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment. Non-accrual loans are generally restored to accrual status when past due principal and interest amounts are paid and, in management's judgment, are likely to remain current. Since inception, the Company has not experienced any past due payments on any of its loan investments.

Dividend Income – Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Each distribution received from an equity investment is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments as dividend income unless there are sufficient current or accumulated earnings prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

PIK Income - PIK income is computed at the contractual rate specified in each instrument's applicable agreement and is accrued and recorded as income and capitalized to the principal balance of the instrument. Such income is accrued only to the extent that the Company believes that the PIK income is probable of being collected. PIK income capitalized to the principal balance is generally collected upon redemption or maturity of the instrument.

Paid in Capital

The Company records the proceeds from the sale of its common shares on a net basis to (i) capital shares at par value and (ii) paid in capital in excess of par value, excluding upfront selling commissions and dealer manager fees.

Share Repurchases

Under the Company's share repurchase program (the "Share Repurchase Program"), shares are redeemed as of the repurchase date, which will generally be the last business day of the month of a calendar quarter. Shares redeemed are retired and not available for reissue. See Note 7. "Capital Transactions" for additional information.

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on the Company's consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company's consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

Distribution and Shareholder Servicing Fees

The Company pays distribution and shareholder servicing fees with respect to its Class T and Class D shares, as described further below in Note 5. "Related Party Transactions." The Company records the distribution and shareholder servicing fees, which accrue daily, in the Company's consolidated statements of operations as they are incurred.

Deferred Financing Costs

Financing costs, including upfront fees, commitment fees and legal fees related to borrowings (as further described in Note 8. "Borrowings") are deferred and amortized over the life of the related financing instrument using the effective yield method. The amortization of deferred financing costs is included in general and administrative expense in the Company's consolidated statements of operations.

Allocation of Profit and Loss

Class-specific expenses, including base management fees, total return incentive fees, offering expenses, expense support (reimbursement), distribution and shareholder servicing fees and certain transfer agent fees, are allocated to each share class of common shares in accordance with how such expenses are attributable to the particular share classes, as determined by the Company's board of directors, the Company's governing agreements and, in certain cases, expenses which are specifically identifiable to a share class.

The following table reflects class-specific expenses by share class during the year ended December 31, 2025 and 2024 (in thousands):

| | Year Ended December 31, 2025 | | | | | |
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
Base management fees	$ 1,119	$ 6,700	$ 1,643	$ 2,247	$ 11,712	$ 572
Total return incentive fees	2,026	8,252	1,985	2,785	14,395	878
Offering expenses	—	98	246	49	1,500	—
Expense support	—	—	—	—	(950)	—
Other class-specific expenses [1]	31	165	862	588	904	21

| | Year Ended December 31, 2024 | | | | | |
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
Base management fees	$ 1,050	$ 4,359	$ 1,617	$ 1,855	$ 8,688	$ 514
Total return incentive fees	1,869	5,893	1,975	2,387	11,208	787
Offering expenses	—	452	74	87	652	—
Expense support	—	—	—	—	(20)	—
Other class-specific expenses [1]	33	150	896	535	647	21

[1] Other class-specific expenses consist of distribution and shareholder servicing fees, platform fees and certain transfer agent fees.

Income and expenses which are not class-specific are allocated monthly pro rata among the share classes based on shares outstanding as of the end of the month.

Net Investment Income per Share and Net Increase in Net Assets Resulting from Operations per Share

Net investment income per share and net increase in net assets resulting from operations per share are calculated for each share class of common shares based upon the weighted average number of common shares outstanding during the reporting period.

Distributions

The Company's board of directors has declared and intends to continue to declare distributions based on monthly record dates. Distributions are made on all classes of the Company's shares at the same time.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Non-founder shareholders participating in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable at a price per share equivalent to the then current public offering price, net of up-front selling commissions and dealer manager fees. Cash distributions paid on Class FA shares participating in the distribution reinvestment plan are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

Income Taxes

Under GAAP, the Company is subject to the provisions of ASC 740, "Income Taxes." The Company follows the authoritative guidance on accounting for uncertainty in income taxes and concluded it has no material uncertain tax positions to be recognized at this time. If applicable, the Company will recognize interest and penalties related to unrecognized tax benefits as income tax expense in the Company's consolidated statements of operations.

The Company has operated and expects to continue to operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation. Generally, the Company will not be taxable as a corporation if 90% or more of its gross income for each taxable year consists of "qualifying income" (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and the Company is not required to register under the Investment Company Act (the "qualifying income exception"). As a partnership, the individual shareholders are responsible for their proportionate share of the Company's taxable income.

The Company holds certain equity investments in taxable subsidiaries (the "Taxable Subsidiaries"). The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are "pass through" entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries' ownership of certain portfolio investments. The income tax expense, or benefit, and related tax assets and liabilities are reflected in the Company's condensed consolidated financial statements. See Note 9. "Income Taxes" for additional information.

During the years ended December 31, 2025 and 2024, the Company did not incur any material interest or penalties. Tax years 2022 and forward remain subject to examination by taxing authorities.

Segment Reporting

The Company operates through a single operating and reporting segment with an investment objective to generate both current income and capital appreciation through debt and equity investments. The chief operating decision maker (the "CODM") is comprised of the Company's chief operating officer and the CODM assesses the performance and makes operating decisions of the Company on a consolidated basis primarily based on the Company's net increase in net assets resulting from operations ("net income"). In addition to numerous other factors and metrics, the CODM utilizes net income, net assets and total return as key metrics in determining the amount of dividends to be distributed to the Company's shareholders. As the Company's operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated statement of assets and liabilities as "total assets" and the significant segment expenses are listed on the accompanying consolidated statement of operations.

Reclassifications

Certain reclassifications have been made to the consolidated statement of operations for the twelve months ended December 31, 2024 to conform with the current year presentation. There was no impact on the Company's consolidated net income, net change in net assets resulting from operations, net cash used in operations or net cash provided by financing activities as a result of the reclassifications.

Recently Issued Accounting Standards Updates

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Company adopted this standard for the year ended December 31, 2024.

In December 2023, the FASB issued ASU 2023-09 "Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 was adopted by the Company for the year ended December 31, 2025. See Note 9. "Income Taxes" for tax disclosures.

3. Investments

During the year ended December 31, 2025, the Company invested approximately $126.0 million in three new portfolio companies, IFPG, SDC and USAI, through a combination of debt and equity investments and in additional debt and equity investments in MAP, Clarion, LBR, Milton, Sill and IFPG totaling approximately $55.8 million in the aggregate.

During the year ended December 31, 2024, the Company invested approximately $98.9 million in three new portfolio companies, USAW, LBR and MAP, through a combination of debt and equity investments and in additional debt and equity investments in Sill and MAP totaling approximately $75.0 million in the aggregate.

The Company's investment portfolio is summarized as follows as of December 31, 2025 and 2024 (in thousands):

Asset Category		Amortized Cost[1]		Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
				As of December 31, 2025		
Senior secured debt						
First lien	$	66,990	$	66,990	4.8%	4.7%
Secured		175,826		175,826	12.5	12.4
Second lien		63,206		63,206	4.5	4.5
PIK notes		18,383		18,611	1.3	1.3
Total senior secured debt		324,405		324,633	23.1	22.9
Preferred equity		77,480		81,285	5.8	5.7
Common equity		627,641		998,174	71.1	70.4
Total investments	$	**1,029,526**	$	**1,404,092**	**100.0%**	**99.0%**

Asset Category		Amortized Cost[1]		Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
				As of December 31, 2024		
Senior secured debt						
First lien	$	66,990	$	66,990	5.9%	5.4%
Secured		148,576		148,576	13.0	12.1
Second lien		76,718		76,718	6.7	6.2
Total senior secured debt		292,284		292,284	25.6	23.7
Preferred equity		62,070		61,155	5.4	5.0
Common equity		538,586		787,420	69.0	64.0
Total investments	$	**892,940**	$	**1,140,859**	**100.0%**	**92.7%**

FOOTNOTE:
(1) The amortized cost represents the original cost adjusted for PIK income.

Collectively, the Company's debt investments accrue interest at a weighted average per annum rate of 15.6% and have weighted average remaining years to maturity of 4.1 years as of December 31, 2025. The note purchase agreements contain customary covenants and events of default. As of December 31, 2025, all of the Company's portfolio companies were in compliance with their respective debt covenants.

As of December 31, 2025 and 2024, none of the Company's debt investments were on non-accrual status.

The industry dispersion of the Company's portfolio company investments, based on fair value, as of December 31, 2025 and 2024 were as follows:

	As of December 31,	
Industry	**2025**	**2024**
Healthcare Supplies	14.1%	17.0%
Insurance Services[1]	12.4	—
Commercial and Professional Services	11.3	13.0
Retirement Plan Services	10.9	10.1
Engineered Products	10.4	12.4
Legal Services[2]	9.4	—
Visual Safety Solutions	9.3	7.9
Franchise Consulting Services	8.5	—
Information Services and Advisory Solutions	6.0	12.2
Real Estate Services	5.2	6.3
Hobby Goods and Supplies	1.9	2.5
Restaurant and Food	0.6	—
Business Services	—	13.9
Sanitation Products	—	4.7
Total	100.0%	100.0%

FOOTNOTE:
(1) Included in Business Services industry as of December 31, 2024. The Company disaggregated this category as of December 31, 2025.
(2) Included in Business Services and Information Services and Advisory Solutions industries as of December 31, 2024. The Company disaggregated these categories as of December 31, 2025.

Summarized Portfolio Company Financial Information

The following tables present audited summarized operating data for the years ended December 31, 2025 and 2024, and summarized balance sheet data as of December 31, 2025 and December 31, 2024 for the Company's portfolio companies where the Company has a significant influence or control (in thousands):

Summarized Operating Data

	Year Ended December 31, 2025					
	Lawn Doctor	Clarion	TacMed	Sill	MAP	Other[1][2]
Revenues	$ 47,833	$ 32,508	$ 45,733	$ 41,270	$ 44,354	$ 181,398
Expenses	(42,814)	(30,282)	(48,658)	(37,369)	(47,782)	(175,931)
Income (loss) before taxes	5,019	2,226	(2,925)	3,901	(3,428)	5,467
Income tax (expense) benefit	(1,608)	(626)	437	(664)	(152)	(783)
Consolidated net income (loss)	3,411	1,600	(2,488)	3,237	(3,580)	4,684
Net loss attributable to non-controlling interests	359	—	—	—	—	—
Net income (loss)	$ 3,770	$ 1,600	$ (2,488)	$ 3,237	$ (3,580)	$ 4,684

	Year Ended December 31, 2024							
	Lawn Doctor	Polyform	Round-tables	HSH	Vektek	TacMed	Sill	Other[3][4]
Revenues	$ 45,264	$ 18,951	$ 17,890	$ 35,002	$ 35,260	$ 47,239	$ 22,311	$ 105,530
Expenses	(40,656)	(19,562)	(16,208)	(31,765)	(34,857)	(49,116)	(22,797)	(112,458)
Income (loss) before taxes	4,608	(611)	1,682	3,237	403	(1,877)	(486)	(6,928)
Income tax (expense) benefit	(1,479)	148	(329)	(722)	(16)	417	(911)	8
Consolidated net income (loss)	3,129	(463)	1,353	2,515	387	(1,460)	(1,397)	(6,920)
Net loss attributable to non-controlling interests	259	—	—	—	—	—	—	—
Net income (loss)	$ 3,388	$ (463)	$ 1,353	$ 2,515	$ 387	$ (1,460)	$ (1,397)	$ (6,920)

Summarized Balance Sheet Data

	As of December 31, 2025					
	Lawn Doctor	Clarion	TacMed	Sill	MAP	Other[1]
Current assets	$ 9,867	$ 16,070	$ 21,335	$ 13,812	$ 16,270	$ 46,993
Non-current assets	88,066	82,914	85,045	109,240	116,603	404,836
Current liabilities	10,181	4,963	5,524	6,946	9,158	23,512
Non-current liabilities	62,667	23,524	34,224	18,186	22,888	192,412
Non-controlling interest	(444)	—	—	—	—	—
Stockholders' equity	25,529	70,497	66,632	97,920	100,827	235,905
Ownership percentage[5]	61%	95%	95%	93%	57%	(6)

	As of December 31, 2024							
	Lawn Doctor	Polyform	Round-tables	HSH	Vektek	TacMed	Sill	Other[4]
Current assets	$ 10,387	$ 8,080	$ 2,378	$ 11,077	$ 13,499	$ 23,757	$ 12,039	$ 39,793
Non-current assets	88,332	23,669	57,139	31,351	96,611	87,533	107,938	306,808
Current liabilities	8,821	1,748	2,753	4,604	1,768	6,031	5,585	20,106
Non-current liabilities	62,560	20,458	20,940	27,599	49,375	34,456	18,908	101,202
Non-controlling interest	(12)	—	—	—	—	—	—	—
Stockholders' equity	27,350	9,543	35,824	10,225	58,967	70,803	95,484	225,293
Ownership percentage[5]	61%	87%	81%	75%	84%	95%	93%	(7)

FOOTNOTES:

(1) Includes aggregate summarized financial information for six of the Company's controlled investments (Polyform, Roundtables, HSH, ATA, Vektek and IFPG), each of which was individually less than 10% significance for the periods presented.

(2) Summarized operating data presented for IFPG is for the period from June 23, 2025 (the date the Company acquired its investment) to December 31, 2025.

(3) Includes aggregate summarized financial information for four of the Company's controlled investments (Douglas, ATA, Clarion and MAP), each of which was individually less than 10% significance for the periods presented.

(4) Summarized operating data presented for MAP is for the periods from July 20, 2024 (the date the Company acquired its investment) to December 31, 2024.

(5) Represents the Company's undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

(6) As of December 31, 2025, the Company owned approximately 87% of Polyform, 81% of Roundtables, 75% of HSH, 75% of ATA, 84% of Vektek and 91% of IFPG.

(7) As of December 31, 2024, the Company owned approximately 90% of Douglas, 75% of ATA, 96% of Clarion and 57% of MAP.

4. Fair Value of Financial Instruments

The Company's investments were categorized in the fair value hierarchy described in Note 2. "Significant Accounting Policies," as follows as of December 31, 2025 and 2024 (in thousands):

Description	As of December 31, 2025				As of December 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior Debt	$ —	$ —	$ 324,633	$ 324,633	$ —	$ —	$ 292,284	$ 292,284
Preferred Equity	—	—	81,285	81,285	—	—	61,155	61,155
Common Equity	—	—	998,174	998,174	—	—	787,420	787,420
Total investments	$ —	$ —	**$1,404,092**	**$1,404,092**	$ —	$ —	**$1,140,859**	**$1,140,859**

The ranges of unobservable inputs used in the fair value measurement of the Company's Level 3 investments as of December 31, 2025 and 2024 were as follows (in thousands):

As of December 31, 2025

Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)[1]	Impact to Valuation from an Increase in Input [2]
	$ 323,829	Discounted Cash Flow			
		Market Comparables	Discount Rate	10.0% – 17.0% (13.7%)	Decrease
Senior Debt		Transaction Method	EBITDA Multiple	5.7x – 20.4x (12.8x)	Increase
	804	Transaction Precedent	Transaction Price	N/A	N/A
	81,285	Discounted Cash Flow			
Preferred		Market Comparables	Discount Rate	10.0% – 17.0% (13.7%)	Decrease
Equity		Transaction Method	EBITDA Multiple	5.7x – 20.4x (12.8x)	Increase
	993,978	Discounted Cash Flow			
Common		Market Comparables	Discount Rate	10.0% – 17.0% (13.7%)	Decrease
Equity		Transaction Method	EBITDA Multiple	5.7x – 20.4x (12.8x)	Increase
	4,196	Transaction Precedent	Transaction Price	N/A	N/A
Total	**$ 1,404,092**				

As of December 31, 2024

Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)[1]	Impact to Valuation from an Increase in Input [2]
Senior Debt	$ 292,284	Discounted Cash Flow	Discount Rate	10.8% – 16.0% (13.4%)	Decrease
		Market Comparables	EBITDA Multiple	6.3x – 21.7x (12.4x)	Increase
		Transaction Method			
Preferred	61,155	Discounted Cash Flow		10.8% – 16.0% (13.4%)	Decrease
Equity		Market Comparables	Discount Rate	6.3x – 21.7x (12.4x)	Increase
		Transaction Method	EBITDA Multiple		
Common	787,420	Discounted Cash Flow			Decrease
Equity		Market Comparables	Discount Rate	10.8% – 16.0% (13.4%)	Increase
		Transaction Method	EBITDA Multiple	6.3x – 21.7x (12.4x)	
Total	**$ 1,140,859**				

FOOTNOTES:

(1) Discount rates are relative to the enterprise value of the portfolio companies and are not the market yields on the associated debt investments. Unobservable inputs were weighted by the relative fair value of the investments.

(2) This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The preceding tables include the significant unobservable inputs as they relate to the Company's determination of fair values for its investments categorized within Level 3 as of December 31, 2025 and 2024. In addition to the techniques and inputs noted in the tables above, according to the Company's valuation policy, the Company may also use other valuation techniques and methodologies when determining the fair value estimates for the Company's investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company's investments.

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a present value amount range. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security's issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

The following tables provide a reconciliation of investments for which Level 3 inputs were used in determining fair value for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31, 2025							
	Senior Debt		Preferred Equity		Common Equity		Total	
Fair value balance as of January 1, 2025	$	292,284	$	61,155	$	787,420	$	1,140,859
Additions		46,907		7,855		127,010		181,772
Disposals and repayments of debt investments		(15,000)		—		(35,500)		(50,500)
Principal repayments		(250)		—		—		(250)
PIK income		465		7,556		—		8,021
Return of capital[1]		—		—		(2,457)		(2,457)
Net change in unrealized appreciation, including unrealized foreign currency gain		227		4,719		121,701		126,647
Fair value balance as of December 31, 2025	$	324,633	$	81,285	$	998,174	$	1,404,092
Change in net unrealized appreciation on investments held as of December 31, 2025	$	227	$	4,719	$	125,258	$	130,204

| | Year Ended December 31, 2024 | | | |
	Senior Debt	Preferred Equity	Common Equity	Total
Fair value balance as of January 1, 2024	$ 276,158	$ —	$ 600,685	$ 876,843
Additions	16,376	59,313	98,217	173,906
Principal repayment	(250)	—	—	(250)
PIK income	—	2,755	—	2,755
Return of capital[1]	—	—	(3,448)	(3,448)
Net change in unrealized appreciation	—	(913)	91,966	91,053
Fair value balance as of December 31, 2024	$ 292,284	$ 61,155	$ 787,420	$ 1,140,859
Change in net unrealized appreciation on investments held as of December 31, 2024	$ —	$ (913)	$ 91,966	$ 91,053

 FOOTNOTES:
(1) Represents portion of distributions received which were accounted for as a return of capital. See Note 2. "Significant Accounting Policies" for information on the accounting treatment of distributions from portfolio companies.

5. Related Party Transactions

The Manager and Sub-Manager, along with certain affiliates of the Manager or Sub-Manager, receive fees and compensation in connection with the Public Offerings, as well as the acquisition, management and sale of the assets of the Company, as follows:

Managing Dealer

Commissions — The Company pays CNL Securities Corp. (the "Managing Dealer"), an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Second Follow-On Public Offering (excluding sales pursuant to the Company's distribution reinvestment plan). The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Dealer Manager Fee — The Company pays the Managing Dealer a dealer manager fee of up to 2.50% of the price of each Class A share and 1.75% of the price of each Class T share sold in the Second Follow-On Public Offering (excluding sales pursuant to the Company's distribution reinvestment plan). The Managing Dealer may reallow all or a portion of such dealer manager fees to participating broker-dealers.

Distribution and Shareholder Servicing Fee — The Company pays the Managing Dealer a distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee accrues daily and is paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fee is an ongoing fee, subject to certain limits, that is allocated among all Class T and Class D shares, respectively, and is not paid at the time of purchase.

Manager and/or Sub-Manager

Offering Costs — The Company reimburses the Manager and the Sub-Manager, along with their respective affiliates, for the offering costs (other than selling commissions and dealer manager fees) they have incurred on the Company's behalf only to the extent that such expenses do not exceed 1.5% of the cumulative gross proceeds from the Public Offerings. The Company incurred an obligation to reimburse the Manager and Sub-Manager for approximately $1.9 million and $1.3 million in organization and offering costs based on actual amounts raised through the Public Offerings during the years ended December 31, 2025 and 2024, respectively.

Base Management Fee to Manager and Sub-Manager — The Company pays each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement described below. The Company incurred base management fees of approximately $24.0 million and $18.1 million during the years ended December 31, 2025 and 2024, respectively.

The base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares of a particular class, 2% of the product of (x) the Company's average gross assets and (y) the ratio of Non-founder shares Average Adjusted Capital (as defined below), for a particular class to total Average Adjusted Capital and (ii) for the Founder shares of a particular class, 1% of the product of (x) the Company's average gross assets and (y) the ratio of outstanding Founder shares Average Adjusted Capital for a particular class to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears. The management fee for a certain month is calculated based on the average value of the Company's gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets reflects changes in the fair market value of the Company's assets, which does not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation or depreciation. The base management fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, "Average Adjusted Capital" for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable month. "Adjusted Capital" is defined as cumulative proceeds generated from sales of the Company's shares of a particular share class (including proceeds from the sale of shares pursuant to the distribution reinvestment plan, if any), net of upfront selling commissions and dealer manager fees ("sales load"), if any, reduced for the full amounts paid for share repurchases pursuant to any share repurchase program, if any, and adjusted for share conversions, if any, for such class.

Total Return Incentive Fee on Income to the Manager and Sub-Manager — The Company also pays each of the Manager and the Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. The Company recorded total return incentive fees of approximately $30.3 million and $24.1 million during the years ended December 31, 2025 and 2024, respectively.

The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. The Company accrues (but not pays) the total return incentive fee on a monthly basis, to the extent that it is earned on an annualized basis. The Company performs a final reconciliation of the total return incentive fee calculation at the completion of each calendar year and the total return incentive fee shall be due and payable to the Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below.

For purposes of this calculation, "Total Return to Shareholders" for each annualized period is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of each calendar month end. The terms "Total Return to Non-founder Shareholders" and "Total Return to Founder Shareholders" mean the Total Return to Shareholders specifically attributable to each particular share class of Non-founder shares or Founder shares, as applicable.

The total return incentive fee for each share class is calculated as follows:

- No total return incentive fee will be payable in any calendar year in which the annualized Total Return to Shareholders of a particular share class does not exceed 7% (the "Annual Preferred Return").

- As it relates to the Non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of Non-founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 8.75%, or the "Non-founder breakpoint," in any calendar year, will be payable to the Manager ("Non-founder Catch Up"). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.

- As it relates to Founder shares, all of the Total Return to Founder Shareholders with respect to each particular share class of Founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 7.777%, or the "founder breakpoint," in any calendar year, will be payable to the Manager ("Founder Catch Up"). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders of a particular share class once the Total Return to Founder Shareholders of a particular class exceeds 7.777% in any calendar year.

- For any annualized period in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for Non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for Founder shares, 10% of the Total Return to Founder Shareholders of a particular class, in each case because the annual preferred and relevant catch ups will have been achieved.

- For purposes of calculating the Total Return to Shareholders, the change in the Company's net asset value is subject to a High Water Mark. The "High Water Mark" is equal to the highest year-end net asset value, for each share class of the Company since inception, adjusted for any special distributions resulting from the sale of the Company's assets, provided such adjustment is approved by the Company's board of directors. If, as of each calendar year end, the Company's net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in the Company's net asset value for such share class in excess of the High Water Mark, and (B) if the Company's net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in the Company's per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in the Company's per share net asset value will be included in the calculation of Total Return to Shareholders for such share class. With respect to the calculation of Total Returns to Shareholders, the following table provides the applicable High Water Marks for the years ended December 31, 2025 and 2024:

For the year ended:	Class FA	Class A	Class T	Class D	Class I	Class S
December 31, 2025	$ 39.55	$ 35.68	$ 35.72	$ 35.42	$ 36.12	$ 40.09
December 31, 2024	36.67	33.57	33.64	33.31	34.06	37.25

For purposes of this calculation, "Average Adjusted Capital" for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

Reimbursement to Manager and Sub-Manager for Operating Expenses and Pursuit Costs — The Company reimburses the Manager and the Sub-Manager and their respective affiliates for certain third party operating expenses and pursuit costs incurred in connection with their provision of services to the Company, including fees, costs, expenses, liabilities and obligations relating to the Company's activities, acquisitions, dispositions, financings and business, subject to the terms of the Company's limited liability company agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement (as defined below). The Company does not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for the benefit of the Company.

Expense Support and Conditional Reimbursement Agreement — The Company entered into an expense support and conditional reimbursement agreement with the Manager and the Sub-Manager, as amended, (the "Expense Support and Conditional Reimbursement Agreement"), which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that the Company's annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of the Company's distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support and Conditional Reimbursement Agreement (the "Expense Support").

The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. Until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager. Expense support is paid by the Manager and Sub-Manager annually in arrears.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the "Excess Operating Funds"), the Company uses such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the "Conditional Reimbursements") as described further in the Expense Support and Conditional Reimbursement Agreement. The Company's obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Since inception, the Company has received cumulative Expense Support from the Manager and Sub-Manager of approximately $5.1 million. During the year ended December 31, 2025, the Company recorded Expense Support due from the Manager and Sub-Manager of $1.0 million. During the year ended December 31, 2024, the Company recorded reimbursement of Expense Support of approximately less than $0.1 million. Expense support (reimbursement) is paid by (to) the Manager and Sub-Manager annually in arrears.

Distributions

Individuals and entities affiliated with the Manager and Sub-Manager owned approximately 0.4 million shares as of December 31, 2025 and 2024. These individuals and entities received distributions from the Company of approximately $0.5 million during the years ended December 31, 2025 and 2024.

Summary of Related Party Fees and Expenses

Related party fees and expenses incurred for the years ended December 31, 2025 and 2024 are summarized below (in thousands):

Related Party	Source Agreement & Description	Years Ended December 31,	
		2025	**2024**
Managing Dealer	Managing Dealer Agreement:		
	Commissions [1]	$ 624 $	$ 2,282
	Dealer manager fees [1]	358	322
	Distribution and shareholder servicing fees [2]	1,336	1,313
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement:		
	Offering expense reimbursement[3][4]	1,893	1,265
	Base management fees[3]	23,993	18,083
	Total return incentive fees[3]	30,321	24,119
Manager and Sub-Manager	Agreement:		
	Expense Support	(950)	(20)
Manager	Administrative Services Agreement:		
	Reimbursement of third-party operating expenses[3][5]	130	511
	Shareholder servicing fees[2]	660	—
Sub-Manager	Sub-Management Agreement:		
	Reimbursement of third-party pursuit costs[3][6]	1,264	1,301

FOOTNOTES:
(1) Included in "Issuance of common shares through the Public Offerings" in the Company's consolidated statements of changes in net assets.
(2) Included in "Distribution and shareholder servicing fees" in the Company's condensed consolidated statements of operations.
(3) Expenses subject to Expense Support, if applicable.
(4) Offering expense reimbursements are capitalized on the Company's consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company's statements of operations over the lesser of the offering period or 12 months.
(5) Included in "Professional services" in the Company's consolidated statements of operations.
(6) Includes reimbursement of third-party fees incurred for investments that did not close, including fees and expenses associated with performing due diligence reviews.

The following table presents amounts due to related parties as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	**2024**
Due from related parties		
Expense Support	$ 950	$ 20
Total due from related parties	$ 950	$ 20
Due to related parties:		
Total return incentive fees	$ (30,321)	$ (24,119)
Base management fees	(2,222)	(1,758)
Offering expenses	(65)	(138)
Distribution and shareholder servicing fees	(115)	(115)
Reimbursement of third-party operating expenses and pursuit costs	(17)	(276)
Total due to related parties	$ (32,740)	$ (26,406)
Due to related parties, net	$ (31,790)	$ (26,386)

6. Distributions

The Company's board of directors declared distributions on a monthly basis in each of the years ended December 31, 2025 and 2024. The following table reflects the total distributions declared during the years ended December 31, 2025 and 2024 (in thousands except per share data):

Distribution Period	Distributions Declared[1]		Distributions Reinvested[2]		Cash Distributions Net of Distributions Reinvested	
Year ended December 31, 2025	$	42,793	$	21,706	$	21,087
Year ended December 31, 2024		37,899		18,145		19,754

FOOTNOTES:
(1) The Company's board of directors declared distributions per share on a monthly basis. See Note 12. "Financial Highlights" for distributions declared by share class. Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA		Class A		Class T		Class D		Class I		Class S	
January 1, 2025 - December 31, 2025	$	0.104167	$	0.104167	$	0.083333	$	0.093750	$	0.104167	$	0.104167
January 1, 2024 - December 31, 2024		0.104167		0.104167		0.083333		0.093750		0.104167		0.104167

(2) Amounts based on distribution record date.

The sources of declared distributions on a GAAP basis were as follows (in thousands):

	Years Ended December 31,							
	2025				**2024**			
		Amount		**% of Distributions Declared**		**Amount**		**% of Distributions Declared**
Net investment income[1]	$	21,244		49.6%	$	21,085		55.6%
Net realized gain		1,928		4.5		—		—
Distributions in excess of net investment income and realized gains[2]		19,621		45.9		16,814		44.4
Total distributions declared	$	42,793		100.0%	$	37,899		100.0%

FOOTNOTES:
(1) Net investment income includes expense support (reimbursement) of $950 and $20 for the years ended December 31, 2025 and 2024, respectively. See Note 5. "Related Party Transactions" for additional information.
(2) Consists of distributions made from offering proceeds and realized gains for the periods presented.

In December 2025, the Company's board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on January 26, 2026 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

7. Capital Transactions

Public Offerings

Under the Second Follow-On Public Offering, the Company has offered and continues to offer up to $1.0 billion of shares, on a best efforts basis, which means that CNL Securities Corp., as the Managing Dealer of the Second Follow-On Public Offering, uses its best effort but is not required to sell any specific amount of shares. The Company is offering, in any combination, four classes of shares in the Second Follow-On Public Offering: Class A shares, Class T shares, Class D shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in shares. There are differing selling fees and commissions for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to the Company's distribution reinvestment plan). The public offering price, selling commissions and dealer manager fees per share class are determined monthly as approved by the Company's board of directors. As of December 31, 2025, the public offering price was $41.45 per Class A share, $39.70 per Class T share, $37.63 per Class D share and $38.45 per Class I share.

The Company is also offering, in any combination, up to $100.0 million of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to its distribution reinvestment plan. See Note 13. "Subsequent Events" for additional information related to the Second Follow-On Public Offering.

The following tables summarize the total shares issued and proceeds received by share class in connection with the Public Offerings, excluding shares repurchased through the Share Repurchase Program described further below, for the years ended December 31, 2025 and 2024 (in thousands except per share data):

| | **Year Ended December 31, 2025** | | | | | | | | |
| | **Proceeds from Public Offerings** | | | | **Distributions Reinvested** | | **Total** | | |
Share Class	**Shares Issued**	**Gross Proceeds**	**Sales Load**[1]	**Net Proceeds to Company**	**Shares Issued**	**Proceeds to Company**	**Shares Issued**	**Net Proceeds to Company**	**Average Net Proceeds per Share**
Class A	21	$ 821	$ (49)	$ 772	203	$ 7,450	224	$ 8,222	$ 36.70
Class T	530	20,425	(933)	19,492	43	1,593	573	21,085	36.77
Class D	88	3,194	—	3,194	57	2,068	145	5,262	36.45
Class I	3,280	122,256	—	122,256	285	10,595	3,565	132,851	37.27
	3,919	$ 146,696	$ (982)	$ 145,714	588	$ 21,706	4,507	$ 167,420	$ 37.15

| | **Year Ended December 31, 2024** | | | | | | | | |
| | **Proceeds from Public Offerings** | | | | **Distributions Reinvested** | | **Total** | | |
Share Class	**Shares Issued**	**Gross Proceeds**	**Sales Load**[1]	**Net Proceeds to Company**	**Shares Issued**	**Proceeds to Company**	**Shares Issued**	**Net Proceeds to Company**	**Average Net Proceeds per Share**
Class A	2,689	$ 93,929	$ (2,026)	$ 91,903	164	$ 5,639	2,853	$ 97,542	$ 34.20
Class T	352	12,630	(578)	12,052	51	1,745	403	13,797	34.25
Class D	504	17,039	—	17,039	57	1,940	561	18,979	33.83
Class I	2,836	98,357	—	98,357	254	8,821	3,090	107,178	34.69
	6,381	$ 221,955	$ (2,604)	$ 219,351	526	$ 18,145	6,907	$ 237,496	$ 34.39

FOOTNOTES:
(1) The Company incurs selling commissions and dealer manager fees on the sale of Class A and Class T shares sold through the Public Offerings. See Note 5. "Related Party Transactions" for additional information.

Share Repurchase Program

In accordance with the Share Repurchase Program the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares is limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company's trailing four quarters). At the sole discretion of the Company's board of directors, the Company may use sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

During the year ended December 31, 2025, the Company received requests for the repurchase of approximately $74.2 million of the Company's common shares. The Company's board of directors approved the repurchase requests received for the year ended December 31, 2025. During the year ended December 31, 2024, the Company received requests for the repurchase of approximately $57.5 million of the Company's common shares, which did not exceed amounts available for repurchase under the Share Repurchase Program.

The following table summarizes the shares repurchased during the years ended December 31, 2025 and 2024 (in thousands except per share data):

| | Years Ended December 31, | | | | | |
| | 2025 | | | 2024 | | |
Share Class	Number of Shares	Total Consideration	Average Price Paid per Share	Number of Shares	Total Consideration	Average Price Paid per Share
Class FA	293	$ 12,138	$ 41.43	162	$ 6,076	$ 37.44
Class A	221	8,227	37.09	135	4,624	34.20
Class T	127	4,747	37.34	153	5,175	34.04
Class D	166	5,991	36.32	121	4,154	34.33
Class I	1,122	42,116	37.56	1,031	36,078	35.02
Class S	24	1,013	42.04	36	1,387	38.44
Total	1,953	$ 74,232	$ 38.03	1,638	$ 57,494	$ 35.13

As of December 31, 2025 and 2024, the Company had a payable for shares repurchased of approximately $28.1 million and $19.2 million, respectively.

Share Conversions

Class T and Class D shares are converted into Class A shares once the maximum amount of distribution and shareholder servicing fees for those particular shares has been met. The shares to be converted are multiplied by the applicable conversion rate, the numerator of which is the net asset value per share of the share class being converted and the denominator of which is the net asset value per Class A share.

During the year ended December 31, 2025, approximately 787,000 Class T shares were converted to approximately 786,000 Class A shares at an average conversion rate of 1.00. During the year ended December 31, 2024, approximately 368,000 Class T shares were converted to approximately 368,000 Class A shares at an average conversion rate of 1.00.

8. Borrowings

In February 2024, CNL Strategic Capital B, Inc. ("Borrower"), a wholly-owned subsidiary of the Company and Valley National Bank, entered into a Revolving Loan Agreement (the "2024 Loan Agreement") for a $50.0 million revolving line of credit (the "2024 Line of Credit"). In connection with the 2024 Line of Credit, the Borrower paid a total commitment fee and Valley National Bank expenses of $0.2 million. The Borrower is required to pay interest on any borrowed amounts under the 2024 Line of Credit at a rate per year equal to the 1-Month Term secured overnight financing rate ("SOFR") plus 2.75%. Interest payments are due on the first calendar day of the month in arrears. Furthermore, the Borrower is required to pay a quarterly unused borrowing fee at an annual rate of 0.15% on the difference between (i) total 2024 Line of Credit amount and (ii) the aggregate average daily balance of outstanding borrowings under the 2024 Line of Credit during such quarter. The Borrower may prepay, without penalty, all or any part of the borrowings under the 2024 Loan Agreement at any time and such borrowings are required to be repaid within 180 days of the borrowing date. Under the 2024 Loan Agreement, the Company is required to comply with certain covenants including the requirement to provide certain financial and compliance reports to Valley National Bank and restrictions on incurring certain levels of additional debt by the Company.

In February 2024, the Company entered into a Guaranty agreement to act as a guarantor of the Borrower's outstanding borrowings under the 2024 Loan Agreement (the "Guaranty Agreement"). On February 15, 2024, the Borrower and the Company also entered into a pledge and assignment of bank and deposit accounts ("2024 Pledge Agreement") in favor of Valley National Bank. Under the 2024 Pledge Agreement, the Company is required to maintain accounts with Valley National Bank, including to contribute proceeds from the Company's offering, as a pledge of collateral to pay down the outstanding debt to the extent there are any borrowings outstanding under the 2024 Loan Agreement.

In February 2025, the Company amended the 2024 Loan Agreement and related promissory note with Valley National Bank for the 2024 Line of Credit to extend the revolving maturity date to February 15, 2026. The amendment additionally grants Valley National Bank the ability to increase the maximum commitment by an additional $50.0 million at their discretion. In connection with the extension of the 2024 Line of Credit, the Borrower paid a total commitment fee and Valley National Bank expenses of $0.1 million.

The Company borrowed and repaid $30.0 million under the 2024 Line of Credit during the year ended December 31, 2025. The Company had not borrowed any amounts under the 2024 Line of Credit during the year ended December 31, 2024.

9. Income Taxes

The Company incurs income tax expense (benefit) related to its Taxable Subsidiaries. The components of income tax expense (benefit) were as follows during the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,	
	2025	2024
Current:		
Federal	$ 97	$ 26
State	13	3
Total current tax expense	110	29
Deferred:		
Federal	12,564	2,263
State	501	119
Total deferred tax expense	13,065	2,382
Income tax expense	$ 13,175	$ 2,411

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Carryforwards for net operating loss	$ 4,754	$ 1,818
Other	12	45
Valuation allowance	(234)	(383)
Total deferred tax assets	4,532	1,480
Deferred tax liabilities:		
Unrealized appreciation on investments	(27,441)	(11,324)
Total deferred tax liabilities	(27,441)	(11,324)
Deferred tax liabilities, net	$ (22,909)	$ (9,844)

A reconciliation of the income tax expense computed at the statutory federal tax rate on income before income taxes is as follows:

	Years Ended December 31,			
	2025		2024	
Tax expense computed at the federal statutory rate	$ 31,485	21.0%	$ 23,555	21.0%
Nontaxable and nondeductible items				
Benefit of partnership structure	(18,675)	(12.5)	(20,325)	(19.0)
State income tax expense net of federal benefit	514	0.4	122	0.1
Reduction in valuation allowance	(149)	(0.1)	(941)	—
Income tax expense	$ 13,175	8.8%	$ 2,411	2.1%

The Company's taxable subsidiary entities had net operating loss carryforwards for federal and state purposes of approximately $17.8 million and $11.3 million as of December 31, 2025 and 2024, respectively, to offset future taxable income. The federal net operating loss carryforwards do not expire. State net operating loss carryforwards are currently subject to various expirations. The Company and taxable subsidiary entities file income tax returns for federal and various state jurisdictions.

10. Concentrations of Risk

The Company had five portfolio companies which met at least one of the significance tests under Rule 4-08(g) of Regulation S-X (the "Significance Tests") for at least one of the periods presented in the consolidated financial statements.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on the Company's results of operations and cash flows from operations, which would impact its ability to make distributions to shareholders.

11. Commitments & Contingencies

See Note 5. "Related Party Transactions" for information on contingent amounts due to the Manager and Sub-Manager for the reimbursement of offering costs under the Public Offerings and for the reimbursement of Expense Support.

From time to time, the Company and officers or directors of the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company's rights under contracts with its businesses. As of December 31, 2025, the Company was not involved in any legal proceedings.

In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company. However, based on experience, the Company expects that risk of loss to be remote.

12. Financial Highlights

The following are schedules of financial highlights of the Company attributed to each class of shares for the years ended December 31, 2025 and 2024 (in thousands except per share data):

	Year Ended December 31, 2025					
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE						
Net Asset Value, Beginning of Year	$ 39.55	$ 35.68	$ 35.72	$ 35.42	$ 36.12	$ 40.09
Net investment income, before reimbursement of Expense Support[1]	1.40	0.51	0.16	0.38	0.43	1.37
Expense Support (reimbursement)[1]	—	—	—	—	0.06	—
Net investment income[1]	1.40	0.51	0.16	0.38	0.49	1.37
Net realized and unrealized gains, net of taxes[1][2]	3.28	3.27	3.27	3.27	3.28	3.27
Net increase resulting from investment operations	**4.68**	**3.78**	**3.43**	**3.65**	**3.77**	**4.64**
Distributions to shareholders[3]	(1.25)	(1.25)	(1.00)	(1.13)	(1.25)	(1.25)
Net decrease resulting from distributions to shareholders	**(1.25)**	**(1.25)**	**(1.00)**	**(1.13)**	**(1.25)**	**(1.25)**
Net Asset Value, End of Year	$ **42.98**	$ **38.21**	$ **38.15**	$ **37.94**	$ **38.64**	$ **43.48**
Net assets, end of period	$ 160,072	$ 344,908	$ 82,816	$ 115,767	$ 641,400	$ 73,394
Average net assets[4]	$ 160,472	$ 309,922	$ 86,018	$ 110,267	$ 563,948	$ 70,528
Shares outstanding, end of period	3,724	9,026	2,171	3,051	16,598	1,688
Distributions declared	$ 4,910	$ 10,806	$ 2,355	$ 3,440	$ 19,151	$ 2,131
Total investment return based on net asset value before total return incentive fee[5]	13.45%	13.44%	12.38%	13.12%	13.11%	13.11%

	Year Ended December 31, 2025					
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
Total investment return based on net asset value after total return incentive fee[5]	11.72%	10.80%	9.75%	10.47%	10.63%	11.77%
RATIOS/SUPPLEMENTAL DATA:						
Ratios to average net assets:[4][6]						
Total operating expenses before total return incentive fee	1.14%	2.74%	3.66%	3.09%	2.98%	1.26%
Total operating expenses before Expense Support (reimbursement)	2.40%	5.40%	5.97%	5.62%	5.53%	2.51%
Total operating expenses after Expense Support (reimbursement)	2.40%	5.40%	5.97%	5.62%	5.37%	2.51%
Net investment income before total return incentive fee[7]	4.69%	4.08%	2.76%	3.58%	3.88%	4.55%
Net investment income	3.42%	1.42%	0.45%	1.05%	1.33%	3.30%

	Year Ended December 31, 2024					
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE						
Net Asset Value, Beginning of Year	$ 36.67	$ 33.57	$ 33.64	$ 33.31	$ 34.06	$ 37.25
Net investment income before reimbursement of Expense Support[1]	1.37	0.57	0.32	0.46	0.54	1.33
Expense Support (reimbursement)[1]	—	—	—	—	—	—
Net investment income[1]	1.37	0.57	0.32	0.46	0.54	1.33
Net realized and unrealized gains, net of taxes[1][2]	2.76	2.79	2.76	2.78	2.77	2.76
Net increase resulting from investment operations	**4.13**	**3.36**	**3.08**	**3.24**	**3.31**	**4.09**
Distributions to shareholders[3]	(1.25)	(1.25)	(1.00)	(1.13)	(1.25)	(1.25)
Net decrease resulting from distributions to shareholders	**(1.25)**	**(1.25)**	**(1.00)**	**(1.13)**	**(1.25)**	**(1.25)**
Net Asset Value, End of Year	$ **39.55**	$ **35.68**	$ **35.72**	$ **35.42**	$ **36.12**	$ **40.09**
Net assets, end of period	$ 158,883	$ 293,921	$ 89,686	$ 108,794	$ 511,284	$ 68,640
Average net assets[4]	$ 154,042	$ 225,413	$ 88,570	$ 98,277	$ 460,465	$ 66,268
Shares outstanding, end of period	4,017	8,238	2,511	3,072	14,154	1,712
Distributions declared	$ 5,122	$ 8,203	$ 2,586	$ 3,253	$ 16,565	$ 2,170
Total investment return based on net asset value before total return incentive fee[5]	12.72%	12.44%	11.72%	12.32%	12.33%	12.47%
Total investment return based on net asset value after total return incentive fee[5]	11.20%	10.23%	9.32%	9.91%	9.93%	11.20%
RATIOS/SUPPLEMENTAL DATA:						
Ratios to average net assets:[4][6]						
Total operating expenses before total return incentive fee	1.11%	2.66%	3.37%	2.98%	2.62%	1.21%
Total operating expenses before Expense Support (reimbursement)	2.33%	5.28%	5.60%	5.41%	5.05%	2.40%
Total operating expenses after Expense Support (reimbursement)	2.33%	5.28%	5.60%	5.41%	5.05%	2.40%
Net investment income before total return incentive fee	4.86%	4.28%	3.18%	3.79%	4.00%	4.68%
Net investment income	3.65%	1.67%	0.95%	1.36%	1.57%	3.50%

FOOTNOTES:

(1) The per share amounts presented are based on weighted average shares outstanding during the period.

(2) The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio investments for the period because of the timing of sales and repurchases of the Company's shares in relation to fluctuating fair values for the portfolio investments.

(3) The per share data for distributions is the actual amount of distributions paid or payable per common share outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(4) The computation of average net assets during the period is based on net assets measured at each month end, adjusted for capital contributions or withdrawals during the month.

(5) Total investment return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class, including Class S shares which do not participate in the distribution reinvestment plan. Amounts are not annualized and are not representative of total return as calculated for purposes of the total return incentive fee described in Note 5. "Related Party Transactions." Since there is no public market for the Company's shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company's performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company's shares.

(6) Actual results may not be indicative of future results. Additionally, an individual investor's ratios may vary from the ratios presented for a share class as a whole.

(7) Amounts represent net investment income before total return incentive fee and related expense support as a percentage of average net assets. For the twelve months ended December 31, 2025, approximately 7% of total return incentive fees for Class I were covered by Expense Support and none of the total return incentive fees for Class FA, Class A, Class T, Class D and Class S were covered by Expense Support. For the twelve months ended December 31, 2024, less than 1% of total return incentive fees for Class I were covered by Expense Support and none of the total return incentive fees for Class FA, Class A, Class T, Class D and Class S were covered by Expense Support.

13. Subsequent Events

Distributions

In January, February and March 2026, the Company's board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on February 26, 2026, March 26, 2026 and April 27, 2026, respectively, of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

Offerings

In January, February and March 2026, the Company's board of directors approved new per share offering prices for each share class in the Second Follow-On Public Offering. The new offering prices are effective as of January 30, 2026, February 27, 2026 and March 31, 2026, respectively. The following table provides the new offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Second Follow-On Public Offering:

	Class A	Class T	Class D	Class I
Effective January 30, 2026:				
Offering Price, Per Share	$ 41.76	$ 40.05	$ 37.94	$ 38.64
Selling Commissions, Per Share	2.51	1.20	—	—
Dealer Manager Fees, Per Share	1.04	0.70	—	—
Effective February 27, 2026:				
Offering Price, Per Share	$ 41.84	$ 40.10	$ 38.00	$ 38.70
Selling Commissions, Per Share	2.51	1.20	—	—
Dealer Manager Fees, Per Share	1.05	0.70	—	—
Effective March 31, 2026:				
Offering Price, Per Share	$ 41.93	$ 40.20	$ 38.09	$ 38.79
Selling Commissions, Per Share	2.52	1.21	—	—
Dealer Manager Fees, Per Share	1.04	0.70	—	—

Capital Transactions

During the period January 1, 2026 through March 19, 2026, the Company received additional net proceeds from the Second Follow-On Public Offering and distribution reinvestment plan of the following (in thousands except per share data):

Share Class	Shares	Gross Proceeds	Sales Load	Net Proceeds to Company	Shares	Net Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
		Proceeds from Follow-On Public Offering			**Distribution Reinvestment Plan**		**Total**		
Class A	1	$ 43	$ (4)	$ 39	33	$ 1,279	34	$ 1,318	$ 38.25
Class T	45	1,782	(84)	1,698	7	256	52	1,954	38.17
Class D	7	264	—	264	9	350	16	614	37.97
Class I	495	19,150	—	19,150	52	2,000	547	21,150	38.67
	548	$ 21,239	$ (88)	$ 21,151	101	$ 3,885	649	$ 25,036	$ 38.59

Borrowings

In February 2026, the Company amended the 2024 Loan Agreement and related promissory note with Valley National Bank for the 2024 Line of Credit to extend the revolving maturity date to May 15, 2026.

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosures

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed by us in the reports we filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation this Annual Report, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013).

Based on its assessment, our management believes that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria. During the most recent fiscal quarter, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B.   Other Information

Not applicable.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10.   Directors, Executive Officers and Corporate Governance

Information about our Board of Directors, Director Nominee and Executive Officers

Our business and affairs are managed under the direction of our board of directors, as provided by our LLC Agreement, and Delaware law. Our board of directors is responsible for the direction and control of our affairs. Our board of directors consists of five directors and has established our audit committee comprised of independent directors and may establish additional committees from time to time as necessary. Pursuant to our LLC Agreement, the number of directors on our board of directors may not be fewer than the minimum number required by applicable Delaware law. A majority of our board of directors is comprised of "independent" directors as defined our LLC Agreement. A copy of our LLC Agreement is posted on our website at www.cnlstrategiccapital.com.

Our board of directors is divided into three classes of directors serving staggered terms of three years each, with a term of office of one of the three classes of directors expiring at each annual meeting of shareholders. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified. At each annual meeting of our shareholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. We believe that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies. Accordingly, Messrs. Seneff and Linsz will be standing for re-election as our Class II nominees at the 2026 annual meeting of shareholders.

In considering nominations for its directors, our board of directors utilizes a diverse group of experiences, characteristics, attributes and skills that our board of directors believes enables a director to make a significant contribution to our board of directors, us and our shareholders. These experiences, characteristics, attributes and skills, which are more fully described below, include, but are not limited to, management experience, independence, financial expertise and experience serving as a director of other entities. Our board of directors may also consider such other experiences, characteristics, attributes and skills as it deems appropriate, given the then-current needs of our board of directors and us. Although our board of directors does not have any formal policy regarding the amount of diversity needed on our board of directors, diversity is one of the factors considered by our board of directors in assessing the composition of our board of directors.

The following table sets forth certain information regarding the independent directors, the independent director nominee, the interested director, and the interested director nominee, as well as our executive officers. Unless otherwise noted, the address for each director is c/o CNL Strategic Capital, LLC, CNL Center at City Commons, 450 South Orange Avenue, Suite 1400, Orlando, Florida 32801. Our directors and executive officers as of March 19, 2026 were as follows:

Name	Age	Position
Interested Directors		
James M. Seneff, Jr	79	Chairman of the Board and Director (Class II)
Andrew M Schwartz	45	Director (Class III)
Independent Directors		
Robert J. Woody	82	Director (Class III)
Mark D. Linsz	61	Director (Class II)
Benjamin A. Posen	58	Director (Class I)
Executive Officers		
Chirag J. Bhavsar	57	Chief Executive Officer
Tammy J. Tipton	65	Chief Financial Officer, Interim Chief Operating Officer
Paul W. Drury	64	Senior Managing Director

James M. Seneff, *Chairman of our board of directors.* - Mr. Seneff has served as Chairman of our board of directors since 2017. Mr. Seneff served as Chairman of the board of directors, from May 2011 to June 2016 and from January 2018 to present, and as a director since inception in June 2010 to June 2016, and from January 2018 to present of CNL Healthcare Properties, Inc., a public, non-traded real estate income trust ("REIT"). Mr. Seneff has served as the Chairman of its advisor, CNL Healthcare Corp., since its inception in June 2010. Mr. Seneff has served as Chairman of the board of directors and a director of CNL Lifestyle Properties, Inc., a public, non-traded REIT (2003 to 2017), a director of the managing member of its initial advisor, CNL Lifestyle Company, LLC (2003 to December 2010), and a director of its successor advisor, CNL Lifestyle Advisor Corporation (December 2010 to 2017). He served as Chairman of the board of directors and a director of CNL Growth Properties, Inc., a public, non-traded REIT, from August 2009 and December 2008, respectively, until 2016 and served as a manager of its advisor, CNL Global Growth Advisors, LLC, from 2008 to 2017. Mr. Seneff also served as Chairman of the board of directors and a director of Global Income Trust, Inc., another public, non-traded REIT, from April 2009 until its dissolution in December 2015, and served as manager of its advisor until December 2016. Mr. Seneff is the sole member of CNL Holdings, LLC ("CNL Holdings"), and has served as the Chairman, Chief Executive Officer and/or President of several of CNL Holdings' subsidiaries, including Chief Executive Officer and President (2008 to 2013) of CNL Financial Group, LLC ("CFG"), and as Executive Chairman (January 2011 to present), Chairman (1988 to January 2011), Chief Executive Officer (1995 to January 2011) and President (1980 to 1995) of CNL Financial Group, Inc. ("CNL Financial Group"), a diversified real estate company. Mr. Seneff serves or has served on the board of directors of the following CNL Holdings' affiliates: CNL Hotels & Resorts, Inc., a public, non-traded REIT (1996 to April 2007), and its advisor, CNL Hospitality Corp. (1997 to June 2006 (became self-advised)); CNL Retirement Properties, Inc., a public, non-traded REIT, and its advisor, CNL Retirement Corp. (1997 to October 2006); CNL Restaurant Properties, Inc., a public, non-traded REIT, and its advisor (1994 to 2005 (became self-advised)); Trustreet Properties, Inc., a publicly traded REIT (2005 to February 2007); National Retail Properties, Inc., a publicly traded REIT (1994 to 2005); CNL Securities Corp., a FINRA-registered broker-dealer and the Managing Dealer of this offering (1979 to 2013); and CNL Capital Markets Corp. (1990 to 2017). Mr. Seneff was also the Chairman and a principal stockholder of CNLBancshares, Inc. (1999 to 2015), which owned CNLBank until it merged into Valley National Bank in 2015. Mr. Seneff received his Bachelor of Arts in business administration from Florida State University.

Mr. Seneff was selected as one of our directors because of his particular knowledge and experience in capital raising, particularly with regard to equity offerings and debt transactions, which strengthens our board of directors' collective knowledge, capabilities and experience. In addition, we believe that Mr. Seneff's experience is valuable to our board of directors in its oversight of regulatory and compliance requirements as well as its exercise of fiduciary duties to us and our shareholders. Mr. Seneff is principally responsible for overseeing the formulation of our strategic objectives.

Andrew M. Schwartz, *Interested Director*. - Mr. Schwartz has served as a director since November 2025. Mr. Schwartz joined LLCP in 2011 and currently serves as a Partner of LLCP. In this capacity, he is responsible for the day-to-day management of the U.S. Investment Team and is actively involved in sector strategy, deal structuring and due diligence and oversight of the U.S. portfolio. Mr. Schwartz is a member of the Executive and Investment Committees. Prior to joining LLCP, Mr. Schwartz was a Vice President with Liberty Partners, a middle-market private equity firm, and previously an investment banker with Jefferies, both based in New York. Mr. Schwartz attended the University of Pennsylvania where he received a Bachelor of Science in Economics with a Concentration in Finance from The Wharton School and a Bachelor of Science in Engineering in Computer Science and Engineering from the School of Engineering and Applied Science.

Mr. Schwartz was selected as one of our directors because of his prior leadership experience at LLCP and his experience acquiring and managing businesses.

<u>*Independent Directors*</u>

Robert J. Woody, *Independent Director.* - Mr. Woody has served as an independent director on our board of directors since 2017. Mr. Woody has also served as an independent director of CNL Lifestyle Properties, a public, non-traded REIT, from 2004 to 2017. He served as an independent director of CNL Healthcare Properties, Inc., a public, non-traded REIT, from October 2010 until April 2012. He serves as Managing Partner of Elgin Partners, LLC, the general partner of a private equity limited partnership in Washington, D.C. (November 2008 to present). He serves as Lead Independent Director of U.S. Energy Development Corporation (2018 to present). He served as deputy chairman and general counsel for Northstar Financial Services Ltd. (2005 through 2008) and as chief executive officer of Northstar Consulting Group, Inc. (2004 through 2005). Mr. Woody was the executive vice president and general counsel for Northstar Companies, Inc., an international wealth management firm, from 2002 until 2004. Before joining Northstar Companies, Inc., Mr. Woody was a partner at the law firm of Shook, Hardy & Bacon, L.L.P. (1997 to 2002). Mr. Woody received a Bachelor of Arts and a Juris Doctor from the University of Kansas and undertook graduate legal study in international law at the University of Exeter, England.

Mr. Woody was selected as one of our three independent directors because of his knowledge of business management and government relations, and his prior board experience.

Mark D. Linsz, Independent Director. - Mr. Linsz has served as an independent director on our board of directors since 2017. Mr. Linsz currently serves as co-founder and senior managing partner of My Next Season, an organization designed to help companies and individuals with career transitions. Mr. Linsz also serves as an independent director for CNL Strategic Residential Credit, Inc. and Commodity & Ingredient Hedging, LLC. Mr. Linsz served as an independent trustee for Corporate Capital Trust II. Mr. Linsz also held a series of senior financial positions at Bank of America from 1998 to 2014, most recently serving as CFO Risk Executive from 2013 to 2014 and Corporate Treasurer from 2009 to 2013. Previously, Mr. Linsz served as Bank of America's Global Markets Risk Executive from 2007 to 2009 and as Chief Risk Officer for Europe, the Middle East, Africa and Asia from 2005 to 2008. Prior to 2005, Mr. Linsz also served as Bank of America's Capital Markets Risk Executive and Head of Compliance for the Global Corporate and Investment Bank. Mr. Linsz began his career with Chicago Research and Trading Group ("CRT") in 1987. Prior to being purchased by NationsBank, he was the head of Market Risk for CRT and continued these responsibilities at NationsBanc-CRT until 1998. Mr. Linsz previously served on the board of directors of the Deposit Trust and Clearing Corporation from 2013 to 2014 and on the board of directors of BlackRock Corporation from 2009 to 2011. Mr. Linsz received a Bachelor of Arts from National Louis University.

Mr. Linsz was selected as one of our three independent directors because of his prior board experience and financial expertise.

Benjamin A. Posen, Independent Director. - Mr. Posen has served as an independent director on our board of directors since 2017. Mr. Posen co-founded Lindbrook Capital LLC, and is responsible for all investment-related activities, including asset allocation and investment research and selection. Prior to Lindbrook, Mr. Posen spent 15 years at Oppenheimer & Co., where he co-formed the Posen/Dritz group and successfully built a team to manage assets for wealthy individuals, foundations and endowments. Mr. Posen started his career in 1993 with Paine Webber. Mr. Posen has been recognized as a partner on one of "America's Top 100 Advisor Teams" by Barron's Magazine, and received a Bachelor of Arts from the University of Minnesota.

Mr. Posen was selected as one of our three independent directors because of his industry experience and because of his investment experience and expertise.

Executive Officers

Chirag J. Bhavsar has served as our Chief Executive Officer since 2017. Mr. Bhavsar also currently serves as Co-Chief Executive Officer and Co-President of CNL Financial Group and Chairman, Director and Chief Executive Officer of CNL Strategic Residential Credit, Inc. Mr. Bhavsar served as Chief Operating Officer from January 1, 2017 to April 9, 2018, Chief Financial Officer from January 1, 2017 to May 1, 2018, and as Chief Executive Officer and Chairman of the board of trustees from December 8, 2017 to April 9, 2018 of Corporate Capital Trust II, a business development company. In addition, Mr. Bhavsar served as Chief Operating Officer and Chief Financial Officer for Corporate Capital Trust, Inc., a business development company, from January 1, 2017 until November 14, 2017. Mr. Bhavsar has spent most of the past 15 years of his career with entities affiliated with CNL Financial Group. Mr. Bhavsar has served in the roles of Executive Vice President, Chief Operating Officer, and Chief Financial Officer for Valley National Bank's Florida Division, from 2015 to 2016, and as the Executive Vice President and Chief Financial Officer of its predecessor, CNLBancshares, Inc., from 2002 to 2015. Mr. Bhavsar is Chairman of the Board of Currency Exchange International Corp., which is a publicly traded company on the Toronto Stock Exchange. Mr. Bhavsar also currently serves as Director and President of Cogent Bank f/k/a Pinnacle Bank, which is a community bank based in Central Florida. Mr. Bhavsar received his Bachelor of Science in Accounting from the University of Florida in 1990, and received a Master of Science in Accounting from the University of Florida in 1991. Mr. Bhavsar also graduated from University of Virginia's Banking School in 1993. He is a certified public accountant.

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Tammy J. Tipton has served as our Chief Financial Officer since 2016 and as our Interim Chief Operating Officer since 2021. Ms. Tipton also currently serves as Chief Financial Officer, Senior Vice President and Treasurer of CNL Healthcare Corp. the advisor to CNL Healthcare Properties, Inc., a public, non-traded REIT. Ms. Tipton also has previously served as Chief Financial Officer, Senior Vice President and Treasurer, since its inception on July 9, 2015, the advisor to CNL Healthcare Properties II, Inc., another public, non-traded REIT. Ms. Tipton also serves as Chief Financial Officer and Treasurer of CNL Strategic Residential Credit, Inc. Ms. Tipton previously served as the Chief Financial Officer and Treasurer of CNL Lifestyle Properties, Inc., another public non-traded REIT from May 2015 to December 2017, and served as Chief Financial Officer from March 2014 to December 2017, and as Senior Vice President from May 2015 to December 2017 of its advisor. She also served as Chief Financial Officer and Treasurer of CNL Growth Properties, Inc., another public, non-traded REIT, from September 2014 to October 2017. She served as Chief Financial Officer and Treasurer of Global Income Trust, Inc., another public, non-traded REIT, from September 2014 until its dissolution in December 2015. She serves as Chief Financial Officer and Senior Vice President of CNL Financial Group where she oversees the strategic finance, accounting, reporting, budgeting, payroll and purchasing functions for CFG and its affiliates. Ms. Tipton also holds various other offices with other CFG affiliates. Ms. Tipton has served in various other financial roles since joining CNL Financial Group in 1987. These roles have included regulatory reporting for 20 public entities and the accounting, reporting and servicing for approximately 30 public and private real estate programs. Ms. Tipton earned a Bachelor of Science in accounting from the University of Central Florida. She is also a certified public accountant.

Paul W. Drury has served in the executive officer role as our Senior Managing Director and on the Investment Committee of the Manager since 2022. Mr. Drury also serves as Senior Managing Director of CNL Financial Group. Prior to joining CNL Financial Group in March of 2022, Mr. Drury served as a Senior Managing Director of the Investment Originations team at LLCP. In this capacity, he was responsible for the origination of new investment opportunities and investment due diligence with a focus on the Midwest region. During his 16 years at LLCP, Mr. Drury assisted to originate multiple new platform investments, including several of our investments. Prior to joining LLCP, Mr. Drury was a Vice President with the CIT Group, a New York-based middle-market lender, where he led the business development efforts throughout the Midwest and was responsible for developing strategic relationships with private equity investors, professional intermediaries and middle market businesses. Mr. Drury received a Bachelor of Science in Finance and Accounting from Texas Tech University and an Master of Business Administration with Honors from the University of Chicago Booth School of Business.

Other Company Officers

Safak Subasi has served us in the officer role as Senior Vice President since 2021. Mr. Subasi joined CNL Financial Group in 2006 and has served in progressive roles focusing on finance management, fund management, operations management, new product development and business analytics. Mr. Subasi also serves as a Senior Vice President, Finance and Fund Operations of CNL Financial Group. In this role, Mr. Subasi has worked to support critical functions within our Manager since the inception of the company. Mr. Subasi also serves as a Senior Vice President of CNL Strategic Capital Partners and CNL Fund Advisors II. Prior to 2006, Mr. Subasi worked for Siemens AG, where he supported multiple business units in finance management. He also worked for Commercial Union Group in Turkey, where he developed financial investment models for clients. Mr. Subasi received his Bachelor of Science in Industrial Engineering from Bosphorus University (Istanbul, Turkey) and his Master of Business Administration with a concentration in Finance from Crummer Graduate School of Business (Rollins College - Winter Park, Florida).

Corporate Governance:

Board Leadership Structure

Our business and affairs are managed under the direction of our board of directors. Among other things, our board of directors sets broad policies for us and approves the appointment of the Manager, the Sub-Manager, the Administrator, the Sub-Administrator and our executive officers. The role of our board of directors, and of any individual director, is one of oversight and not of management of our day-to-day affairs.

Our board of directors understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the appropriate leadership structure may vary as circumstances warrant. Under our LLC Agreement, our board of directors may designate one of our directors as chair to preside over meetings of our board of directors and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our board of directors. Presently, Mr. Seneff serves as Chairman of the Board and is an "interested person" by virtue of his professional association with CNL Financial Group. We believe that it is in the best interests of our shareholders for Mr. Seneff to serve as Chairman of the Board because of his significant experience in matters of relevance to our business. We believe that our board of directors' leadership structure is in the best interests of us and our shareholders. We also believe that this leadership structure creates a firm link between management and our board of directors and provides unified leadership for carrying out our strategic initiatives and business plans. Our board of directors has determined that the composition of our majority independent director board is an appropriate means to address any potential conflicts of interest that may arise from the chair's status as an interested person of the company.

All of the independent directors play an active role on our board of directors. The independent directors compose a majority of our board of directors and will be closely involved in all material deliberations related to us. The Board believes that, with these practices, each independent director has an equal involvement in the actions and oversight role of our board of directors and equal accountability to us and our shareholders. Our independent directors are expected to meet separately as part of certain regular meetings of the board of directors. Our independent directors may hold meetings at the request of any independent director.

Board Role in Risk Oversight

The Board plays an important role in the risk oversight of the company. Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). Our executive officers and the Manager and the Sub-Manager are responsible for the day-to-day management of the risks the company faces, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In this capacity, our board of directors (or a committee thereof) performs many tasks, including but not limited to, receiving regular periodic reports from our internal and external auditors and the Manager and the Sub-Manager (with respect to our business), approving acquisitions and dispositions and new borrowings as well as periodically reviewing and discussing with our management the risks the company faces. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed by our executive officers and the Manager and the Sub-Manager are adequate and functioning as designed.

Our audit committee is specifically responsible, in consultation with management, our independent auditors and our internal auditor, for the integrity of our financial reporting processes and controls and valuation process. In executing this responsibility, our audit committee discusses policies with respect to risk assessment and risk management, including significant financial risk exposures and the steps management has taken to monitor, control and report on such exposures. As part of this process, our audit committee oversees the planning and conduct of an annual risk assessment that is designed to identify and analyze risks to implementing and executing our business strategy. The results of the risk assessment are then discussed with management and used to develop our annual internal audit plan.

Our board of directors believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of us, the Manager, the Sub-Manager and our other service providers.

Board Meetings and Attendance

The Board met four times for regular quarterly meetings during 2025. Each of the directors attended all of the meetings of our board of directors held during 2025 with the exception of Mr. Levine who resigned on October 31, 2025 and did not attend any of the quarterly meetings and Mr. Schwartz who was appointed a Director on November 1, 2025 and attended one quarterly meeting. None of the directors attended the annual meeting held in 2025. We do not have a formal policy regarding director attendance at an annual meeting of Shareholders.

Committees of the Board

The Board may delegate many of its powers to one or more committees. We currently have one standing committee, the audit committee, which is comprised entirely of our three independent directors.

Audit Committee

Our audit committee consists of all of its independent directors, each of whom meets the independence standards established by the SEC for audit committees. Mark D. Linsz serves as chairman of the Audit Committee. The Board has determined that Mr. Linsz is an "audit committee financial expert" as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The Audit Committee operates pursuant to a written charter and meets periodically as necessary. A copy of the Audit Committee's charter is available on our website: *www.cnlstrategiccapital.com.* The Audit Committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The Audit Committee held 16 meetings during 2025. Mr. Linsz attended all meetings of the Audit Committee. Messrs. Posen and Woody attended 15 of the 16 meeting of the Audit Committee.

Other Board Committees

Currently, we do not have a nominating committee or a compensation committee. The Board is of the view that it is not necessary to have a nominating committee at this time because our board of directors is composed of only five members, a majority of whom are "independent" (as defined under our LLC Agreement). The Board does not have a compensation committee because we are externally managed and do not have any employees. We do not separately compensate our executive officers for their services as officers. However, the compensation payable to the Manager and the Sub-Manager pursuant to a management agreement (the "Management Agreement") and a sub-management agreement (the "Sub-Management Agreement"), respectively, have been separately approved by our board of directors.

Committee Charters and Other Corporate Governance Documents

The Board has adopted corporate governance policies and procedures that our board of directors believes are in the best interest of the company and our shareholders as well as compliant with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC, more particularly:

- A majority of our board of directors and all of the members of the Audit Committee are independent.

- The Board has adopted a charter for the Audit Committee; and one member of the Audit Committee is an "audit committee financial expert" as defined in the SEC rules.

- The Audit Committee hires, determines compensation of, and decides the scope of services performed by our independent auditors.

- We have adopted a Code of Business Conduct that applies to all directors and officers of the company and its subsidiaries, as well as all directors, officers and employees of the Manager and the Sub-Manager. The Code of Business Conduct sets forth the basic principles to guide their day-to-day activities. Other than as discussed above, we do not have a policy regarding the ability of our employees or directors to hedge our equity securities, including with respect to the types of transactions identified in Item 407(i)(1) of Regulation S-K. A copy of the Code of Business Conduct is posted on our website at www.cnlstrategiccapital.com.

- We have adopted a Whistleblower Policy that applies to all directors, managers and officers of the company and its subsidiaries and our Manager and certain individuals from other entities affiliated with the Manager who provide substantial management, administrative or other services to or for our benefit, and establishes procedures for the confidential, anonymous submission by such persons regarding improper accounting, internal controls, and auditing matters as violations of laws and other important Company policies.

- The Sponsor has adopted an Insider Trading Policy governing the purchase or sale of securities based on material nonpublic information by a director or officer of the Company that is reasonably designed to promote compliance with insider trading laws, rules and regulations. A copy of such Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 11. Executive Compensation

Board of Directors Compensation

Each independent director is entitled to receive a $25,000 annual fee for services as well as $2,000 per board of directors meeting attended, whether they participate by telephone or in person. Each director serving on the Audit Committee will receive $2,000 per Audit Committee meeting attended, whether they participate by telephone or in person. The chairman of our Audit Committee will receive an annual retainer of $10,000. Independent directors will also receive $2,000 per day for their participation in all meetings and other Company-related business outside of normally scheduled board of directors' meetings. In addition to the annual fee and fee for meeting attendance, as applicable, we will reimburse our independent directors for any reasonable out-of-pocket expenses incurred for its service as a director. No additional compensation will be paid for attending our annual meeting.

The table below sets forth the compensation received by each director from us for the fiscal year ended December 31, 2025:

Name	Fees Earned or Paid in Cash		Total Compensation	
Interested Directors:				
James M. Seneff, Jr	$	—	$	—
Arthur E. Levine [1]		—		—
Andrew M Schwartz [2]		—		—
Independent Directors:				
Mark D. Linsz	$	75,000	$	75,000
Benjamin A. Posen		63,000		63,000
Robert J. Woody		63,000		63,000

FOOTNOTES:
(1) Resigned effective October 31, 2025.
(2) Appointed effective November 1, 2025.

Compensation Discussion and Analysis

We are managed by the Manager pursuant to the Management Agreement. All of our executive officers are employees of the Manager or one or more of its affiliates. The Manager also provides administrative services to us under Administrative Services Agreement. In connection with its services, the Manager has agreed to provide us with personnel to serve as our appointed officers. Our appointed executive officers (who, while associated with the Manager, serve on our behalf) consist of our chief executive officer, chief financial officer, chief operating officer and senior managing director.

We have not paid, and do not intend to pay, any cash compensation to our executive officers and we do not currently intend to adopt any policies with respect thereto. We do not have agreements with any of our executive officers or any employees of the Manager or its affiliates with respect to their compensation. Pursuant to the Management Agreement, we pay the base management fee to the Manager, not to provide compensation to our executive officers, but to compensate the Manager for the services it provides for the day-to-day management of us (50% of which is paid to the Sub-Manager under the Sub-Management Agreement). No specific portion of the management fee is designated for use by the Manager as compensation to its employees who are our executive officers, and we are not required to, and do not, separately reimburse the Manager for compensation paid by the Manager to our executive officers. Rather, the Manager will determine the levels of base salary and cash incentive compensation that may be earned by our executive officers for services performed for the Manager, based on the time required for the performance of the duties of the Manager under the Management Agreement and such other factors as the Manager may determine are appropriate. The Manager will also determine whether and to what extent our executive officers will be provided with pension, deferred compensation and other employee benefits plans and programs for their services performed for the Manager. The Manager may choose to allocate any shares it acquires from us to one or more employees of the Manager or its affiliates from time to time and in its sole discretion. We do not play any role in the Manager's determination of how it compensates our executive officers as we are not entitled to review or approve compensation decisions made by the Manager under the terms of the Management Agreement or otherwise.

Accordingly, we do not have a compensation committee of our board of directors. The Audit Committee performs, to the extent that may be required, any duties typically delegated to a compensation committee of a board of directors. The Audit Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, has recommended to our board of directors that the Compensation Discussion and Analysis be included in this Annual Report.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows certain information as of March 19, 2026, with respect to the beneficial ownership of the Shares by (i) each director and nominee, (ii) each executive officer, and (iii) all of our directors and executive officers as a group As of March 19, 2026 there were approximately 36,906,557 total Shares outstanding consisting of 3,724,101 Class FA shares, 1,687,939 Class S shares, 9,257,524 Class A shares, 2,024,165 Class T shares, 3,067,485 Class D shares and 17,145,343 Class I shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.

Unless otherwise indicated, to our knowledge, all persons named in the table below have sole voting power and sole investment power with respect to the Shares indicated as beneficially owned. In addition, unless otherwise indicated, the address for each person named below is c/o CNL Strategic Capital, LLC, CNL Center at City Commons, Tower I, 450 South Orange Avenue, Suite 1400, Orlando, Florida, 32801.

Name and Address [1]	Number of Shares Beneficially Owned	Percentage of all Shares [2]
James M. Seneff, Jr	220,096 [3][4]	*
Andrew M Schwarz	—	*
Mark D. Linsz	2,705 [4][5]	*
Benjamin A. Posen	2,000 [4]	*
Robert J. Woody	5,475 [4][7]	*
Chirag J. Bhavsar	19,079 [4]	*
Tammy J. Tipton	6,153 [4][8]	*
Paul W. Drury	7,576 [9]	*
All executive officers and directors as a group (8 person)	263,084	0.71%

*   Represents beneficial ownership of less than 1%

(1) Unless otherwise indicated, the address of each beneficial owner is c/o CNL Strategic Capital, LLC, 450 South Orange Avenue, Suite 1400, Orlando, FL 32801-3336.
(2) Based on a total of 36,932,398 shares outstanding as of March 24, 2026.
(3) Represents 60,096 Class FA shares held of record by the Manager, CNL Strategic Capital Management, LLC, an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff. Also represents 160,000 Class FA shares held of record by CNL Strategic Capital Investment, LLC, which is indirectly controlled by Mr. Seneff.
(4) Includes common shares purchased in our private offerings.

(5) Represents 2,000 Class FA common shares and 705 Class A common shares.

(7) Represents 4,000 Class FA common shares and 1,475 Class A common shares.

(8) Represents 2,616 Class FA common shares, 375 Class A common shares, and 3,162 Class I common shares.

(9) Represents Class I common shares.

Item 13.   Certain Relationships and Related Transactions and Director Independence

Director Independence

A majority of our board of directors is comprised of "independent" directors as defined in our LLC Agreement. Based on its review of all relevant facts and circumstances, our board of directors has affirmatively determined that three of our five directors – Messrs. Linsz, Posen and Woody – qualify as independent directors under our LLC Agreement. A copy of our LLC Agreement is posted on our website at www.cnlstrategiccapital.com.

Policies Regarding Transactions with Certain Affiliates

Item 404 of the SEC's Regulation S-K requires disclosure by us of any transaction between us and any related persons the amount of which exceeds the lesser of $120,000 and 1% of the average of our total assets at year-end for the last two completed fiscal years, in which any related person had or will have a direct or indirect material interest. Related parties include any executive officers, directors, director nominees, beneficial owners of more than 5% of our voting securities, immediate family members of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons are employed and in which such person has 10% or greater beneficial ownership interest.

In order to reduce or eliminate certain potential conflicts of interest, our LLC Agreement contains restrictions and/or our board of directors has adopted written procedures, relating to (i) transactions between us and our Manager, our Sub-Manager or their respective affiliates and (ii) allocation of properties and loans among certain affiliated entities.

The Board, including a majority of our independent directors will evaluate at least annually whether the compensation that we contract to pay to the Manager and the Sub-Manager, and their respective affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by our LLC Agreement. The Board, including a majority of our independent directors, supervises the performance of the Manager and the Sub-Manager and their respective affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. On November 6, 2024, our board of directors, including a majority of our independent directors, approved the renewal of the Management Agreement, the Administrative Services Agreement, the Sub-Administration Agreement and the Sub-Management Agreement, respectively, for an additional one-year term through February 7, 2027, subject to earlier termination in accordance with its terms.

Conflicts of Interest

The Manager, the Sub-Manager and certain of their affiliates will have certain conflicts of interest in connection with the management of our business affairs including the following:

    ◦   Our executive officers and certain members of our board of directors serve as director and/or officers of various entities affiliated with the Manager and the Sub-Manager, as applicable.

    ◦   The Manager, the Sub-Manager, the Administrator, the Sub-Administrator and their respective affiliates provide services to us. The Administrator and the Sub-Administrator oversee the performance of other administrative and professional services provided to us by others, including by their respective affiliates.

    ◦   Regardless of the quality of our assets, the services provided to us or whether we pay distributions to our shareholders, the Manager and the Sub-Manager receive certain fees and expense reimbursements in connection with its services to us as the Manager and the Sub-Manager, respectively. Additionally, we may pay third parties directly or reimburse the costs or expenses of third parties paid by the Administrator and the Sub-Administrator for providing us with certain administrative services.

◦ The agreements between us and the Manager, the Sub-Manager or their affiliates are not arm's length agreements. In addition, as a result of the fact that we have some common management, including on our board of directors, with the Manager and the Sub-Manager, our board of directors may encounter conflicts of interest in enforcing our rights against the Manager, the Sub-Manager and their respective affiliates in the event of a default by, or disagreement with, any of the Manager, the Sub-Manager and their respective affiliates or in invoking powers, rights or options pursuant to any agreement between any of them and us.

◦ The Board is responsible for determining the net asset value of our assets (with the assistance from the Manager, the Sub-Manager and an independent valuation firm engaged by our board of directors to assist with the valuation of our businesses) and, because the base management fee is payable monthly for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, a higher net asset value would result in a higher base management fee to the Manager and the Sub-Manager. We value our assets monthly at fair value as determined in good faith by our board of directors based on input from the Manager, the Sub-Manager and the independent valuation firm. The determination of the average value of our gross assets reflects changes in the fair market value of our businesses.

◦ The Manager does not currently manage other clients; however, the Manager is not prohibited from doing so and the Manager may determine it is appropriate for us and one or more other clients managed in the future by the Manager or any of its affiliates to participate in an opportunity together. These co-opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other clients. The Manager will consider whether the transaction complies with the terms of our LLC Agreement or the partnership or limited liability company agreement of such other programs.

◦ The Sub-Manager and its affiliates currently manage various other clients and accounts. The Sub-Manager and its affiliates may (i) give advice and take action with respect to any of its other clients that may differ from advice given or the timing or nature of action taken with respect to us, so long as it is consistent with the provisions of the Sub-Manager's allocation policy and its obligations under the Sub-Management Agreement, and (ii) subject to an exclusivity agreement between the Manager and the Sub-Manager and its obligations thereunder, engage in activities that overlap with or compete with those in which the company and its subsidiaries, directly or indirectly, may engage. The company, on its own behalf and on behalf of its subsidiaries, has renounced any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for another client of the Sub-Manager or its affiliates to the extent such opportunity has been determined in good faith by the Sub-Manager not to be allocated to the company, all in accordance with the company's and the Sub-Manager's allocation policy. Certain of our officers and directors have made, and may from time to time in the future make, passive investments in private funds or other investment vehicles sponsored and/or managed by the Sub-Manager or one of its affiliates.

◦ Subject to our investment policy and its obligations under the Sub-Management Agreement, the Sub-Manager shall not have any obligation to recommend for purchase or sale any securities or loans which its principals, affiliates or employees may purchase or sell for its or their own accounts or for any other client or account if, in the opinion of the Sub-Manager, such transaction or investment appears unsuitable, impractical or undesirable for the Manager (on our behalf).

◦ The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs relating to the allocation of business opportunities by the Manager, the Sub-Manager and their respective affiliates to us and other clients. The Sub-Manager or its affiliates currently manage other clients that have a similar business strategy as us. The Sub-Manager will determine which opportunities it presents to us or another client with a similar business objective. The Sub-Manager may determine that an opportunity is more appropriate for another client managed by the Sub-Manager or any of its affiliates than it is for us and present such opportunity to the other client. In certain cases, the Sub-Manager, subject to approval by the Manager that the opportunity meets our investment objectives and final approval of such opportunity by our board of directors, may determine it is appropriate for us to participate in an acquisition opportunity alongside one or more other clients managed by the Sub-Manager or any of its affiliates. These co-opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other clients. To the extent the Sub-Manager identifies such co-opportunities, the Sub-Manager has developed an allocation policy to ensure that we are treated fairly and equitably. The Sub-Manager and its affiliates will utilize this allocation policy to determine how to allocate opportunities that may be appropriate for us or other of the Sub-Manager's or its affiliates' clients. As part of this policy, the Sub-Manager will consider a variety of factors in making allocation decisions, including a client's stated investment objectives, scope, criteria, guidelines, business strategy and available capital for investment. As a result, the Sub-Manager and its affiliates may determine, in its discretion, that it is appropriate to allocate opportunities to other clients in whole or in part as co-opportunities. The Sub-Manager will also consider whether the transaction complies with the terms of our LLC Agreement or the partnership or limited liability company agreement of such other programs and our investment policy. The Board has adopted its own allocation policy, which incorporates the Sub-Manager's allocation policy by reference. If we invest in a general partnership or joint venture with affiliates, management fees payable in connection with such an investment will be proportional to our respective interest in the investment or the value of services provided, as applicable. The independent directors of our board of directors will be responsible for oversight of the allocation process.

◦ Consistent with our allocation policy, in the event that a co-investment opportunity that the Manager has approved for potential participation does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-investment opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Broken deal costs will generally be allocated to us by the Sub-Manager *pro rata* based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we expect to participate in a co-investment opportunity with LLCP VII, or LMM III Fund which accumulates broken deal costs and our allocation in such co-investment opportunity has not been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VII, or 10% of the broken deal costs with respect to a co-investment with the LMM III Fund, subject to annual review by the Sub-Manager. We may similarly act as a dedicated co-investor for other private acquisition funds advised by affiliates of the Sub-Manager that are formed in the future, with our allocation percentage being determined at or prior to the time we begin pursuing co-investment opportunities with such vehicles and subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager's reasonable judgment and in a manner consistent with the Sub-Manager's fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a "lookback broken deal"). Subject to approval by the Manager, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. In the case of a lookback broken deal identified as an opportunity on a co-investment basis with LLCP VII or LMM III Fund, our allocable portion of such third party broken deal expenses will be 5% or 10%, respectively. Unless our board of directors approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.

◦ Our businesses may pay transaction fees to the Sub-Manager for services it provides to them and therefore our shareholders may be indirectly subject to such fees (except that no such transaction fees were charged on our acquisition of the initial businesses). These fees may be paid before we realize any income or gain. The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our businesses, on the one hand, and opportunities recommended to us, on the other hand.

Certain Relationships with Affiliates

We commenced the Initial Public Offering on March 7, 2018 and terminated the Initial Public Offering on November 1, 2021, after having raised aggregate gross offering proceeds of approximately $264.7 million from the sale of shares of our shares. We commenced the Follow-On Public Offering on November 1, 2021 and terminated the Follow-On Public Offering on November 1, 2024, after having raised aggregate gross offering proceeds of approximately $704.8 million from the sale of our shares in the Follow-On Public Offering. On November 1, 2024, we commenced the Second Follow-On Offering of up to $1.1 billion of shares of our shares.

The following discussion sets forth the agreements that we have entered into with affiliates in connection with the Public Offerings. The statements relating to each agreement set forth in this section and elsewhere in this Annual Report are subject to and are qualified in their entirety by reference to all of the provisions of such agreements, which are filed as exhibits with the SEC.

Manager and/or Sub-Manager

We pay each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement (the "Expense Support Agreement") described below. We incurred base management fees of approximately $24.0 million and $18.1 million during the years ended December 31, 2025 and December 31, 2024, respectively.

We also pay each of our Manager and our Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. We recorded total return incentive fees of approximately $30.3 million and $24.1 million for the years ended December 31, 2025 and December 31, 2024, respectively. The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. We accrue (but do not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and performs a final reconciliation and makes required payments at completion of each calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support Agreement described below. For purposes of this calculation, "Total Return to Shareholders" for any calendar quarter is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of such calendar quarter end. The terms "Total Return to Non-founder Shareholders" and "Total Return to Founder Shareholders" means the Total Return to Shareholders specifically attributable to each particular share class of Non-founder shares (Class A shares, Class T shares, Class D shares and Class I shares) or Founder shares (Class FA shares and Class S shares), as applicable.

The total return incentive fee for each share class is calculated as follows:

- No total return incentive fee will be payable in any calendar year in which the annual Total Return to Shareholders of a particular share class does not exceed 7% (the "Annual Preferred Return").

- As it relates to the Non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of Non-founder shares, if any, that exceeds the Annual Preferred Return, but is less than or equal to 8.75%, or the "Non-founder breakpoint," in any calendar year, will be payable to the Manager ("Non-founder Catch Up"). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.

- As it relates to Founder shares, all of the Total Return to Founder Shareholders with respect to each particular share class of Founder shares, if any, that exceeds the Annual Preferred Return, but is less than or equal to 7.777%, or the "founder breakpoint," in any calendar year, will be payable to the Manager ("Founder Catch Up"). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders of a particular share class once the Total Return to Founder Shareholders of a particular share class exceeds 7.777% in any calendar year.

- For any quarter in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for Non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for Founder shares, 10% of the Total Return to Founder Shareholders of a particular class, in each case because the annual preferred and relevant catch ups will have been achieved.

- For purposes of calculating the Total Return to Shareholders, the change in our net asset value is subject to a High Water Mark. The "High Water Mark" is equal to the highest year-end net asset value, for each share class of our shares since inception, adjusted for any special distributions resulting from the sale of our assets, provided such adjustment is approved by our board of directors. If, as of each calendar year end, our net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in our net asset value for such share class in excess of the High Water Mark, and (B) if our net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in our per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in our per share net asset value will be included the calculation of Total Return to Shareholders for such share class. For the years ended December 31, 2025, 2024, 2023, 2022, 2021, 2020 and 2019, the High Water Marks were as follows:

For the year ended:	Class FA	Class A	Class T	Class D	Class I	Class S
December 31, 2019	$ 26.65	$ 26.44	$ 26.54	$ 26.23	$ 26.55	N/A
December 31, 2020	27.64	26.91	27.01	26.61	27.15	$ 27.64
December 31, 2021	29.97	28.67	28.67	28.24	29.06	30.08
December 31, 2022	32.62	30.66	30.66	30.35	31.18	32.84
December 31, 2023	34.90	32.46	32.46	32.11	32.88	35.39
December 31, 2024	36.67	33.64	33.64	33.31	34.06	37.25
December 31, 2025	39.55	35.68	35.72	35.42	36.12	40.09

For purposes of this calculation, "Average Adjusted Capital" for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

We reimburse our Manager and our Sub-Manager and their respective affiliates for certain third party operating expenses and pursuit costs incurred in connection with their provision of services to us, including fees, costs, expenses, liabilities and obligations relating to our activities, acquisitions, dispositions, financings and business, subject to the terms of our LLC Agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support Agreement. We do not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for our behalf.

We entered into an Expense Support Agreement with the Manager and the Sub-Manager, which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support Agreement (the "Expense Support"). Expense Support is paid by the Manager and Sub-Manager annually in arrears.

The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. Beginning on February 7, 2018 and continuing until the Expense Support Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support Agreement). The term of the Expense Support Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the "Excess Operating Funds"), we use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the "Conditional Reimbursements") as described further in the Expense Support Agreement. Our obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support Agreement.

Since inception, we have received cumulative Expense Support from the Manager and Sub-Manager of approximately $5.1 million. During the year ended December 31, 2025, we recorded Expense Support due from the Manager and Sub-Manager of $1.0 million. During the year ended December 31, 2024, we recorded reimbursement of Expense Support of approximately less than $0.1 million. Expense support (reimbursement) is paid by (to) the Manager and Sub-Manager annually in arrears.

Under the Public Offerings, we reimburse our Manager and our Sub-Manager, along with their respective affiliates, for the organization and offering costs (other than selling commissions and placement agent / dealer manager fees) they have incurred on our behalf only to the extent that such expenses do not exceed 1.5% of the cumulative gross proceeds from the Public Offerings. We incurred an obligation to reimburse the Manager and Sub-Manager for approximately $1.9 million and $1.3 million in organization and offering costs based on actual amounts raised through the Public Offerings during the years ended December 31, 2025 and 2024, respectively. These costs will be recognized by us in future periods as we receive future offering proceeds from its Public Offering to the extent such costs are within the 1.5% limitation.

Managing Dealer

Under the Public Offerings, we pay CNL Securities Corp., an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Public Offerings (excluding sales pursuant to our distribution reinvestment plan). The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers. Under the Public Offerings, we pay the Managing Dealer a distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares (excluding Class T shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee accrues daily and is paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fee is an ongoing fee that is allocated among all Class T and Class D shares, respectively, and is not paid at the time of purchase. The Manager also provides us with certain administrative services under the Administrative Services Agreement. The Sub-Manager also provides certain other administrative services to us under the Sub-Administration Agreement with the Manager. We may pay third parties directly or reimburse the costs or expenses of third parties paid by the Administrator and the Sub-Administrator for providing us with certain administrative services.

Payments to Related Parties

Related party fees and expenses incurred for the years ended December 31, 2025 and 2024 are summarized below (in thousands):

Related Party	Source Agreement & Description	Years Ended December 31,	
		2025	2024
Managing Dealer	Managing Dealer Agreement:		
	Commissions [1]	$ 624	$ 2,282
	Dealer manager fees [1]	358	322
	Distribution and shareholder servicing fees [2]	1,336	1,313
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement:		
	Offering expense reimbursement[3][4]	1,893	1,265
	Base management fees[3]	23,993	18,083
	Total return incentive fees[3]	30,321	24,119
Manager and Sub-Manager	Agreement:		
	Expense Support	(950)	(20)
	Agreement:		
	Reimbursement of Expense Support	—	—
Manager	Administrative Services Agreement:		
	Reimbursement of third-party operating expenses[3][5]	130	511
	Shareholder servicing fees[2]	660	—
Sub-Manager	Sub-Management Agreement:		
	Reimbursement of third-party pursuit costs[3][6]		
		1,264	1,301

FOOTNOTES:
(1) Included in "Issuance of common shares through the Public Offerings" in our consolidated statements of changes in net assets.
(2) Included in "Distribution and shareholder servicing fees" in our condensed consolidated statements of operations.
(3) Expenses subject to Expense Support, if applicable.
(4) Offering expense reimbursements are capitalized on our consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company's statements of operations over the lesser of the offering period or 12 months.
(5) Included in "Professional services" in our consolidated statements of operations.
(6) Includes reimbursement of third-party fees incurred for investments that did not close, including fees and expenses associated with performing due diligence reviews.

The following table presents amounts due to related parties as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	2024
Due from related parties		
Expense Support	$ 950	$ 20
Total due from related parties	$ 950	$ 20
Due to related parties:		
Total return incentive fees	$ (30,321)	$ (24,119)
Base management fees	(2,222)	(1,758)
Offering expenses	(65)	(138)
Distribution and shareholder servicing fees	(115)	(115)
Reimbursement of third-party operating expenses and pursuit costs	(17)	(276)
Total due to related party	$ (32,740)	$ (26,406)
Total due to related parties, net	$ (31,790)	$ (26,386)

Indemnification

The Management Agreement and the Sub-Management Agreement provide certain indemnification to the Manager and Sub-Manager, and their respective officers managers, partners, members, agents, employees, controlling persons, shareholders and any other person or entity affiliated with the Manager or Sub-Manager. The managing dealer agreement provides certain indemnification to the extent permitted by applicable federal and state law (including, but not limited to federal and state securities laws) to the Managing Dealer and each distribution participant, and their respective officers, directors, partners, employees, associated persons, agents and control persons. In addition, our LLC Agreement provides certain indemnifications to its officers, directors, agents, and certain other persons. As of December 31, 2025, management believed that the risk of incurring of any losses for such indemnification was remote.

Item 14.   Principal Accountant Fees and Services

The Board and Audit Committee have re-appointed Ernst & Young LLP, 200 S. Orange Ave., Suite 2800, Orlando, FL 32801, as our independent registered public accounting firm and as auditors of our consolidated financial statements for 2026. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 2017.

At the Annual Meeting, the shareholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2026. We are not required to have the shareholders ratify the selection of Ernst & Young LLP as our independent registered public accounting firm; however, we are doing so because it believes it is a matter of best corporate practices. In the event of a negative vote on such ratification, the Audit Committee will reconsider the appointment. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year, if the Audit Committee determines that such a change would be in the best interests of us and our shareholders. Representatives of Ernst & Young LLP are not expected to be present at the Annual Meeting, but will have the opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Fees to Auditors

The following table shows the audit fees and non-audit related fees incurred or paid to Ernst & Young LLP for professional services performed for our fiscal years ended December 31, 2025 and 2024.

	Years Ended December 31,	
	2025	2024
Audit fees [1]	$ 795,038	$ 592,060
Audit-related fees [2]	—	40,000
Tax fees [3]	—	62,000
All other fees [4]	—	—
Total Fees	$ 795,038	$ 694,060

(1) "Audit Fees" consists of fees billed for professional services rendered for the audit of our year end financial statements and quarterly reviews, and services that are normally provided by Ernst & Young LLP in connection with regulatory filings.

(2) "Audit-Related Fees" are those fees billed to us relating to audit services provided by Ernst & Young LLP, including fees for services performed by Ernst & Young LLP that are closely related to the audit and in many cases could only be provided by our independent auditors, which are not reported under Audit Fees. Such services include consents related to our registration statement on Form S-1 and assistance with and review of other documents filed with the SEC including documents related to our registration statement on Form S-1.

(3) "Tax Fees" are those fees billed to us in connection with tax services performed by Ernst & Young LLP, including, routine on-call tax advisory services, tax compliance services and preparation of our income tax returns.

(4) "All Other Fees" are those fees billed to us in connection with permitted non-audit services performed by Ernst & Young LLP other than the services disclosed above.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

We maintain an auditor independence policy that, among other things, mandates that the Audit Committee review, negotiate and approve in advance the scope of work, any related engagement letter and the fees to be charged by the independent registered public accounting firm for audit services and permissible non-audit services for us, and for permissible non-audit services for our investment advisers and any affiliates thereof that provide services to us, if such non-audit services have a direct impact on the operations or financial reporting of the company. All of the audit and non-audit services described above for which fees were incurred by the Company for the fiscal year ended December 31, 2025, were pre-approved by our audit committee in accordance with its pre-approval policy.

Item 15.   Exhibits and Financial Statement Schedules

(a)   Financial Statements

1.   The Company is required to file the following separate audited financial statements of its unconsolidated subsidiaries which are filed as part of this report:

    i.   Sill Holdings, LLC
           Independent Auditor's Report
           Consolidated Balance Sheets as of December 31, 2025 and 2024
           Consolidated Statements of Operations for the Year Ended December 31, 2025 and 2024
           Consolidated Statements of Changes in Stockholders' Equity for the Year Ended December 31, 2025 and 2024
           Consolidated Statements of Cash Flows for the Year Ended December 31, 2025 and 2024
           Notes to Consolidated Financial Statements

    ii.   Clarion Safety Holdings, LLC and Subsidiaries
           Independent Auditor's Report
           Consolidated Balance Sheets as of December 31, 2025 and 2024
           Consolidated Statements of Operations for the Year Ended December 31, 2025 and 2024
           Consolidated Statements of Changes in Members' Equity for the Year Ended December 31, 2025 and 2024
           Consolidated Statements of Cash Flows for the Year Ended December 31, 2025 and 2024
           Notes to Consolidated Financial Statements

(b)   Exhibits

The following exhibits are filed or incorporated as part of this report.

Exhibit No.	Description
3.1	Certificate of Formation of CNL Strategic Capital, LLC dated August 8, 2016 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
3.2	Eighth Amended and Restated Limited Liability Company Operating Agreement of CNL Strategic Capital, LLC(incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 10-K filed with the SEC on March 31, 2025).
4.1	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
4.2	Form of Subscription Agreement (incorporated by reference to Appendix B to the Prospectus filed pursuant to Rule 424(b)(3) with the SEC on November 1, 2024).
4.3	Fifth Amended and Restated Share Repurchase Agreement (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2024).
4.4	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2021).
10.1	Sixth Amended and Restated Management Agreement dated as of June 23, 2025 by and between CNL Strategic Capital, LLC and CNL Strategic Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 24, 2025).

Exhibit No.	Description
10.2	Second Amended and Restated Sub-Management Agreement dated as of February 28, 2018 by and among CNL Strategic Capital, LLC, CNL Strategic Capital Management, LLC and Levine Leichtman Strategic Capital, LLC (incorporated by reference to Exhibit 10.2 to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on March 1, 2018).
10.3	Escrow Agreement dated February 14, 2018 by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2018).
10.4	First Amendment to Escrow Agreement by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on April 18, 2019).
10.5	Second Amendment to Escrow Agreement by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 16, 2019).
10.6	Third Amendment to Escrow Agreement by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2020).
10.7	Escrow Letter Agreement relating to the Escrow Agreement dated February 14, 2018, as supplemented and amended, by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.7 to the Pre-Effective Amendment No. 3 to the Registration Statement on Form s-1 (File No. 333-253295) filed with the SEC on October 22, 2021).
10.8	Amended and Restated Administrative Services Agreement dated as of February 7, 2018 by and between CNL Strategic Capital, LLC and CNL Strategic Capital Management, LLC (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.9	Amended and Restated Sub-Administration Agreement dated as of February 7, 2018 by and among CNL Strategic Capital, LLC, CNL Strategic Capital Management, LLC and Levine Leichtman Strategic Capital, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.10	Amended and Restated Expense Support and Conditional Reimbursement Agreement dated as of February 7, 2018 by and among CNL Strategic Capital, LLC, CNL Strategic Capital Management, LLC and Levine Leichtman Strategic Capital, LLC (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.12	Note Purchase Agreement dated as of February 7, 2018 by and among Lawn Doctor, Inc., LD Strategic Capital DebtCo, LLC and Aspire Capital Group, LLC (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.13	Note Purchase Agreement dated as of February 7, 2018 by and among Polyform Products Company, Inc. and Polyform Strategic Capital DebtCo, LLC (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.14	Service Agreement dated as of February 7, 2018 by and between CNL Capital Markets Corp. and CNL Strategic Capital Management, LLC (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.15	Stock Contribution and Purchase Agreement dated June 26, 2019 by and between Michael Auriemma and Roundtable Acquisition, LLC. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on 10-Q filed with the SEC on August 8, 2019).
10.16	Membership Interest Purchase Agreement dated April 1, 2021 by and among Huron Title Buyer, LLC and certain sellers of the ATA Holding Company, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2021).

Exhibit No.	Description
10.17	Stock Purchase Agreement dated October 7, 2021, by and among Douglas Machines Buyer, Inc., Douglas Machines Corp., and Douglas Acquisition Company, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 8, 2021).
10.18	Note Purchase Agreement dated October 7, 2021, by and among Douglas Machines Buyer, Inc., Douglas Machines Corp., Douglas Machines Holdings, LLC, and DM Strategic Capital DebtCo, LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 8, 2021).
10.19	Unit Purchase Agreement dated December 9, 2021, by and among Clarion Safety Buyer, LLC, the Members of Clarion Safety Systems, LLC, and Clarion Investment Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 9, 2021).
10.24	Escrow Amendment dated August 24, 2022 by and between the Company, CNL Securities Corp., and UMB Bank, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on August 29, 2022).
10.25	Loan and Security Agreement dated February 15, 2024 by and between CNL Strategic Capital B, Inc. and Valley National Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 20, 2024).
10.26	The Pledge and Assignment of Bank and Deposit Accounts Agreement dated February 15, 2024 by and between the Company and Valley National Bank (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 20, 2024).
10.27	Guaranty Agreement dated February 15, 2024 by and between the Company and Valley National Bank (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on February 20, 2024).
10.28	First Amendment to Loan and Security Agreement dated February 15, 2025 by and between CNL Strategic Capital B, Inc. and Valley National Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 21, 2025).
19.1	Insider Trading Policy, (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-k filed with the SEC on March 31, 2025.)
21.1*	List of Subsidiaries.
23.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young, LLP.
23.2*	Consent of Independent Registered Public Accounting Firm - Plante & Moran, PLLC
23.3*	Consent of Independent Registered Public Accounting Firm - PKF O'Connor Davies, LLP
24.1*	Power of Attorney (included on the signature page).
31.1*	Certification of Chief Executive Officer of CNL Strategic Capital, LLC, Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer of CNL Strategic Capital, LLC, Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer of CNL Strategic Capital, LLC, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	The following materials from CNL Strategic Capital, LLC Annual Report on Form 10-K for the year ended December 31, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language); (i) Consolidated Statements of Assets and Liabilities, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Net Assets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Schedules of Investments, and (vi) Notes to the Consolidated Financial Statements.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

---

*   Filed herewith

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Sill Holdings, LLC and Subsidiaries

Consolidated Financial Statements

December 31, 2025


Sill Holdings, LLC and Subsidiaries
Consolidated Financial Statements


TABLE OF CONTENTS

Independent Auditor’s Report

To the Board of Directors
Sill Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Sill Holdings, LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2025 and 2024 and the related consolidated statements of operations, members’ equity , and cash flows for the years then ended and the related notes through the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audits of the Consolidated Financial Statements* section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that audits conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing audits in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audits.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

/s/Plante & Moran, PLLC
March 10, 2026

Sill Holdings, LLC and Subsidiaries
Consolidated Balance Sheet
As of December 31, 2025 and December 31, 2024

		2025		2024
Assets				
Current Assets				
Cash and cash equivalents	$	5,244,632	$	5,001,820
Accounts receivable, net		7,958,862		6,387,465
Prepaid expenses and other current assets		494,769		571,063
Canadian income taxes receivable		113,245		78,694
Total current assets		13,811,508		12,039,042
Property and Equipment, Net		562,719		540,077
Goodwill		89,710,785		87,076,659
Intangible Assets, Net		17,383,642		18,369,364
Right-of-use Operating Assets		1,583,604		1,882,843
Deferred Tax Asset, Net		—		68,619
Total assets	$	123,052,258	$	119,976,604
Liabilities and Members' Equity				
Current Liabilities				
Accounts payable	$	548,899	$	1,300,243
Accrued compensation		2,879,064		1,357,537
Other accrued expenses and current liabilities		163,400		358,049
Seller payable		206,425		2,210,966
Holdback payable		650,000		—
Current portion of earnout payable		2,000,000		—
Current portion of operating lease liabilities		498,438		358,606
Total current liabilities		6,946,226		5,585,401
Senior Secured Note		16,000,000		16,000,000
Long-term Operating Lease Liabilities, Net of current portion		1,109,991		1,527,584
Deferred Tax Liability		226,525		—
Earnout Payable		850,000		1,380,000
Total liabilities		25,132,742		24,492,985
Members' Equity		97,919,516		95,483,619
Total liabilities and members' equity	$	123,052,258	$	119,976,604

See notes to consolidated financial statements.

Sill Holdings, LLC and Subsidiaries
Consolidated Statement of Operations
For the year ended December 31, 2025 and 2024

		2025		2024
Net revenue	$	41,270,289	$	22,311,300
Operating Expenses				
Selling, general, and administrative expenses		28,853,475		16,199,751
Amortization and depreciation		3,558,303		2,735,996
Unit option expense		171,046		225,344
Total operating expenses		32,582,824		19,161,091
Operating income		8,687,465		3,150,209
Nonoperating Income and (Expense)				
Transaction expenses		(1,104,974)		(1,800,507)
Interest expense		(2,273,770)		(2,296,521)
State and local taxes		(93,908)		(39,568)
Fair value adjustment to contingent consideration		(1,330,746)		500,000
Other income		16,959		766
Total nonoperating expense		(4,786,439)		(3,635,830)
Income (Loss) Before Income Taxes		3,901,026		(485,621)
Provision for Income Taxes		(664,462)		(911,053)
Consolidated Net (Income) Loss		3,236,564		(1,396,674)
Other Comprehensive Income (Loss)				
Gain (loss) on foreign currency translation adjustments		128,287		(167,282)
Comprehensive Net Income (Loss)	$	3,364,851	$	(1,563,956)

See notes to consolidated financial statements.

129

Sill Holdings, LLC and Subsidiaries
Consolidated Statement of Members' Equity
For the year ended December 31, 2025 and 2024

	Members' Capital		Accumulated (Deficit)/ Earnings		Accumulated Other Comprehensive Income/(Loss)		Total	
Balance, December 31, 2023	$	59,100,000	$	(1,010,686)	$	32,917	$	58,122,231
Issuance of 24,208 Class A Units and 5,397 Class B Units		39,000,000		—		—		39,000,000
Distributions		(300,000)		—		—		(300,000)
Consolidated net loss		—		(1,396,674)		—		(1,396,674)
Unit option compensation expense		225,344		—		—		225,344
Foreign currency translation adjustments		—		—		(167,282)		(167,282)
Balance, December 31, 2024	$	98,025,344	$	(2,407,360)	$	(134,365)	$	95,483,619
Issuance of 3,071 Class A Units and 54 Class B Units		5,800,000		—		—		5,800,000
Distributions		(6,900,000)		—		—		(6,900,000)
Consolidated net income		—		3,236,564		—		3,236,564
Unit option compensation expense		171,046		—		—		171,046
Foreign currency translation adjustments		—		—		128,287		128,287
Balance, December 31,2025	$	97,096,390	$	829,204	$	(6,078)	$	97,919,516

See notes to consolidated financial statements.

130

Sill Holdings, LLC and Subsidiaries
Consolidated Statement of Cash Flows
For the year ended December 31, 2025 and 2024

		2025		2024
Cash Flows from Operating Activities				
Consolidated net income (loss)	$	3,236,564	$	(1,396,674)
Adjustments to reconcile net loss to net used in operating activities:				
Depreciation expense		172,581		154,160
Amortization of intangible assets		3,385,722		2,581,747
Bad debt expense		244,154		157,768
Non-cash lease expense		21,478		2,121
Deferred income tax benefit		295,144		547,928
Unit option expense		171,046		225,344
Fair value adjustment of contingent consideration		1,330,746		(500,000)
Changes in operating assets and liabilities that (used) provided cash:				
Accounts receivable		(1,555,511)		(2,034,955)
Prepaid expenses and other assets		113,610		164,742
Accounts payable		(751,344)		(104,078)
Accrued expenses and other current liabilities		1,227,702		(127,553)
Canadian income taxes payable		(34,551)		(163,340)
Net cash provided in (used in) operating activities		7,857,341		(492,790)
Cash Flows from Investing Activities				
Purchases of property and equipment		(195,223)		(197,335)
Cash paid for acquisitions, net of cash acquired		(4,222,266)		(26,950,018)
Net cash used in investing activities		(4,417,489)		(27,147,353)
Cash Flows from Financing Activities				
Equity proceeds for business acquisitions, Class A and Class B Units		5,700,000		32,000,000
Distributions paid		(6,900,000)		(300,000)
Payments on payables to seller		(2,125,327)		(706,034)
Net cash provided by (used in) financing activities		(3,325,327)		30,993,966
Effect on exchange rates on foreign subsidiary assets and liabilities		128,287		(167,282)
Net increase in cash		242,812		3,186,541
Cash and cash equivalents, beginning of period		5,001,820		1,815,279
Cash and cash equivalents, end of period	$	5,244,632	$	5,001,820
Supplemental Disclosures of Cash Flow Information				
Interest paid	$	2,273,770	$	2,296,521
Significant Noncash transactions				
Holdback payable	$	650,000	$	—
Issuance of rollover Units in connection with business acquisitions	$	100,000	$	7,000,000
Fair value of earnout issued with business acquisitions	$	—	$	1,380,000

See notes to consolidated financial statements.

131

Note 1 – Nature of Business

Sill Holdings, LLC ("Holdings") is a Delaware limited liability company formed on September 28, 2023 and began operations on October 20, 2023 in connection with the acquisition of ANS Intermediate Holdco, LLC ("Intermediate"), an Ohio limited liability company formed on August 6, 2018, and Alex N. Sill Insurance Adjustment Company (Canada), Ltd. ("ANS Canada"). The purchase of Intermediate occurred through Sill Buyer, LLC ("US Buyer"), a Delaware limited liability company formed on September 28, 2023 and a wholly owned subsidiary of Holdings. The purchase of ANS Canada occurred through Sill Canadian Holdings, LLC ("Canadian Buyer"), a wholly owned subsidiary of Holdings. Subsequent to the transaction closing, Canadian Buyer was immediately amalgamated into ANS Canada. Intermediate wholly owns Alex N. Sill Company, LLC ("ANS"), National Forensic Solutions, LLC ("NFS"), and Canadian Claim Quantification Services, Inc. ("CCQS"). ANS and NFS are Ohio limited liability company's formed on April 15, 1932 and October 8, 2020, respectively. CCQS and ANS Canada are Ontario Business Corporations formed on November 30, 2021 and December 24, 1987, respectively. As further described in Note 3, Intermediate purchased all of the issued and outstanding stock of Seltser & Goldstein, LLC ("SGPA") and Young Adjustment Company, LLC ("Young") during 2024 and ANS purchased substantially all of the assets of Precision Public Adjusting, LLC ("PPA") during 2025. The aforementioned entities are collectively referred to as "the Company."

The Company is among the leading public adjusting and specialty insurance consulting firms representing business and property owners in connection with their property insurance claims. The Company focuses on providing expert claim preparation, management and resolution services across North America. Through its wide range of services (including end-to-end property loss adjusting, forensic accounting, and business interruption analysis), the Company delivers expert representation and support for claims stemming from fire, catastrophic, and other related events.

The Company is headquartered in Cleveland, Ohio.

Note 2 – Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Sill Holdings, LLC and all of its wholly owned subsidiaries, as noted above. All intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and all related amendments (Accounting Standards Codification (ASC) 606).

Under Topic 606, revenue is recognized when or as the customer obtains control of promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. To achieve this principle, the Company analyzes its contracts under the following five steps:

  1. Identify the contract with the customer.
  2. Identify the performance obligation(s) in the contract.
  3. Determine the transaction price.
  4. Allocate the transaction price to performance obligation(s) in the contract.
  5. Recognize revenue when or as a performance obligation is satisfied.

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance, and collectability of consideration is probable.

Note 2 – Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company's performance obligation within a contract, generally, is to assist in the preparation, presentation, and adjustment of the claim(s) of loss for each of the insured's coverage types. The typical lifecycle for the preparation, presentation, and adjustment can take up to 22 months and in most cases, includes three coverage types: building, contents, and business interruption.

This performance obligation within the contract is considered satisfied in full when the Company receives explicit confirmation from the insurer of an agreed settlement, for all types of coverage in which the Company has been engaged to consult on. The transaction price is measured as the amount of consideration the Company expects to be entitled to in exchange for services provided, which in most cases is equal to a percentage of the negotiated claim proceeds for each coverage type. The Company cannot reasonably estimate the variable consideration until an agreement has been reached with the insurance company.

An enforceable right to bill for service does not exist until an agreed upon settlement is received. The Company recognizes revenue over time based on the right to invoice as the agreed settlement for each coverage type is confirmed. Payment is due generally 30 days from time of invoice.

Appropriate provisions are made for uncollectible accounts based on historical loss experience, economic conditions, and credit risk, considering both expected future losses as well as current incurred losses. The adequacy of the allowances are assessed quarterly.

Incremental costs to obtain contracts are expensed as incurred. Selling, general and administrative expenses are charged to expense as incurred. Substantially all of the Company's sales arrangements are short-term in nature and therefore do not contain a significant financing component.

For the years ended December 31, 2025 and December 31, 2024, the Company's revenue attributable to Canada operations (CCQS and ANS Canada) represented approximately 9% and 15% of net revenue, respectively.

Cash and Cash Equivalents

Cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less at the time of acquisition.

Adoption of New Accounting Pronouncement

In July 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The ASU introduced a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under the practical expedient, the Company assumes that current conditions as of the balance sheet date will not change for the remaining life of the asset.

The Company adopted the new guidance on January 1, 2025 on a prospective basis. The adoptions of this guidance did not have a significant impact on the financial statements.

Note 2 – Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable represent amounts billed to customer and not yet collected or amounts that were earned and are recorded when the right to consideration becomes unconditional. Accounts receivable are recorded at the invoiced amount, which approximates net realizable value, and do not bear interest. Net accounts receivable total $7,958,862, $6,387,465, and $2,760,059 as of December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

The allowance for doubtful accounts is our best estimate of the amount of expected credit losses in our existing accounts receivable. We determine the allowance based on our historical collection experience and by performing an analysis of our accounts receivable in light of the current economic environment. This estimate of expected losses reflects those losses expected to occur over the contractual life of the receivable. The Company review's the allowance for doubtful accounts on a regular basis and, when necessary, provides an allowance for the full amount of specific accounts deemed to be uncollectible. Account balances are charged off against the allowance in the period in which we determine that it is probable the receivable will not be received. A summary of the changes in the allowance for doubtful account for the year ended December 31, 2025 and December 31, 2024 is as follows:

Balance, December 31, 2023	$	7,868
Provision for credit losses		157,768
Recoveries of amounts previously written off		—
Write-offs charged against the allowance		(25,462)
Balance, December 31, 2024	$	140,174
Provision for credit losses	$	244,154
Recoveries of amounts previously written off		—
Write-offs charged against the allowance		(168,118)
Balance, December 31, 2025	$	216,210

Property and Equipment

Property and equipment acquired as part of the business acquisitions described in Note 3 are recorded at their estimated fair values as of the acquisition date. All other property and equipment are recorded at cost. Depreciation is computed straight line over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the lesser of the lease term or estimated useful life of the improvements. Maintenance and repairs are charged to operations when incurred, while betterments and renewals are capitalized. Gains or losses are recognized upon the sale or disposal of the assets.

Leases

The Company records leases under ASC Topic 842, Leases ("ASC Topic 842"). Under ASC Topic 842, a lease is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company's contracts determined to be, or contain, a lease include explicitly or implicitly identified assets where the Company has the right to substantially all of the economic benefits of the assets and has the ability to direct how and for what purpose the assets are used during the lease term. Leases are classified as either operating or financing. For operating leases, the Company has recognized a lease liability equal to the present value of the remaining lease payments, and a right of use asset equal to the lease liability, subject to certain adjustments. The Company used its incremental borrowing rate to determine the present value of the lease payments. The Company's incremental borrowing rate is the rate of interest that it would have to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Refer to Note 12 for more details regarding the Company's leasing arrangements.

Note 2 – Significant Accounting Policies (continued)

Goodwill

The recorded amount of goodwill from the acquisitions described Note 3 is based on management's best estimate of the fair values of assets acquired and liabilities assumed at the Date of Acquisition. Goodwill is assessed for impairment at each reporting date. In the event that the fair value is less than the carrying value, the Company recognizes an impairment charge to goodwill through the statement of operations. During both the years ended December 31, 2025 and December 31, 2024 there were no impairment charges recognized.

Intangible Assets

Intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. During both the years ended December 31, 2025 and December 31, 2024 there were no impairment events identified; accordingly, no impairment charges to earnings were recognized.

Line of Credit

The Company entered into a line of credit with a financial institution on April 5, 2024 with an initial maturity date of April 5, 2025, which can be used for working capital and general purposes up to $5,000,000. The unpaid principal balance of cash advances under the revolving line of credit bear interest at the greater of (a) 2.00% or (b) the Secured Overnight Financing Rate plus 2.00%. During 2025, the Company amended the line of credit to extend the maturity date to April 5, 2026. There are no required periodic principal payments until maturity, at which time all amounts outstanding come due.

Income Taxes

Sill Holdings, LLC is a C Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company concluded that there are no uncertain tax positions that would require recognition in the financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Translation

The Company translates the financial statements of its foreign subsidiaries, CCQS and ANS Canada, into United States dollars at each reporting date. The foreign subsidiary balance sheet amounts are translated at the exchange rate in effect at the end of the year with the amounts reported on the statement of operations being translated at a weighted-average exchange rate in effect during the reporting period. The aggregate effect of translating the financial statements is included as a component of comprehensive income.

Note 2 – Significant Accounting Policies (continued)

Foreign Currency Transactions

The expression of assets and liabilities in a foreign currency amount gives rise to exchange gains and losses when such obligations are paid in United States dollars. Foreign currency exchange rate adjustments (i.e., differences between amounts recorded and actual amounts owed or paid) are reported in the consolidated statement of operations as the foreign currency fluctuations occur. Foreign currency exchange rate adjustments are reported in the consolidated statement of cash flows using the exchange rates in effect at the time of the cash flows.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of foreign currency translation adjustments from the foreign subsidiaries.

Risks, Uncertainties, and Major Clients

The Company generally maintains cash on deposit at banks in excess of federally insured amounts. The Company has not experienced any losses in such accounts. There were no customer concentrations during both the year ended December 31, 2025 and December 31, 2024.

Note 3 – Business Combinations

2024 Business Combinations

On June 28, 2024, Intermediate acquired all of the outstanding and issued stock of Seltser & Goldstein, LLC. SGPA provides commercial and residential public adjusting services throughout the New England region. On December 20, 2024, Intermediate acquired all of the outstanding and issued stock of Young Adjustment Company, LLC. Young provides commercial and residential public adjusting services throughout the Mid-Atlantic region of the United States. These consolidated financial statements include the results of SGPA and Young operations from the date of acquisition through December 31, 2024. The following table summarizes the fair value of the consideration transferred for the SGPA and Young acquisitions:

	SGPA	Young
Cash	$ 22,607,304	$ 7,355,342
Common units rollover - 4,743 (SGPA) and 654 (Young) Class B Units of Sill Holdings, LLC	6,000,000	1,000,000
Earnout payable	350,000	1,030,000
Contingent consideration	2,600,000	817,000
Fair value of total consideration transferred	$ 31,557,304	$ 10,202,342

The fair value of the 4,743 and 654 Class B units issued as part of the consideration transferred was agreed to between the parties on the acquisition dates and was determined at the time of each acquisition using the current value method.

Note 3 – Business Combinations (continued)

2024 Business Combinations (continued)

The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed:

	SGPA	Young
Cash	$ 2,168,171	$ 844,457
Accounts receivable	839,520	864,177
Accrued revenue	—	46,522
Prepaid expenses and other current assets	97,972	56,284
Property and equipment	191,755	—
Right-of-use operating asset	—	462,305
Trade name	4,200,000	2,000,000
Customer relationships	1,600,000	900,000
Accounts payable and other current liabilities	(898,918)	(503,058)
Operating lease liability	—	(462,305)
Total identifiable net assets	8,198,500	4,208,382
Goodwill	23,358,804	5,993,960
Total	$ 31,557,304	$ 10,202,342

At the time of acquisition, accounts receivable acquired from SGPA and Young totaled $1,154,278 and $1,114,091, respectively, with expected collections of $839,520 for SGPA and $864,177 for Young. During 2025, the expected collections on the acquired SGPA and Young accounts receivable increased to $924,301 and $989,770, respectively.

The identifiable intangible assets acquired and associated useful life and valuation methodologies are as follows:

	SGPA	Young	Useful Life (Yrs)	Valuation Methodology
Customer Relationships	$ 1,600,000	$ 900,000	3	Excess Earnings
Trade Name	4,200,000	2,000,000	15	Relief from Royalty
Total identifiable intangible assets	$ 5,800,000	$ 2,900,000		

The goodwill recognized from the 2024 acquisitions is attributable primarily to the value of the assembled workforce and growth potential of SGPA and Young. The SGPA and Young Acquisition were treated as the acquisition of assets for income tax purposes. Accordingly, the goodwill generated as part of the transaction will be deductible for tax purposes over 15 years.

The terms of the SGPA purchase agreement allow the selling parties of SGPA to receive additional proceeds of up to $1,000,000 (the "SGPA Earnout") upon the achievement of certain revenue targets during the twelve-month period ending December 31, 2025. At the time of acquisition, the fair value prescribed to the SGPA Earnout was $350,000 and was determined through forecasted earnings and a monte carlo simulation based option pricing model. As of December 31, 2024 the fair value of the SGPA Earnout is $350,000. As of December 31, 2025 the Company expects to settle the SGPA earnout for $1,000,000 based on the achievement of the associated revenue targets and as such recorded an increase to the earnout payable of $650,000 during the year-ended December 31, 2025. The SGPA Earnout will be settled during the year ended December 31, 2026 and as such, is classified as a current liability on the consolidated balance sheet. In addition to the SGPA Earnout, the selling parties of SGPA are entitled to 50% of fees collected ("WIP Payments") based on the realization of work-in-process as of the closing date that is actually collected by the Company in cash during the twelve-month period ending on June 28, 2025, not to exceed $2,750,000.

Note 3 – Business Combinations (continued)

2024 Business Combinations (continued)

At the time of acquisition, the value prescribed to the WIP Payments of $2,600,000 is based on the fair value of the amount to be paid. Based on the progress towards realization of the closing date work-in-process as December 31, 2024 and December 31, 2025, the Company recognized fair value adjustments of $500,000 and $327,513, respectively, as separate components of nonoperating income on the consolidated statement of operations. During the year ended December 31, 2025, the Company settled the WIP Payments owed to the selling parties of SGPA through total cash remittances of $1,066,453.

The terms of the Young purchase agreement allow the selling parties of Young to receive additional proceeds of up to $2,000,000 (the "Young Earnout"), split between two payments of up to $1,000,000, upon the achievement of certain revenue targets during the twelve-month period ending December 20, 2025 and the twelve-month period ending December 20, 2026. At the time of acquisition, the fair value prescribed to the Young Earnout was $1,030,000 and was determined through forecasted earnings and a monte carlo simulation based option pricing model. As of December 31, 2024 the fair value of the Young Earnout is $1,030,000. During the year ended December 31, 2025, the Company increased the fair value of the expected amount owed under the Young Earnout to $1,850,000. The Company expects to settle $1,000,000 of the Young Earnout during the year ended December 31, 2026 and the remaining amount of $850,000 during the year ended December 31, 2027. In addition to the Young Earnout, the selling parties of Young are entitled to receive additional proceeds ("AR Payments") based on the Company's collection of certain receivables as of the acquisition date.

At the time of acquisition, the fair value prescribed to the AR Payments of $817,000 is based on the expected collections of such receivables. During the year ended December 31, 2025 the Company made total cash remittances of $899,277 to the selling parties of Young. As of December 31, 2025, the fair value prescribed to the remaining expected AR Payments is $105,982.

The Company incurred transaction related expenses of $1,165,404 and $635,103 in connection with the acquisition of SGPA and Young, respectively, which are recorded as nonoperating expense on the consolidated statement of operations. Immediately following the purchase of SGPA, the Company executed a lease agreement to lease the existing SGPA office space from the selling members of SGPA. Total lease payments made under the related party lease agreement during the years ended December 31, 2025 and December 31, 2024 totaled $181,800 and $90,000, respectively.

2025 Business Combinations

On November 21, 2025, ANS purchased substantially all of the assets and liabilities of Precision Public Adjusting, LLC. PPA provides commercial and residential public adjusting services throughout Georgia. The following table summarizes the fair value of the consideration transferred for the PPA acquisition:

Cash	$	4,222,266
Holdback payable		650,000
Common units rollover - 54 Class B Units of Sill Holdings, LLC		100,000
Fair value of total consideration transferred	$	4,972,266

The fair value of the 54 Class B Units issued as part of the consideration transferred was agreed to between the seller and ANS on the acquisition date and was determined using the current value method.

Note 3 – Business Combinations (continued)

2025 Business Combinations (continued)

The following table summarizes the acquisition date fair value of the assets acquired and liabilities assumed:

Accounts receivable	$	260,040
Prepaid expenses and other current assets		23,826
Security deposits		13,490
Right-of-use operating asset		134,363
Trade name		1,200,000
Customer relationships		1,100,000
Non-competition agreements		100,000
Accounts payable and other current liabilities		(119,334)
Due to seller		(260,040)
Operating lease liability		(134,363)
Total identifiable net assets		2,317,982
Goodwill		2,654,284
Total	$	4,972,266

Accounts receivable acquired from PPA totaled $260,040, all of which is expected to be collected. The terms of the PPA purchase agreement require ANS to remit all such collections on the acquired receivables to the selling party of PPA. As of December 31, 2025, a total of $100,443 remains payable to the selling party of PPA.

The identifiable intangible assets acquired and associated useful life and valuation methodologies are as follows:

	Amount	Useful Life (Yrs)	Valuation Methodology
Trade name	$ 1,200,000	7	Relief from Royalty
Customer relationships	1,100,000	5	Excess Earnings
Non-competition agreements	100,000	5	Lost Income
Total identifiable intangible assets	$ 2,400,000		

The goodwill recognized from the acquisition is attributable primarily to the value of the assembled workforce and growth potential of PPA. The acquisition was treated as the acquisition of assets for income tax purposes and as a result, the goodwill generated will be deductible for tax purposes. The Company incurred transaction related expenses of $762,779 in connection with the acquisition of PPA, which are recorded as nonoperating expenses in the consolidated statement of operations.

Note 4 – Property and Equipment
The Company's property and equipment are summarized as follows:

	2025	2024	Depreciable Life, years
Computer equipment and software	$ 664,401	$ 483,303	5
Furniture and fixtures	77,040	62,915	5
Leasehold Improvements	165,386	165,386	Life of lease
Office equipment	3,143	3,143	5
Total cost	909,970	714,747	
Accumulated depreciation	347,251	174,670	
Net property and equipment	$ 562,719	$ 540,077	

Depreciation expense was $172,581 and $154,160 for the year ended December 31, 2025 and December 31, 2024.

Note 5 –Intangible Assets

Intangible assets of the Company at December 31, 2025 are summarized as follows:

Amortized intangible assets:	Gross Carrying Amount	Accumulated Amortization	Net
Trade name (15-year life)	$ 14,100,000	$ (1,722,079)	$ 12,377,921
Trade name (7-year life)	1,200,000	(19,047)	1,180,953
Customer Relationships (3-year life)	7,000,000	(4,404,122)	2,595,878
Customer Relationships (5-year life)	1,100,000	(24,444)	1,075,556
Internally-developed software (3-year life)	200,000	(144,444)	55,556
Non-competition agreements (5-year life)	100,000	(2,222)	97,778
Total intangible assets	$ 23,700,000	$ (6,316,358)	$ 17,383,642

Intangible assets of the Company at December 31, 2024 are summarized as follows:

Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net
Trade name (15-year life)	$ 14,100,000	$ (782,079)	$ 13,317,921
Customer Relationships (3-year life)	7,000,000	(2,070,779)	4,929,221
Internally-developed software (3-year life)	200,000	(77,778)	122,222
Total intangible assets	$ 21,300,000	$ (2,930,636)	$ 18,369,364

Amortization expense for the year ended December 31, 2025 and December 31, 2024 was $3,385,722 and $2,581,747, respectively.

Note 5 –Intangible Assets (continued)

The estimated amortization expense for the next five years ending December 31 and thereafter is as follows:

Years Ending	Trade Name	Customer Relationships	Internally developed Software	Non-Competition Agreements	Total
2026	$ 1,111,429	$ 2,303,333	$ 55,556	$ 20,000	$ 3,490,318
2027	1,111,429	732,554	—	20,000	1,863,983
2028	1,111,429	220,000	—	20,000	1,351,429
2029	1,111,429	220,000	—	20,000	1,351,429
2030	1,111,429	195,547	—	17,778	1,324,754
Thereafter	8,001,729	—	—	—	8,001,729
Total	$ 13,558,874	$ 3,671,434	$ 55,556	$ 97,778	$ 17,383,642

Note 6 – Senior Secured Note

In connection with the 2023 acquisition described in Note 1, the Company entered into a note purchase agreement with the majority member for an aggregate principal amount of $16 million (the "Senior Secured Note"). There are no principal amounts payable or due until the maturity date of October 20, 2030, at which time the entirety of the principal balance outstanding comes due. The Senior Secured Note bears interest at 14% per annum, payable monthly, and is secured by substantially all of the Company's assets. The total interest expense incurred during the year ended December 31, 2025 and December 31, 2024 amounted to $2,273,770 and $2,296,521, respectively. The note purchase agreement includes a quarterly maximum leverage covenant and, among other items, restricts the ability of the Company to enter into certain transactions, as further described in the note purchase agreement. The Company was in compliance with such covenants as of both December 31, 2025 and December 31, 2024. As of December 31, 2025 and December 31, 2024 the total principal outstanding under the Senior Secured Note is $16 million.

Note 7 – Members' Equity

As of December 31, 2025 the authorized, issued, and outstanding units are as follows:

Units	Authorized	Issued	Outstanding	Contributed Capital
Class A Units	85,828	85,828	85,828	$ 96,249,134
Class B Units	6,002	6,002	6,002	7,650,866

As of December 31, 2024 the authorized, issued, and outstanding units are as follows:

Units	Authorized	Issued	Outstanding	Contributed Capital
Class A Units	82,757	82,757	82,757	$ 90,549,134
Class B Units	5,948	5,948	5,948	7,550,866

Distributions shall be made when and as declared by the Board of Managers, and are paid ratably to the holders of Class A Units and Class B Units. Class A Unitholders are entitled to one vote per Class A Unit. Class B Units do not have voting rights.

Note 8 – Unit Options

The Company's 2024 Unit Option Plan (the "Plan") was approved by the Board of Managers on March 20, 2024 and permits the grant of unit options to Company employees for up to 6,500 Class B Units. The Company believes that such awards better align the interests of its employees with those of the Class A Unitholders and Class B Unitholders. Unit option awards are generally granted with an exercise price equal to the market price of the Company's units at the date of grant.

During the year ended December 31, 2024 the Company granted 3,408 unit option awards, of which 1,136 are time-vesting options, 1,136 return-vesting options, and 1,136 are performance-vesting options. The time-vesting unit options vest based on 5 years of continuous service, with 20% vesting at each anniversary date. The return-vesting unit options vest upon the majority member achieving certain internal rate of return and multiple of invested capital metrics upon a change in control event. The performance-vesting unit options vest annually based on certain EBITDA targets and continuous service requirements as defined in the Plan, beginning for the year ended December 31, 2024 and through December 31, 2028. In connection with the achievement of the EBITDA targets for both the year ended December 31, 2025 and December 31, 2024, a total of 217 unit options vested for each year. The Company is not able to conclude with a high degree of probability that the EBITDA performance targets for performance conditions unit options vesting from December 31, 2026 through December 31, 2028 are probable of being met and therefore is not recording expense for such unit options. The options all have a 10-year contractual term and provisions that provide for accelerated vesting upon a change in control event, as defined in the Plan. When calculating the amount of annual compensation expense, the Company has elected not to estimate forfeitures and instead accounts for forfeitures as they occur. The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model with weighted-average assumptions. The expected volatilities are based on historical volatility of comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. A summary of the assumptions used in the Black-Scholes option valuation model is as follows:

Calculated volatility	32.26 %
Range of expected dividends	0.00
Expected Term in Years	7.50
Risk-Free Rate	4.17 %
Weighted Average Grant Date Fair Value	$ 320

The following table summarizes option activity under the Plan for the year ended December 31, 2025:

Options	Number of Units		Weighted-average Exercise Price	Weighted-average Remaining Contractual Term (Years)
Outstanding as of December 31, 2023	—	$	—	—
Granted	3,408		1,012	10.00
Exercised	—		—	—
Forfeited or Expired	—		—	—
Outstanding at December 31, 2024	3,408	$	1,012	9.25
Granted	—	$	—	—
Exercised	—		—	—
Forfeited or Expired	—		—	—
Outstanding at December 31, 2025	3,408	$	1,012	8.25

The Company recorded $171,046 and $225,344 of compensation expense related to unit option activity during the years ended December 31, 2025 and December 31, 2024, respectively. At December 31, 2025 there is $676,550 of total unrecognized compensation cost related to nonvested unit-based compensation arrangements granted under the Plan.

Note 9 – Retirement Plan

The Company has a defined contribution plan covering substantially all of its employees who meet the eligibility requirements and who elect to participate. In accordance with the terms of the plan, the Company may contribute a discretionary amount for each participant and make certain qualified matching contributions throughout the plan year. The Company's discretionary matching contributions for the year ended December 31, 2025 and December 31, 2024 were $333,056 and $243,164, respectively.

Note 10 – Contingencies

The Company records loss contingencies for claims or legal matters when the outcome is reasonably determinable and a loss can be reasonably estimated. No such claims or legal matters existed during both the year ended December 31, 2025 and December 31, 2024.

Note 11 – Income Taxes

The federal and state provision for income taxes for the year ended December 31, 2025 is as follows:

Jurisdiction:		Current		Deferred		Net
Federal	$	44,674	$	262,611	$	307,285
State		64,017		38,628		102,645
Non-US		246,248		8,284		254,532
Total income tax expense (benefit)	$	354,939	$	309,523	$	664,462

The federal and state provision for income taxes for the year ended December 31, 2024 is summarized as follows:

Jurisdiction:		Current		Deferred		Net
Federal	$	—	$	446,163	$	446,163
State		—		69,294		69,294
Non-US		383,044		12,552		395,596
Total income tax expense (benefit)	$	383,044	$	528,009	$	911,053

Note 11 – Income Taxes (continued)

Components of the Company's deferred tax assets and liabilities as of December 31, 2025 and December 31, 2024 are as follows:

	2025	2024
Deferred tax assets:		
Interest expense	$ 171,944	$ 640,976
Other	35,985	10,947
Accrued bonus	311,674	78,921
Lease liabilities	387,798	439,361
Transactions costs	791,839	713,200
Net operating losses	40,146	230,074
Stock compensation	95,486	54,283
Allowance for doubtful accounts	127,916	62,614
Total deferred tax assets	1,962,788	2,230,376
Deferred tax liabilities:		
Property and equipment	67,771	52,613
Prepaid expenses	58,655	52,657
Other receivables	47,271	—
Right-of-use assets	382,170	437,717
Intangible assets	991,719	460,971
Total deferred tax liabilities	1,547,586	1,003,958
Valuation allowance	641,727	1,157,799
Net deferred tax (liability) asset	$ (226,525)	$ 68,619

At December 31, 2025, the Company has a total net federal operating loss carryforward of approximately $166,659 which does not expire.

The ultimate realization of deferred income tax assets is dependent on the generation of future taxable income during the periods in which the related temporary differences become deductible. As of December 31, 2025, using forecasted taxable income, certain deferred tax assets will not be utilized in the forecast period. As a result, the Company recorded a valuation allowance of $641,727 as of December 31, 2025.

During the year ended December 31, 2025, differences between the provision for income tax expense at the federal statutory rate of 21% and the income tax benefit in the consolidated statements of operations relate to state taxes and valuation allowance impacts.

Note 12 – Leases

The Company has entered into contracts to lease office space with terms that expire at various dates through 2029. Under ASC Topic 842, the lease term at the lease commencement date is determined based on the non-cancellable period for which the Company has the right to use the underlying asset, together with any periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option, periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option, and periods covered by an option to extend (or not to terminate) the lease in which the exercise of the option is controlled by the lessor. The Company considered a number of factors when evaluating whether the options in its lease contracts were reasonably certain of exercise, such as length of time before option exercise, expected value of the leased asset at the end of the initial lease term, importance of the lease to overall operations, costs to negotiate a new lease, and any contractual or economic penalties.

Note 12 – Leases (continued)

The components of lease expense, which are included in selling, general, and administrative expenses in the consolidated statement of operations during the year ended December 31, 2025 and December 31, 2024, and other lease related disclosures are as follows:

	2025		2024	
Amortization of right-of-use assets	$	431,426	$	270,768
Interest on lease liabilities		145,561		100,400
Total lease cost	$	576,987	$	371,168
Cash lease payments	$	560,453	$	365,568
Variable lease costs	$	205,936	$	87,141
Weighted-average remaining lease term		38 months		50 months
Weighted-average discount rate		8.3%		8.5%

Future maturities of the Company's operating lease liabilities of December 31, 2025 is as follows:

Years Ending		Amount
2026	$	613,242
2027		539,763
2028		467,926
2029		223,161
Total lease payments		1,844,092
Less: Imputed interest		(235,663)
Present value of lease liabilities	$	1,608,429

Note 13 – Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including March 10, 2026, which is the date the financial statements were available to be issued.

Clarion Safety Holdings, LLC and Subsidiaries

Consolidated Financial Statements

December 31, 2025 and 2024

146

Clarion Safety Holdings, LLC and Subsidiaries
Consolidated Financial Statements

TABLE OF CONTENTS

Independent Auditors' Report

To the Members
Clarion Safety Holdings, LLC and Subsidiaries
Milford, Pennsylvania

Opinion

We have audited the accompanying consolidated financial statements of Clarion Safety Holdings, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clarion Safety Holdings, LLC and Subsidiaries as of December 31, 2025 and 2024, and the results of their consolidated operations and their consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Clarion Safety Holdings, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Clarion Safety Holdings, LLC and Subsidiaries' ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Clarion Safety Holdings, LLC and
- Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Clarion Safety Holdings, LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF O'Connor Davies, LLP
Newburgh, New York
March 13, 2026

Clarion Safety Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

		December 31		
		2025		**2024**
ASSETS				
Current Assets				
Cash and cash equivalents	$	8,434,693	$	3,509,807
Accounts receivable, less allowance for credit losses of $15,803 and $0 for 2025 and 2024		4,983,488		2,433,196
Inventory		2,127,672		1,049,535
Prepaid expenses		524,642		131,860
Total Current Assets		16,070,495		7,124,398
Property and equipment, net		6,404,062		2,033,621
Other Assets				
Intangible assets, net		8,101,705		6,285,064
Goodwill		67,937,541		65,720,377
Right of Use Asset		470,560		174,617
Total Other Assets		76,509,806		72,180,058
Total Assets	$	98,984,363	$	81,338,077
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	4,861,731	$	2,508,824
Operating lease liability, current portion		101,811		42,078
Total Current Liabilities		4,963,542		2,550,902
Long-Term Liabilities				
Operating lease liability, net of current portion		368,749		132,539
Deferred Tax Liability		655,286		47,247
Loan Payable		22,500,000		22,500,000
Total Liabilities		28,487,577		25,230,688
Commitments and Contingencies				
Members' Equity		70,496,786		56,107,389
Total Liabilities & Members' Equity	$	98,984,363	$	81,338,077

See notes to consolidated financial statements

Consolidated Statements of Operations

		Year Ended December 31,		
		2025		**2024**
Net Sales	$	32,507,800	$	17,574,218
Cost of goods sold		13,062,380		4,895,993
Gross Profit		19,445,420		12,678,225
Operating Expenses		9,153,222		5,534,515
Income from Operations		10,292,198		7,143,710
Other Expenses				
Interest expense		(3,421,875)		(3,431,250)
Interest Income		207,787		100,284
Fair value adjustment of contingent consideration		(2,308,501)		(1,792,000)
Other expenses		(2,543,174)		(1,371,945)
Total Other Expenses		(8,065,763)		(6,494,911)
Income Before Income Taxes		2,226,435		648,799
Tax Expense		(626,173)		(186,568)
Net Income	$	1,600,262	$	462,231

See notes to consolidated financial statements

151

Clarion Safety Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Member's Equity

	Year Ended December 31			
		2025		**2024**
Balance, beginning of year	$	56,107,389	$	56,337,077
Net income		1,600,262		462,231
Capital contributions		13,986,682		52,173
Issuance of 1,009 Class B units from Arrow Industrial Solutions, LLC Earnout		1,233,668		—
Stock Based Compensation Expense		318,785		155,908
Distributions		(2,750,000)		(900,000)
Balance, end of year	$	70,496,786	$	56,107,389

See notes to consolidated financial statements

152

Clarion Safety Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

		Year Ended December 31,		
		2025		**2024**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	1,600,262	$	462,231
Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization		1,712,149		1,025,953
Deferred tax expense		608,039		179,782
Stock-based compensation expense		318,785		155,908
Fair value adjustment of contingent consideration		2,308,501		1,792,000
Change in allowance for credit loss		15,803		—
Loss (Gain) on sale of fixed asset		236		(2,389)
Changes in operating assets and liabilities				
Accounts receivable		(883,802)		(901,130)
Inventories		81,400		(14,289)
Prepaid expenses		(213,894)		113,758
Accounts payable and accrued expenses		1,015,963		(642,558)
Net Cash Provided By Operating Activities		6,563,442		2,169,266
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of Fixed Assets		(468,020)		(47,725)
Acquisition of assets of McLoone Metal Graphics, Inc.		(12,407,218)		—
Net Cash From Investing Activities		(12,875,238)		(47,725)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital contributions by members		13,986,682		52,173
Distributions to members		(2,750,000)		(900,000)
Net Cash From Financing Activities		11,236,682		(847,827)
Net Change in Cash		4,924,886		1,273,714
Balance, beginning of year		3,509,807		2,236,093
Balance, end of year	$	8,434,693	$	3,509,807
Supplemental Disclosure of Cash Flow Information				
Cash paid for:				
Interest	$	3,421,875	$	3,431,250
Taxes	$	18,134	$	6,786

See notes to consolidated financial statements

153

Clarion Safety Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

1.   **Organization**

Nature of Business: Clarion Safety Holdings, LLC and Subsidiaries is composed of Clarion Safety Holdings, LLC, which was formed in the state of Delaware on November 23, 2021, Clarion Safety Buyer, LLC, which was formed in the state of Delaware on November 23, 2021, Clarion Safety Systems, LLC and Machine Safety Specialists, LLC (collectively the "Company"). The liability of the members of the Company is limited to the members' total capital contribution.

2.   **Significant Accounting Policies**

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Fair value is a market-based measurement, which is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques for fair value measurements include the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost), which are each based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The Company utilizes a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels:

  Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

  Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and mode-derived valuations whose inputs are observable or whose significant value drivers are observable.

  Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition: The majority of the Company's revenue relates to the sale of product safety labels, facility signs, and machine guarding to customers. The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606 "Revenue from Contracts with Customers". Revenue is recognized when control of the product transfers to the customer in an amount that represents the consideration expected to be received in exchange for those products. The Company considers control to have transferred when legal title, physical possession, and significant risks and rewards of ownership of the asset have transferred to the customer and the collection of the transaction price is reasonably assured, most of which occur upon shipment or delivery of goods to customers. Given the nature of the Company's business, revenue recognition practices do not contain estimates that materially affect the results of operations.

With the acquisition of Machine Safety Specialists, LLC on June 3, 2022, the Company also generates revenue from professional services to its customers. A single contract could include one or multiple performance obligations. For contracts that have multiple performance obligations, the total transaction price is allocated to each performance obligation based on its relative standalone price, which is determined based on the overall pricing objective. Revenue is recognized when the services are provided, the performance obligations have been satisfied and the final report is issued to the customer.

154

2.   Significant Accounting Policies (continued)

Revenue is generated under a project-billing arrangement. Project billing arrangements involve an agreement between the service provider and the customer on the full scope of the deliverables from the work to be preformed and one set price for the completion of each defined deliverable within that agreed scope. Reimbursable expenses are recognized as expenses in the period in which the expense is incurred.

Accounts Receivable and Allowance for Credit Losses:
Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The amount of accounts receivable and corresponding allowance for credit losses are presented on the consolidated balance sheet. The Company maintains allowances for credit losses resulting from the expected failure or inability of its customers to make required payments. The Company recognizes the allowance for credit losses at inception and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience with bad debts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions, as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics.

The Company records a provision for expected credit losses using an aging schedule approach. Expected credit losses are determined on the basis of how long a receivable has been outstanding. At each reporting period, the Company assesses whether financial assets in a pool continue to display similar risk characteristics. If particular receivables no longer display risk characteristics that are similar to those of the receivables in the pool, the Company may determine that it needs to move those receivables to a different pool or perform an individual assessment of expected credit losses for those specific receivables. As of December 31, 2025 and 2024, allowance for credit losses totaled $15,803 and $0.

Net accounts receivable total $4,983,488, $2,433,196, and $1,532,066 as of December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

Inventories: Inventories are valued at the lower of cost or net realizable value with cost being determined on the average cost basis. Costs included in inventories consist of materials, labor and overhead, which are related to the purchase or production of inventories.

Advertising and Promotional Costs: Advertising and promotional costs are charged to operations as incurred and amounted to $288,241 and $194,329 for the years ended December 31, 2025 and 2024, respectively.

Property and Equipment: Fixed assets are recorded at cost. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Major renewals and betterments are capitalized. Fixed assets are being depreciated over their estimated useful lives, which range from 3 years to 39 years as shown below:

> Building & Improvements 15 – 39 years
> Furniture, Fixtures and Equipment 3 – 7 years

Impairment of Long-Lived Assets: The Company evaluates long-lived assets, which include computer hardware and software, equipment, furniture and fixtures, vehicles, and buildings and improvements for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Long-lived assets under certain circumstances are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less cost to sell. No impairment adjustments were required to be recognized during the years ended December 31, 2025 and 2024.

Income Taxes: A current tax asset or liability is recognized for the estimated taxes refundable or payable on tax returns for the year. Deferred tax assets or liabilities are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting.

Goodwill: The recorded amounts of goodwill from business combinations are based on management's estimates of the fair values of assets acquired and liabilities assumed at the date of acquisition. Goodwill has an indefinite useful life and is not amortized, but instead is assessed annually for impairment or when there are indications of impairment.

2.   Significant Accounting Policies (continued)

No impairment losses were recognized during the years ended December 31, 2025 or 2024.

Intangible Assets: Acquired intangible assets are stated at cost and subject to amortization. The assets are amortized using the straight-line method over the estimated useful lives of the assets of 10-15 years. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate the carrying amounts may not be recovered. No impairment losses were recognized during the years ended December 31, 2025 and 2024.

Concentration of Credit Risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per financial institution. At December 31, 2025 and 2024 there was $0 and $128,072 exceeding federally insured limits, respectively.

For the year ended December 31, 2025, the Company purchased 27% of materials from one supplier. For the year ended December 31, 2024, the Company purchased 33% of materials from two suppliers, each of which exceeded 10% of the Company's material purchases.

Leases

As of December 15, 2023, the Company leases office space and determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets ("ROU assets"), and operating lease liabilities on the accompanying consolidated balance sheets. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU Assets and liabilities are recognized at the lase commencement date based on the present value of lease payments over the lease term. The leases do not provide an implicit borrowing rate. The Company uses a risk-free rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Contingencies: The Company may be, from time to time, a party to various contingencies, including litigation and claims, arising in the normal course of business. Because contingencies are inherently unpredictable, particularly in cases where claimants seek substantial or indeterminable damages or where proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss related to such matters, how or when such matters will be resolved, or what the settlement might be where there is only a reasonable possibility that a loss may have been incurred.

3. **Business Combinations**

Acquisition of McLoone Metal Graphics, Inc.

The Company acquired the assets and certain liabilities of McLoone Metal Graphics, Inc. on February 5, 2025 for $12,407,218. The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed:

Accounts receivable	$	1,682,293
Inventory		1,159,537
Prepaid expenses & other current assets		178,888
Property and equipment		4,531,447
Trade name and trademarks		2,900,000
Accounts payable and accruals		(262,111)
Total identifiable assets		10,190,054
Goodwill		2,217,164
Total	$	12,407,218

As part of the sale $668,750 was paid to an escrow agent. These amounts will be disbursed within a year of closing. The Company has included the $668,750 of the escrow as a component of the consideration transferred in exchange for McLoone Metal Graphics, Inc.

In connection with the acquisition, the Company incurred $871,807 in acquisition related costs. These costs are incurred in other expenses in the consolidated statements operations and consist primarily of legal and other professional service fees.

The purchase price allocation is recorded at fair value as Level 3 inputs determined by management based on various market and income analysis.

The carrying values of working capital components approximate their fair values as of February 5, 2025 due to their short-term natures. The net fixed assets are approximated by its fair value as of February 5, 2025 due to the nature of the property and equipment acquired.

The fair values of the trade name and trademarks are determined using the relief from royalty method and includes estimates and assumptions such as the revenue growth rate, the royalty rate, the economic life of the trade name and trademarks and the weighted cost of capital. The fair value of the design library is determined using the multi-period excess earnings method and includes estimates and assumptions such as revenue growth and contributory asset charges. The fair value of the acquired workforce, which is included in goodwill, is determined using estimates and assumptions such as the headcount, the estimated salaries and employee benefits of the workforce and the replacement cost per employee.

The excess of the purchase price over the fair value of the assets acquired its attributed to goodwill. The factors contributing to the excess purchase price include an analysis of the markets in which the Company is conducting business, its potential growth, the processes and know-how of the Company, and its competitive position within the marketplace. The amount of goodwill that is deductible for tax purposes is $2,217,164.

To finance the acquisition, Clarion Safety Holdings, LLC members contributed $13,500,000 of capital to members' equity.

3.   **Business Combinations (continued)**

Acquisition of Arrow Industrial Solutions, LLC

The Company acquired the assets of Arrow Industrial Solutions, LLC on December 15, 2023 for $6,987,469.

In connection with the acquisition, the agreement provides for potential earn-out consideration of up to $2,250,000 for December 31, 2024 and up to $2,250,000 for December 31, 2025 for a maximum totaling $4,500,000 contingent upon Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA") thresholds of Arrow Industrial Solutions, LLC. The EBITDA earn-out minimum threshold to earn a portion of the earn-out is $2,000,000. If earn-out considerations are earned, the payments will be a mix of one-third cash and two-thirds Class B Units of the Company valued at their then-current fair market value determined by the Board of Directors. Management has assessed the rolling twelve month EBITDA, revenue estimates, and income levels with respect to the likelihood of achieving the earn-out criteria.

Arrow Industrial Solutions, LLC achieved an earnout totaling $2,250,000 for the year ended December 31, 2025, which is to be paid out once the audited financial statements are issued. As of December 31, 2025, the entire earnout is included in accounts payable and accrued expenses on the consolidated balance sheets. As of December 31, 2024, the projected earnout included in accounts payable and accrued expenses was $1,792,000. However, the final earnout after the updated adjusted EBITDA for December 31, 2024 was $1,850,501. In 2025, $616,833 was paid in cash and $1,233,668 was issued in 1,009 Class B units. Since the likelihood of earning the earnout at acquisition was not likely and not included, the adjustment to fair value of contingency consideration of $2,308,501 is included in other expenses on the consolidated statement of operations, which includes $58,501 from December 31, 2024 and $2,250,000 from December 31, 2025.

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 consisted of the following:

	2025	2024
Beginning balance	$ 65,720,377	$ 65,720,377
Goodwill acquired during the year	2,217,164	—
Ending balance	$ 67,937,541	$ 65,720,377

4.   **Inventory**

Inventory consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Raw materials	$ 1,611,357	$ 821,931
Work In Progress	98,321	—
Finished Goods	417,994	227,604
	$ 2,127,672	$ 1,049,535

5. **Property and Equipment**

Property and equipment, net consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Land	$ 1,210,200	$ 410,200
Building and Improvements	2,908,085	1,517,539
Furniture, Fixtures and Equipment	3,195,139	386,867
	7,313,424	2,314,606
Less accumulated depreciation and amortization	909,362	280,985
	$ 6,404,062	$ 2,033,621

Depreciation Expense was $628,790 and $119,817 for the years ended December 31, 2025 and 2024. For the year ended December 31, 2025, there were two assets sold for $3,750 that had a cost basis of $4,400 and a net book value of $3,986 resulting in a loss of sale of assets of $236. For the year ended December 31, 2024, there was an asset sold for $5,732 that had a cost basis of $4,223 and net book value of $3,343 resulting in gain on sale of asset of $2,389.

6. **Intangible Assets**

Intangible assets include trade names, trademarks and design library with finite lives, which are amortized on a straight-line basis.

Intangible assets consisted of the following as of December 31, 2025 and 2024:

	Estimated Useful Life	December 31, 2025 Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:			
Trade name and trademarks	10-15 years	$ 8,740,500	$ 2,550,735
Design Library	10 years	3,220,866	1,308,925
		$ 11,961,366	$ 3,859,661

	Estimated Useful Life	December 31, 2024 Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:			
Trade name and trademarks	10 years	$ 5,840,500	$ 1,789,464
Design Library	10 years	3,220,866	986,838
		$ 9,061,366	$ 2,776,302

Amortization expense on intangible assets for the years ended December 31, 2025 and 2024 was $1,083,359 and $906,137, respectively. Amortization expense for each of the next five years is $1,099,470 and $2,604,355 thereafter.

7. **Long-Term Debt**

On December 9, 2021, in conjunction with the acquisition of Clarion Safety Systems, LLC, the Company entered into a note purchase agreement for a $22,500,000 senior secured note with a related party, Clarion Strategic Capital DebtCo, LLC, an entity related to the majority owner of the Company (see Note 1). The note contains an annual interest rate of 15% and matures on December 9, 2028. Payment of the note is due in full on the maturity date. The Company may prepay the note at a premium based upon the schedule set forth in the note purchase agreement. The note purchase agreement is collateralized by substantially all assets and was guaranteed by the Company. The note purchase agreement contains a restrictive financial covenant beginning in March 2022 for a maximum total leverage ratio of 7.00 to 1.00. As of December 31, 2025 and 2024, the Company was in compliance with its debt covenant.

Interest expense on this note for the years ended December 31, 2025 and 2024 was $3,421,875 and $3,431,250, respectively.

8. **Lease Commitments**

Operating Leases:

Effective December 15, 2023, the Company entered a five-year operating lease agreement on office space and determined if an arrangement is a lease at inception. On April 30, 2025, the initial lease was terminated, and the Company entered into a new five-year lease agreement on May 1, 2025 for office space that expires on April 30, 2030

Balance sheet information related to operating leases is as follows as of December 31, 2025 and 2024:

	December 31,	
	2025	**2024**
Operating lease ROU assets	$ 470,560	$ 174,617
Current portion of operating lease liabilities	101,811	42,078
Noncurrent portion of operating lease liabilities	368,749	132,539

The components of least cost were as follows for the year ended December 31, 2025 and 2024:

	2025	2024
Lease Expense		
Operating lease Cost	$ 94,400	$ 48,000

Information associated with the measurement of the Company's operating lease obligations as of December 31, 2025 and 2024 is as follows:

	2025	2024
Remaining lease term in years for operating Leases	4.33	3.92
Discount rate for operating leases	3.81%	3.91%

As of December 31, 2025, maturities for operating lease liabilities were as follows:

2026	$ 117,600
2027	117,600
2028	117,600
2029	117,600
2030	39,200
Total Future Minimum Lease Payments	509,600
Imputed Interest	(39,040)
	$ 470,560

8.   Lease Commitments (continued)

Supplemental cash flow information related to operating leases was as follows for the year end December 31, 2025 and 2024:

	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities	$ 94,400	$ 50,000
ROU asset obtained in exchange for new operating lease liability	$ 536,314	$ —

9.   Members' Equity

As of December 31, 2025, Clarion Strategic EquityCo, LLC owned 68,891 Class A Units, representing 100% of the Class A Units of Clarion Safety Holdings, LLC. In 2025, Clarion Strategic EquityCo, LLC received 11,523 Class A Units as part of their capital contributed for the purchase of McLoone Metal Graphics, Inc. As mentioned in Note 3, the member of management of Arrow Industrial Solutions, LLC received 1,009 Class B Units totaling $1,233,668 as a result of earning their 2024 earnout, which was issued in 2025. As of December 31, 2025 and 2024, key executives contributed capital totaling $486,682 and $52,173 receiving 448 and 55 Class B Units. Class A units have voting rights and Class B Units are non-voting.

The following table summarizes the equity activity and balances of the Class A Units and Class B units of Clarion Safety Holdings, LLC as of December 31, 2025 and 2024:

	December 31, 2025					
	Class A Units	Class A Dollar Value	Class B Units	Class B Dollar Value	Total Units	Total Dollar Value
Beginning Balance	57,368	$ 53,290,006	2,226	$ 2,817,383	59,594	$ 56,107,389
Contributions	11,523	13,500,000	1,457	1,720,350	12,980	15,220,350
Net Income	—	1,519,129	—	81,133	—	1,600,262
Stock Based Compensation	—	—	—	318,785	—	318,785
Distributions	—	(2,620,143)	—	(129,857)	—	(2,750,000)
Ending Balance	68,891	$ 65,688,992	3,683	$ 4,807,794	72,574	$ 70,496,786

	December 31, 2024					
	Class A Units	Class A Dollar Value	Class B Units	Class B Dollar Value	Total Units	Total Dollar Value
Beginning Balance	57,368	$ 53,726,570	2,171	$ 2,610,507	59,539	$ 53,337,077
Contributions	—	—	55	52,173	55	52,173
Net Loss	—	429,823	—	32,408	—	462,231
Stock Based Compensation	—	—	—	155,908	—	155,908
Distributions	—	(866,387)	—	(33,613)	—	(900,000)
Ending Balance	57,368	$ 53,290,006	2,226	$ 2,817,383	59,594	$ 53,107,389

Unit Options

In March 2022, the Company established the Clarion Safety Holdings LLC 2022 Unit Option Plan (the "Plan"), which permits the grant of up to approximately 5,243 Class B unit options to Company directors, managers, executives, and other key employees, consultants and advisors of the Company. Unit options are generally granted with an exercise price equal to the market price of the Company's units at the date of grant. Class B unit options are not available to be sold to third parties.

9.   Members' Equity (continued)

During the year ended December 31, 2024, the Company granted approximately 209 Class B unit options, of which 50% are time-vesting options and 50% are performance-vesting options. There were no options granted for the year ended December 31, 2025. Time-vesting options vest based on 5 years of continuous service, with 20% vesting on December 31 of each subsequent year for 5 years. The performance-vesting options vest annually pursuant to the company meeting or exceeding targeted earnings thresholds as set by the board through December 31, 2026. In connection with the achievement of the EBITDA targets for the year ended December 31, 2025, a total of 488 unit options vested. The Company is not able to conclude with a high degree of probability that the EBITDA performance targets for performance conditions unit options vesting through December 31, 2026 are probable of being met and therefore is not recording expense for such unit options. As of December 31, 2025, there were a total of 2,232 unit options that vested with a weighted average exercise price of $1,010.05 under the time vesting portion of the Plan. The non vested options have a weighted average exercise price of $ 1,020.09. As of December 31, 2024, there were a total of 1257 unit options that vested with a weighted average exercise price of $1,008.20 under the time vesting portion of the Plan. The non vested options had a weighted average exercise price of $1,016.92. On July 11, 2025 one key executive exercised 227 options at $1,000 per unit.

The company recognized $318,785 in compensation expense for the time and performance vested options in 2025. Unrecognized compensation costs for the non-vested options amounted to $453,736. The weighted average time for the unrecognized expense to be recognized is 1.70 years. The fair value of each options award is estimated on the grant date using a Black-Scholes option valuation model with weighted-average assumptions. The expected volatilities are based on historical volatility of comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Yield curve in effect at the time of grant.

The company recognized $155,908 in compensation expense for the time vested options in 2024. Unrecognized compensation costs for the non-vested options amounted to $765,552. The weighted average time for the unrecognized expense to be recognized was 2.58 years.

A summary of assumptions used in the Black Scholes option valuation model is as follows:

	2024
Calculated volatility	30.23%
Range of expected dividends	0%
Expected Term (in Years)	5
Risk-Free Rate	4.11%
Weighted Average Grant Date Fair Value	$319.75

9. *Members' Equity (continued)*

The following table summarizes option activity under the Plan for the years ended December 31, 2025 and 2024:

	Shares		Weighted-Average Grant-Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Non-Exercisable	Exercisable
Outstanding at December 31, 2024	4,876	$	319.75	7.59	3,619	1,257
Change in units based on time vesting	—		—	—	(488)	488
Change in units based on performance vesting	—		—	—	(488)	488
Granted	—		—	—	—	—
Exercised	(227)		(308)	(7)	—	(227)
Forfeited or expired	—		—	—	—	—
Outstanding at December 31, 2025	4,649	$	320.33	6.6	2643	2006

	Shares		Weighted-Average Grant-Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Non-Exercisable	Exercisable
Outstanding at December 31, 2023	4,668	$	319	9	3,898	769
Change in units based on time vesting	—		—	—	(467)	467
Granted	209		343.39	9.04	188	21
Exercised	—		—	—	—	—
Forfeited or expired	—		—	—	—	—
Outstanding at December 31, 2024	4,876	$	319.75	7.59	3,619	1,257

10. **Revenue Recognition**

The Company recognizes revenue when control of the product transfers to the customer at an amount that represents the consideration expected to be received in exchange for those products.

Nature of Products
The Company's revenues are primarily from the sale of product safety labels and facility safety signs that are shipped to customers. All revenue is from contracts with customers and is included in "Sales" in the Statement of Operations. The Company's segment information on revenue is as follows for the years ended December 31, 2025 and 2024:

		2025		2024
Amount earned at point in time - labels and signs	$	24,286,138	$	10,914,274
Amount earned at point in time - machine guarding		4,864,903		3,878,189
Amount earned over time - consulting		3,356,759		2,781,755
Total Sales	$	32,507,800	$	17,574,218

10.   Revenue Recognition (continued)

Performance Obligations
The Company's contracts with customers consist of purchase orders. For each contract, the Company considers the commitment to transfer tangible products, which are generally capable of being distinct, to be separate performance obligations. The Company considers shipping and handling to be a part of the fulfillment of the performance obligation for purposes of recognizing shipping and handling revenue.

The majority of the Company's revenue is earned and recognized at a point in time through ship-and-bill performance obligations where the customer typically obtains control of the product upon shipment or delivery, depending on the freight terms. The Company considers control to have transferred if legal title, physical possession, and the
significant risks and rewards of ownership of the asset have transferred to the customer and the Company has a present right to payment. In almost all cases, control transfers once a product is shipped or delivered, as this is when a customer is able to direct and obtain substantially all of the remaining benefit associated with the use of the asset.

Transaction Price and Variable Consideration
Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for the transfer of product to a customer. The transaction price is generally the price stated in the contract specific for each item sold, adjusted for all applicable variable considerations. Variable considerations generally include discounts, returns, credits, rebates, or other allowances that reduce the transaction price.

Payment Terms
While the Company's standard payment terms are net 30 days, the specific payment terms and conditions in its contracts with customers vary by type and location of the customer. Cash discounts may be offered to certain customers. The Company has payment terms in its contracts with customers of less than one year and has elected the practical expedient applicable to such contracts and does not consider the time value of money.

Contract Liabilities
Contract liabilities consist primarily of customer deposits. Upon receipt of a prepayment from a customer, the Company recognizes a contract liability in the amount of the prepayment for its performance obligation to transfer goods in the future. Customer deposits totaled $687,555, $21,039, and $0 as of December 31, 2025, 2024, and 2023. The Company will recognize these deposits as revenue when it transfers the goods and satisfies its performance obligation. Contract liabilities are included in accounts payable and accrued expenses on the consolidated balance sheets as of December 31, 2025 and 2024.

Practical Expedients
The following is a summary of practical expedients the Company has elected to apply under ASC 606.

The Company's contracts have an original expected duration of one year or less. As a result, the Company has elected to use the practical expedient to not disclose its remaining performance obligations for contracts that have an original expected length of one year or less.

The Company applied the portfolio approach to its ship-and-bill contracts that have similar characteristics as it reasonably expects that the effects on the financial statements of applying this guidance to the portfolio of contracts would not differ materially from applying this guidance to the individual contracts within the portfolio.

Sales and use tax, value-added tax, and other similar taxes assessed by governmental authorities and collected concurrent with the revenue-producing activities are excluded from the transaction price.

11.   Income Taxes

The Company elected to be treated as a corporation for income tax purposes. The Company accounts for income taxes in accordance with the "Liability Method," pursuant to U.S. GAAP. Under this method, income taxes consist of taxes currently due plus those deferred due to temporary differences between the financial reporting basis and tax basis of the Company assets and liabilities measured by enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes the benefit from income tax positions taken in its income tax returns only when those positions are believed to be more likely than not to be sustained upon review by the tax authorities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Clarion Safety Systems, LLC is subject to U.S. federal, state or local income tax examinations for periods after 2023.

The components of income tax expense included in the consolidated statements of operations are as follows for the years ended December 31, 2025 and 2024:

| | December 31, 2025 | | |
	Federal Expense	State Expense	Total Expense
Current	$ —	$ 18,134	$ 18,134
Deferred	467,551	140,488	608,039
Income Tax Expense	$ 467,551	$ 158,622	$ 626,173

| | December 31, 2024 | | |
	Federal Expense	State Expense	Total Expense
Current	$ —	$ 6,786	$ 6,786
Deferred	121,440	58,342	179,782
Income Tax Expense	$ 121,440	$ 65,128	$ 186,568

A reconciliation of the provision for income taxes to income taxes computed by applying the statutory United States federal rate computed at 21% to income before taxes is as follows for the years ended December 31, 2025 and 2024:

	2025	2024
Income tax expense	$ 467,551	$ 121,440
State taxes, net of federal effect	158,622	65,128
Income Tax Expense	$ 626,173	$ 186,568

The details of the deferred tax (liability) asset are as follows as of December 31, 2025 and 2024:

	2025	2024
Goodwill and Intangibles	$ (2,174,905)	$ (1,987,453)
Fixed Assets	(704,879)	(63,116)
Net operating Loss Carryforwards	2,224,498	2,003,322
Deferred Tax, Net	$ (655,286)	$ (47,247)

As of December 31, 2025, the Company has a net operating loss carryforward of approximately $8,145,360. Management estimates that the net operating loss will be fully utilized and therefore no valuation allowance is necessary on the net operating loss.

12.   Retirement Plan

The Company offers a 401(k) plan covering substantially all of its employees. Eligible employees may elect to contribute a percentage of their gross salary, subject to Internal Revenue Code limits. The Company contributes a 50% match of the employees' participation (up to 6% of their annual salary). The Company contributed to the plan $209,733 and $187,822 in 2025 and 2024.

13.   Subsequent Events

The Company has evaluated subsequent events through March 13, 2026, the date on which the consolidated financial statements were issued.

Item 16.   Form 10-K Summary

None.

166

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 26th day of March, 2026.

CNL STRATEGIC CAPITAL, LLC

By: /s/ Chirag J. Bhavsar
                            CHIRAG J. BHAVSAR
                            Chief Executive Officer
                            (Principal Executive Officer)

By: /s/ Tammy J. Tipton
                            TAMMY J. TIPTON
                            Chief Financial Officer
                            (Principal Financial and Accounting Officer)

<center>**POWER OF ATTORNEY**</center>

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chirag J. Bhavsar and Tammy J. Tipton, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James M. Seneff, Jr. **JAMES M. SENEFF, JR.**	Chairman of the Board	March 26, 2026
/s/ Chirag J. Bhavsar **CHIRAG J. BHAVSAR**	Chief Executive Officer (Principal Executive Officer)	March 26, 2026
/s/ Tammy J. Tipton **TAMMY J. TIPTON**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2026
/s/ Andrew M. Schwartz **ANDREW M. SCHWARTZ**	Director	March 26, 2026
/s/ Mark D. Linsz **MARK D. LINSZ**	Director	March 26, 2026
/s/ Benjamin A. Posen **BENJAMIN A. POSEN**	Director	March 26, 2026
/s/ Robert J. Woody **ROBERT J. WOODY**	Director	March 26, 2026

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